SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C., 20549


             Securities and Exchange Commission File Number O-28416

                                  FORM 10-SB/B
                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

    PURSUANT TO SECTIONS 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

    ========================================================================

                            SBI COMMUNICATIONS, INC.
            (NAME OF SMALL BUSINESS ISSUER SPECIFIED IN ITS CHARTER)

    ========================================================================
               DELAWARE                             58-1700840
     (STATE OR OTHER JURISDICTION OF       (I.R.S. EMPLOYER IDENTIFICATION
     INCORPORATION OR ORGANIZATION)                  NUMBER)


         POST OFFICE BOX 597                           (205) 447-8797
      458 HIGHWAY 278 BY PASS                    ISSUER'S TELEPHONE NUMBER
      PIEDMONT, ALABAMA 36272
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

    =========================================================================

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT

        TITLE OF EACH CLASS                NAME OF EACH EXCHANGE ON WHICH
         TO BE REGISTERED.                 EACH CLASS IS TO BE REGISTERED.

               NONE                                    NONE


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT

                                  COMMON STOCK
                                 PREFERRED STOCK
                                (TITLE OF CLASS)
    =========================================================================

                              DATED JANUARY 8, 1997

   ---------------------------------------------------------------------------


         THIS SECOND AMENDMENT TO REGISTRATION STATEMENT NUMBER O-28416, DATED JANUARY 8, 1997, INCLUDING EXHIBITS, CONSISTS OF 100 SEQUENTIALLY NUMBERED PAGES. THE EXHIBIT INDEX IS LOCATED ON SEQUENTIALLY NUMBERED PAGE 97.



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                                TABLE OF CONTENTS

ITEM     PAGE
NUMBER   NUMBER            ITEM CAPTION
------   ------            ------------

PART I
------

Item 1.    3      Description of Business

Item 2.    40     Management's Discussion and Analysis or Plan of Operation

Item 3.    45     Description of Property

Item 4.    45     Security Ownership of Certain Beneficial Owners and Management

Item 5.    47     Directors, Executive Officers, Promoters and Control Persons

Item 6.    50     Executive Compensation

Item 7.    52     Certain Relationships and Related Transactions

Item 8     57     Description of Securities

PART II
-------

Item 1     59     Market Price of and Dividends on the Registrant's Common
                  Equity and Other Shareholder Matters

Item 2.    63     Legal Proceedings.

Item 3.    63     Not Applicable.

Item 4.    64     Recent Sales of Unregistered Securities

Item 5.    64     Indemnification of Officers & Directors

PART FS    65     Financial Statements

           96     Summary Financial Data

PART III
--------

Item 1.    96     Index to Exhibits

Item 2.    97     Description of Exhibits

           100    Signatures


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 2


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ITEM I.           DESCRIPTION OF BUSINESS

GENERAL

         SBI Communications, Inc., a publicly held Delaware corporation (the "Registrant"), was originally organized in the State of Utah on September 23, 1983, under the corporate name Alpine Survival Products, Inc. Its name was changed to Justin Land and Development, Inc., during October of 1984, and to Supermin, Inc., on November 20, 1985.

         The Registrant was originally formed to engage in the acquisition of any speculative investment or business opportunity without restriction as to type or classification. On September 29, 1986, Supermin, Inc., concluded a reorganization under Section 368(a)(1)(B) of the Internal Revenue Code of 1954, as amended, pursuant to which it exchanged 200,000 shares of its common stock, $.001 par value (all shares numbers used in this registration statement are, unless otherwise stated, adjusted to reflect a one for 20 reverse stock split) for all of the capital stock of Satellite Bingo, Inc., a Georgia corporation organized on January 10, 1986, and the originator of the Registrant's current business (the "SBI Subsidiary"). In conjunction with such reorganization, the former stockholders of the SBI Subsidiary, acquired control of the Registrant and the Registrant changed its name to Satellite Bingo, Inc.

         On March 10, 1988, the Registrant changed its name to SBI Communications, Inc., its current name, and on January 28, 1993, the Registrant reincorporated into Delaware through a statutory merger with a wholly owned Delaware subsidiary in reliance on the exemption from registration requirements of Section 5 of the Securities Act of 1933, as amended, provided by Rule 145(a)(2) promulgated thereunder.

         The Registrant has two subsidiaries, SBI Communications, Inc., an Alabama corporation; and, Satellite Bingo, Inc., a Georgia corporation. As used in this registration statement, unless the context requires otherwise, the term "Registrant" includes SBI Communications, Inc., a publicly held Delaware corporation, and, its subsidiaries, predecessors and affiliates whose operations or assets have been taken over by SBI Communications, Inc., a publicly held Delaware corporation.


CURRENT OPERATIONS

         The Registrant manages an 80,000 square foot, hi-tech Bingo facility in Piedmont, Alabama for various charities. Such facility provides the Registrant with the ability to transmit its games and other entertainment programs to broadcast, on cable and satellite stations. Currently, rents and administrative fees charged to charities are unsecured and generally are paid only as revenues from the Bingo games produce sufficient profit to allow the charities to make payments. Rents receivable at September 30, 1996, $463,038, are concentated in that they are payable by only two charities. Management has estimated the amount of such receivables that are collectible based upon its knowledge of the financial condition of the charities and the history of the profitability of the Bingo games; however, it is possible that management's estimate of the amount of such receivables collectible could change in the near future based on actual payment history.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 3


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         Should local, state, federal or foreign laws regulating Bingo change, such changes could have a material impact on the ability of the Registrant to generate future revenues. One recent change involved a decision by the United States Supreme Court declaring a federal statute that limited state control over operations located on Native American reservations unconstitutional. Such decision is not expected to impact any of the Registrant's current operations.

         The Registrant is headquartered in Piedmont, Alabama at 458 Highway 278 Bypass, Piedmont, Alabama 36272. The Registrant's phone number is (205) 447-8797. The Registrant employs approximately 12 persons.

OTHER PROPOSED OPERATIONS

         The Registrant has experience in the interactive communications and entertainment fields which brings together elements of the "information superhighway." It has created and broadcast interactive national television programs using state-of-the-art computer technology, proprietary software programs, satellite communications, and advanced telecommunications systems.

         The Registrant's management believes that its experience in developing and delivering interactive television programs, as well as its ownership of proprietary systems and software, provide an advantage in its ability to launch new entertainment and information programs based on comparable resources.


         As a result of its experience in production and broadcasting gaming programs, the Registrant has developed a substantial amount of technical, legal and operational information. Currently, the Registrant is exploring a partnership with the Louisiana Charitable Organization Agreement alliance (LACOA), and the development of a senior citizens television network. Such ventures would involve development of television programs featuring interactive Bingo shows, auctions and direct sales. The LACOA project would require passage of legislation presented by the Honorable Clenix Esensauter of Louisiana. Additional areas in the planning stage include the establishment of a Casino and Bingo Hall on real estate provided by Chereokee Indians of Georgia, Inc., (subject to State approval); and, acquisition of Zacker's (Horizon) Gas of Tampa, Florida, a retail propane gas company with $3,000,000 in annual sales. Although retail gas and propane operations have nothing in common with the Registrant's current business, the opportunity was presented to the Registrant's president and in compliance with the legal corporate opportunities doctrine, he presented it to the Registrant. The Registrant decided to avail itself of such opportunity because of the propane industry experience of two members of its board of Directors and because of the economic potential involved in a business with a $7,000,000 asset base and annual sales of $3,000,000. If acquired, Zacker's (Horizon) Gas of Tampa, Florida will be independently operated by its current management, as a subsidiary of the Registrant.


         In light of the preliminary and conditional nature of negotiations, no assurances of any kind can be provided as to the likelihood that such proposed projects will come to fruition.. The Registrant has been active in the interactive television programming business for over ten years. Its

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 4

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core business has been a live Bingo game produced and broadcast via satellite to
Bingo halls and homes across the United States.


1.       GLOBALOT BINGO

INTRODUCTION

         Globalot Bingo and Satellite Bingo are proprietary interactive Bingo games which were broadcast by the Registrant in the past via satellite to participating cable and television stations. The Registrant plans to resume expanded broadcasts in the near future, when it repairs required telephone switching equipment.

         The use of telephones for game card distribution makes it possible for home viewers to also participate in the Registrant's broadcast programs. The Globalot Bingo program was designed to provide larger jackpots than participating operations could individually pay, permitting participating cable and broadcast stations to attract larger viewing audiences, increase profits and attract commercial sponsors.

           A broadcast took place on June 15, 1996; however, subsequent broadcasts have been delayed by a problem with the Registrant's telephone switching equipment, which should be resolved in the near future. Future plans include expanding the game to other week nights. The game was broadcast over PandaAmerica Network in the past and daily broadcasts are expected to resume during the second quarter of 1997, after the Registrant repairs its switching equipment and makes alternative broadcast arrangements (required due to PandaAmerica's inability or unwillingness to make timely payments to the Registrant for past broadcasts).

         The Registrant intends to broadcast a Million Dollar Globalot game each Saturday evening at 11:00 p.m. (eastern time).


OPERATION

         In order to play the game each player must be playing a different card or cards. Globalot Bingo has developed a "Super Jackpot Bingo" computer program that can generate a series of one billion individual cards without duplication. Each card is unique and all cards are serially numbered to preclude anyone from submitting a fraudulent cards and/or counterfeiting.


         Globalot Bingo cards may be obtained by telephone until a specified time. At that point the Registrant provides the serial number of cards obtained for that night's game to its central processing office.

         In order to encourage participation and to develop a broad playing audience, Globalot Bingo developed a special Million Dollar Globalot game, designed to air each Saturday evening at 11:00 p.m. (eastern time). A broadcast took place on June 15, 1996; however, subsequent broadcasts have been delayed by a problem with the Registrant's telephone switching equipment, which should be resolved in the near future.



                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 5


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         When broadcasts resume, the game will pay the first person who attains
Bingo each broadcast night an advertised cash prize. The prizes will involve a chance to win $1,000,000 by being the first participant to cover the correct 8 numbers in 16 calls (the term call referring to the first 16 numbers selected in the game) or less (the "Quick Pick 8" game) or, guaranteed second prizes of $25,000. If there is no winner in the $1,000,000 game, the Registrant will pay the first person to cover the shaded area or complete the Quick Pick 8 game $5,000. In addition to the Quick Pick 8 game, the Registrant will award a $20,000.00 dollar grand prize to the first person covering an entire card. Cards obtained to play the Registrant's 24 hour program will be good for the entire week, including the Saturday Million Dollar Globalot game.


         As additional players participate, the Registrant plans to increase the grand prize to $50,000.

         When the televised game begins, each number being called on the televised show is also recorded by the master computer. The computer system, by monitoring all of the cards in play, is able to determine when a Bingo has occurred and provide the location of the winning card holder. The viewing audience is immediately shown the image of the winning card.

         All games are called at the rate of approximately one Bingo number every 12-15 seconds in order to allow players to play multiple cards. If it is determined that, based on the cards in play, the call is too fast or too slow, an adjustment is made.

         The national winner will be called during the broadcast by the program's host, or, may call the Globalot Bingo 800 number shown on the program. Upon contact, the winner will provide the Registrant's staff with his or her serial number and other necessary identification, including name and address. The winner is then instructed on how to claim the prize.

         If for reasons beyond the control of Globalot Bingo the regular telecast and game cannot be broadcast, all prize moneys announced for that week will be added to the jackpot for the next succeeding game.

TECHNOLOGY


         The Registrant will use proprietary technologies that enable viewers at home to participate in Bingo games televised live in specific English speaking Hispanic markets in the US and Worldwide (local laws permitting).


         Globalot Bingo has a special telephone number, 800-729-BINGO (2464), which is an access code to gain entry into long distance network. Upon dialing the number a caller hears a 45 second message disclosing who the caller has reached, providing information about Globalot Bingo, the caller's options and how to receive Globalot Bingo playing cards by telephone (including the cost and method of billing). A caller must have a prepaid calling card in order to obtain free Globalot Bingo playing cards via the phone, which must be purchased from the Registrant. The prepaid calling card also permits the purchaser to make long distance telephone calls at savings of up to 70% from regular long distance rates and will provide access to other services which the Registrant plans to make available in the future.

         In the event the caller, (who must be 18 or over), wishes to proceed after the 45 second


                    FORM 10SB DATED JANUARY 8, 1997, PAGE 6


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announcement he or she must activate the system. Upon activation by the caller, the call is automatically switched to the Globalot Bingo card distribution center, and charges for the call begin. The time necessary to receive three Globalot Bingo playing cards by telephone is eight minutes and the caller is charged $9.60 or $1.20 per minute. The charge for the call is deducted from the caller's prepaid calling card. The prepaid calling card may be obtained from the tele-communications switch via credit cards or by sending in payment to the Registrant.

         Interactive players will also be able to obtain a strip of three cards free of any charge by sending a stamped, self addressed envelope to the Registrant.


         The Registrant has established a winners hot-line that will allow card holders to obtain information concerning winning cards. This will allow players to play and win even if they didn't have an opportunity to see the show. This number is 800-684-8493.


         The Registrant also has the ability to receive long distance calls from 65 countries for Globalot Bingo playing cards, provided in the same manner as domestic callers except that service is provided in the predominant language used in the originating country. The cost for such calls will differ depending on the country of origin. The Registrant receives a portion of each call paid, payment being different in each originating country. International callers can obtain play information over the internet.

         The Registrant's software and communications technology eliminates the need and minimizes the expense related to the printing and distribution of Bingo cards by permitting viewers to receive up to four "cards" (numbers) by phone; and, allows its telephone switching network to handle thousands of calls simultaneously, permitting optimum viewer participation in each game. The use of these technologies also eliminates the need for live operators.

         The Registrant's production offices and computer center are located at 1332 South Glendale Avenue, Glendale, California 91205. Its phone number is 1-800-460-2170. Each strip of three cards gives the holder nine chances to win the Super Jackpot Prize.


REGISTRANT'S INCOME

         The Registrant's income will be based on the difference between the telephone charges paid by players and the negotiated cost charged to by the participating long distance company. The long distance charges will appear on each caller's prepaid calling card, eliminating collection functions. Since no live operators are employed in recording and processing the calls and awards, the only expenses are related to the prizes offered, production and telecast of the Bingo game and administrative costs.

2.       PROJECTS UNDER DEVELOPMENT

         The Registrant is currently negotiating with Telemundo for production of Spanish language Bingo games to be telecast to Hispanic markets in the United States and in Latin American markets. It is also investigating the feasibility of pay-per-view broadcast of Bingo games to the cable television market and of a regular Bingo game broadcast to the United States.



                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 7

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         BACKGROUND

SATELLITE BINGO

         The Registrant's initial satellite Bingo concept was to broadcast Bingo games periodically from a satellite re-transmission facility, thereby making the game available to viewers through the United States. The targeted viewing audience was comprised of homes with satellite dish receivers or access to cable facilities, and, direct broadcast recipients (I.E., Bingo halls). Each program was to be broadcast live and viewers were to be provided the opportunity to win valuable prizes by playing the game.

PIONEER GAMES OF AMERICA

         The Registrant's first satellite Bingo broadcast, ("Pioneer Games of America") took place in 1985, from facilities in Tallahassee, Florida. The program was broadcast live once a week from WCTV Channel 6, Tallahassee's CBS affiliate station. At the time, the Registrant had agreements with 20 cable networks which allowed the program to be delivered via cable to homes across the United States. The program was also directly broadcast from WCTV to homes in the Tallahassee area. In addition, homes with satellite dish receivers were capable of picking up the program.

         Bingo game cards were distributed to the public free of charge through Piggly Wiggly grocery stores approximately 2 to 3 weeks prior to the game. The Registrant would print the cards, color code them each week to mark the start of a new game series, and distribute them to stores throughout the Southeast. The cards featured a Bingo scorecard on one side and a discount coupon for select store merchandise was featured on the other side.

         Distributing Bingo game cards to grocery stores provided the Registrant with a low-cost way to reach a mass market and gave Piggly Wiggly stores an attractive promotion from which to build foot traffic in its stores. Shoppers could pick up the free Bingo cards in the stores or write to an address provided during games to receive free Bingo cards by mail.

         The Registrant generated revenues by selling advertising to sponsors such as Proctor & Gamble, who would advertise their products during the broadcast and subsidize the product discount coupons which appeared on the backs of the Bingo cards. The Registrant also received revenues through syndication fees from independent television stations and cable systems, as well as through the sale of Bingo cards to sponsors like Piggly Wiggly, who distributed the cards in their grocery stores. Prizes consisted of cash awards of up to $40,000.

         The broadcast was held once a week for approximately 13 weeks. Each broadcast featured a live game program host who drew numbers and announced the winners. The popularity of the game was enormous. At one point, the Registrant was printing and distributing 7,500,000 cards per week. Eventually, the cost of producing and distributing the cards at the negotiated prices exceeded the Registrant's ability to make a profit, and the broadcasts ended in 1987.

2.       SATELLITE BINGO PRODUCTIONS

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 8

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         In September of 1987, the Registrant formed a joint venture called
"Satellite Bingo Productions" for the purpose of producing and distributing a live satellite Bingo program once a week from a television studio in Glendale, California. Agreements with cable systems and television stations enabled the Registrant to broadcast the "Bingo Game Show" to larger metropolitan markets, such as Las Vegas and Detroit. To attract attention and generate excitement for the games, the Registrant secured national entertainers and celebrities such as Marty Allen, Jo Ann Worley and Don Sutton to appear on the broadcasts.

         As it had done in Tallahassee, the Registrant delivered Bingo cards to grocery stores in 32 cities throughout the United States. Again, due to the popularity of the game, the Registrant eventually became overwhelmed with requests for Bingo game cards. Cards were distributed below cost which eventually eroded the Registrant's profit. Consequently, the Registrant discontinued the broadcast in 1988.

3.       SPANISH SATELLITE BINGO

         In 1988 the Registrant began Spanish language broadcasts from Los Angeles, California, through KMEX Channel 34 to the Los Angeles Hispanic market. The broadcasts were produced at Glendale, California.

         Sponsors of the broadcast included the Coca-Cola Company and individual Seven-Eleven stores. In addition to Los Angeles, the program was broadcast to markets in Central and South America. As with the Registrant's previous satellite Bingo games, cash prizes of up to $25,000 were awarded and participants could pick up Bingo cards at participating Seven-Eleven stores.

         The game ran for approximately 13 weeks and, as with the other Bingo broadcasts, was terminated due to increased production costs.

4.       TECHNICAL IMPROVEMENTS

         In the years following its last Satellite Bingo broadcast, the Registrant continued to develop and produce on-going Bingo programs held at Bingo parlors located on Native American reservations. The Registrant also continued to make substantial investments in the development of proprietary software. This software was responsible for generating combinations of Bingo card numbers which ensured that no two Bingo cards were alike.

         When the Registrant began broadcasting Satellite Bingo in 1985, it was capable of producing only 27,000 different combinations of Bingo cards. Over the years, enhancements to the program enabled the Registrant to increase its Bingo card combinations to more than 100 million.

         In 1990, the Registrant developed a highly-sophisticated copyrighted software program called the "One Billion Series for Bingo Lottery." This software enabled a computer to generate up to one billion uniquely different cards which were coded for play in a specific game through a series of assigned serial numbers. These serial numbers permitted the Registrant to easily track Bingo cards that it had printed and sold or otherwise distributed.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 9

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         The software placed in play only those cards which had been sold or distributed for a specific game, guaranteeing that each game would produce an identifiable group of winners, something the previous software was incapable of doing.

         Another major advantage of the software was that it was possible to tie it into an automated telecommunications system, which allowed the Registrant for the first time to distribute Bingo cards "over the telephone." Participants could call in and follow a series of automated voice commands to obtain the numbers for their free Bingo cards by telephone. The caller would simply write down the Bingo card numbers given by telephone on a blank sheet of paper, creating his own personalized Bingo card.

         Because his information was captured on a computerized database, the Registrant could charge the participant for the call by arranging for the calls to appear on the participant's regular telephone bill.

5.       TEST MARKETING

         The Registrant began implementing its new software system in 1991. To eliminate some of the obvious drawbacks of distributing Bingo cards on a weekly basis to a wide geographic area, the Registrant limited its distribution of Bingo cards to select military bases, charity Bingo halls and Indian reservations, which were already conducting their own weekly Bingo games and could distribute the satellite Bingo cards to their local participants. During the test marketing period, the Registrant provided Bingo cards to the participating game operators free of charge. The Registrant began charging for the cards once the test period was over.

         Satellite receivers were placed at participating Bingo halls. The receiver enabled operators to down-link the satellite Bingo broadcast to their Bingo audiences, who could play along on the satellite Bingo cards previously obtained from the hall. The Registrant's satellite Bingo games offered local Bingo players the chance to win larger cash prizes (during the test years 1991 and 1992, the Registrant gave away more than $120,000 in cash and prizes).

         The Registrant designed its satellite Bingo game with a view towards offering participating game operators with considerably larger jackpots than they could individually afford or legally pay in many jurisdictions. The Registrant's management believed that, because of the larger potential prizes, participating Bingo parlors and charity game operators would be able to attract larger numbers of players, resulting in increased income.

         In addition to the local play, the Registrant also began testing its "interactive" concept, whereby viewers at home (who were able to receive the satellite Bingo broadcast over their own satellite receiver dishes) could call a televised toll-free number, receive a set of Bingo card numbers over the telephone or by mail, and then, during a subsequent broadcast, play the game along at home.

         Satellite Bingo's popularity among local Bingo players, home viewers and game hall operators during the test stage led the Registrant to officially air the first "Globalot Bingo" program in November, 1993.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 10

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6.       GLOBALOT BINGO

         The Registrant produced and broadcast its first satellite Bingo program under the trade name "Globalot Bingo" on November 13, 1993, live from a charity Bingo hall located in Piedmont, Alabama. Globalot Bingo was broadcast each Saturday evening from 9:30 p.m. to 10:30 (Eastern Standard Time).

         Under the Globalot Bingo program, the Registrant paid an advertised cash prize to the first person who successfully completed one of its specially-generated, copyrighted Bingo game cards. The prizes were awarded following each weekly broadcast and started at $20,000 for the grand prize winner and $5,000 for the second prize winners.

         Over time, the Registrant developed a larger prize potential for a grand prize winner. A special "Quick Pick 8" Bingo played during the broadcast involved a potential $1,000,000 cash prize. Prize payments were bonded through major insurance carriers licensed in states where the prizes were paid.

         In addition to home viewers and local players at the Piedmont Bingo hall, other Bingo halls located at military bases and Indian reservations offered Globalot Bingo to their local players by agreeing to sell Bingo game cards and paying the Registrant for their participation.




HOW GLOBALOT BINGO WORKED

         Like the Registrant's previous Bingo broadcasts, Globalot Bingo was based on the popular game where contestants filled in a Bingo card by playing "Quick Pick 8" or a "coverall" games. All games were called at a rate of approximately one Bingo number every 12 to 15 seconds in order to allow participants to play multiple cards. Most could comfortably play up to five cards at a time. The Registrant initially sold Globalot Bingo cards to licensees for $5.00 for a strip of three Bingo cards. The Registrant also offered game cards at $10.00 for a strip of three to home viewers.

         Home viewers who watched the program and wanted to play could call a special toll-free number in Toronto, Canada (now Denver, Colorado), and register the cards with a designated licensed Bingo hall (like the Piedmont, Alabama hall). They would receive their Bingo card numbers by telephone for the next Globalot Bingo program. Although there was no charge for the cards, the caller was billed approximately $10 for the long distance telephone call through the local telephone service provider. The length of the call determined the number of cards the caller could obtain.

         As with the sale of printed Globalot cards, the Registrant established a termination deadline prior to the start of the game to allow its computer sufficient time to process caller information. When the televised Globalot Bingo game began, each number called on the television program was recorded by the master computer. The computer system monitored all the cards in play and was able to determine when a win occurred. It then identified the licensee that sold the winning card.

         The viewing audience was informed which card won the Globalot game and actually saw an image of the card on the television screen. The grand prize winner would then call the Globalot 800 number and provide the Registrant with the serial number and other necessary identification. The

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 11

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winner was then provided with instructions on how to claim the prize. Prizes were paid through the designated licensed local Bingo hall at which the cards were registered; however, the local Bingo hall had no responsibility for the national prizes or their payment. After verification of the grand prize winner, additional numbers were called for second prize (or prizes), which were awarded by the Registrant.

         The Registrant's sophisticated computer system acted as both a security system and a generator of Bingo card members. The computer could verify the winning card through the serial number and, as part of its memory, the computer knew when there was a winner as soon as the number was called.

         The Registrant successfully broadcasted its Globalot Bingo program from Piedmont, Alabama from November 13, 1993 until March 27, 1994, when a tornado damaged the Piedmont Bingo hall (now repaired and purchased by the Registrant).


PRINCIPAL PRODUCTS OR SERVICES AND THEIR MARKETS


         The Registrant manages an 80,000 square foot, hi-tech Bingo facility in Piedmont, Alabama for various charities. Such facility provides the Registrant with the ability to transmit its games and other entertainment programs to broadcast, on cable and satellite stations. Currently, rents and administrative fees charged to charities are unsecured and generally are paid only as revenues from the Bingo games produce sufficient profit to allow the charities to make payments. Rents receivable at September 30, 1996, $463,038, are concentrated in that they are payable by only two charities. Management has estimated the amount of such receivables that are collectible based upon its knowledge of the financial condition of the charities and the history of the profitability of the Bingo games; however, it is possible that management's estimate of the amount of such receivables collectible could change in the near future based on actual payment history.

         In addition to the foregoing, the Registrant has in the past developed and broadcast interactive game shows which it intends to resume broadcasting in the future, after it repairs its telephone switching equipment and makes new broadcast arrangements. These programs are described below:

GLOBALOT BINGO

1.       INTRODUCTION

         Globalot Bingo is a proprietary Bingo program developed and marketed by the Registrant and for broadcast via satellite to participating licensees. The licensees must be legally able to participate in the program based on the federal, state and local laws that specifically apply to them. Licensees include individuals who own satellite dishes but the bulk of its licensees have been Bingo parlor operators on Native American properties and Bingo games operated by non-profit organizations (E.G., churches).

         The Globalot Program was broadcast each Saturday from November 13, 1993, until March 27, 1994, at 9:30 p.m. (Eastern Standard Time), over transponder 8 of the Galaxy 3 communications satellite. Programming was interrupted when a tornado damaged the facilities used by the



                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 12

Registrant; however, the facilities have been repaired and purchased by the Registrant. During the interim, the Registrant re-evaluated its marketing plan and restructured its broadcasts to target the home viewer rather than bingo halls. The Registrant also decided that it would be more cost effective to work with an existing network (the PandaAmerica Shopping Network) rather than to purchase its own transponder time. The Registrant currently has an agreement with the Panda America Shopping Network to produce a 24 hour animated bingo show and a weekly 30 minute live interactive game shows with cash and prizes given away. The first half hour game show was broadcast on June 15, 1996 over PandaAmerica Network and its affiliates; however, subsequent broadcasts have been delayed by a problem with the Registrant's telephone switching equipment, which should be resolved in the near future. In addition, the Registrant has determined to seek an alternative broadcast arrangement due to PandaAmerica's inability or unwillingness to make timely payments to the Registrant for prior broadcasts.


         The Globalot Program was frequently followed by continuing optional local games, usually starting after 10:00 p.m. (Eastern Standard Time). The Registrant plans to expand the Globalot Program to other week nights during the next twelve months.

         Under the Globalot Program, the Registrant pays the first person who successfully completes one of the Registrant's specially generated, copyrighted Bingo game cards (generally referred to as a "coverall") a pre-advertised cash prize. The prizes are awarded following each broadcast and started at a chance for $1,000,000, with a guarantee of $25,000 for the grand prize winner and $5,000 for the second prize winners.

         The Registrant expects to increase the prize money paid to game winners in the future, based on anticipated increases in the number of players and Bingo parlors participating. The next level of prizes is expected to be a grand prize of $50,000 and second prizes of $10,000.

         The Globalot Program provides participating game operators with considerably larger jackpots than they could individually afford or legally pay in many jurisdictions. The Registrant expects that because of the larger potential prizes, participating Bingo parlors and charity game operators will attract larger numbers of players, resulting in increased income.

         The Registrant's administrative offices are currently located at 458 Highway 278 By Pass; Piedmont, Alabama 36272. Its toll free Globalot telephone number is 1-800-460-2170. Production offices with studio facilities are located at 1239 South Glendale Avenue, Glendale, California 91205.

2.       OPERATION

         The Globalot Program can generate a series of up to one billion individual cards, without duplication. Each card is unique and all cards are serially numbered in order to preclude cheating and counterfeiting. Participation in the Globalot Program by licensees requires them to have access to a satellite dish and receiver to down-link the program; television monitors for viewing the program; and, a turn-key installation package provided by the Registrant. Under certain license arrangements, the Registrant provides the licensee with the required equipment, at the Registrant's expense.

         Globalot cards are sold by licensees of the Registrant for specifically dated games, with sales

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 13 halted prior to commencement of the designated games at times specified in the licensing agreements. It is expected that most licensees will initially be operators of Bingo parlors or of games sponsored by authorized charities or churches.

         Immediately following the sales termination deadline, licensees provide the Registrant's central processing office with the serial number of cards sold for that night's game, via an 800 telephone number. Master computers in the Registrant's main offices then record all cards sold by licensees.

         When the televised game begins, each number called on the televised show is recorded by the master computer. The computer system monitors the cards in play and is able to determine when a win occurs. It then identifies the licensee which sold the winning card. The viewing audience is informed of which card won the Globalot game and actually see the image of the card on the viewing screens. The grand prize winner calls the Globalot 800 number listed on each card, and provides the Registrant with the serial number and other necessary identification of the winning card, together with the winner's name and address. The winner is then provided with instructions on how to claim the prize. Local Bingo parlors have no responsibility for the national prizes or their payment. After verification of the grand prize winner, additional numbers are called for a second prize (or prizes) to be paid by the Registrant. If, for reasons beyond the control of the Registrant, a regularly scheduled telecast cannot be broadcast, all prize funds announced for that week are added to the jackpot for the next telecast.

         All games are called at a rate of approximately one Bingo number every 15 seconds in order to allow players to play multiple cards. Based on the Registrant's experience, such time permits experienced players to comfortably play up to five cards at a time. If it is determined by participating Bingo parlor operators that the calls are too fast or too slow, they notify the Registrant and adjustments can be made.

         Local operators have the option of continuing play, after award of Globalot prizes, for local prizes, subject to applicable local gaming laws and regulations.

3.       THE COPYRIGHTED BINGO CARDS


         The Registrant sells Globalot cards to licensees for $9.00 per strip of three different cards. Each strip gives the player three chances to win the grand prize.

         The Registrant currently provides its licensees two card payment plans, the EFT Plan and the Prepay Plan:


         1. Licensees may execute an electronic funds transfer (EFT) authorization permitting the Registrant to debit the licensee's checking account for cards actually sold, in which case cards are shipped on consignment and the licensee is debited for cards sold immediately after it reports sales to the Registrant on the toll-free number. Because of the Registrant's card inventory tracking system, the Registrant can monitor the licensees card inventory and ships additional cards as required, assuring that the licensee always has an adequate reserve of cards on hand.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 14

         2. Licensees wishing to participate in Globalot but not wanting to enroll in the EFT program must pre-pay the price of their cards by submitting card orders accompanied by full payment therefor.

In either case cards are shipped, freight pre-paid, by UPS surface mode. Expedited delivery is available at the expense of the licensee.

4.       LOCAL PLAY
         Licensees who operate Bingo parlors on Native American properties or who operate qualifying charity or church games can continue play after conclusion of the Globalot Program, subject to applicable local laws.

         When the Globalot transmission begins, the number caller for the local game operator places 75 balls in a slot designed to light up an electronic display. Each Globalot number called is also displayed on television monitors at local parlors. When a televised Globalot game ends and the grand prize winner has been recognized, local number caller merely rakes all remaining balls not called during the Globalot broadcast into a hopper and activates a local blower mechanism to complete local play. Local games are played until a local win for a locally determined and paid prize occurs.

5.       PERSONAL PLAY

         Individuals who are unable to attend Globalot transmissions at licensed local parlors can still play by obtaining copyrighted cards for the next scheduled game directly from the Registrant and registering them with designated licensed local parlors (E.G., Frontier Palace in Piedmont, Alabama). The cards are obtained by calling the Registrant's special number in Denver, Colorado. Although there is no charge for the cards, the caller is billed $1.20 per minute for the call through his prepaid telephone calling card. Prizes are paid through the designated licensed local parlor with which the cards were registered.

6.       SYSTEMS

The Globalot System includes the following sub-systems:

         A.       CUSTOMER INFORMATION SYSTEM.

         All customer information including names, addresses, telephone numbers, hall sizes, security account codes, and comments are accessible through a data input/inquiry screen, with reports generated upon request. The sub-system permits card sales to be monitored and system security to be maintained.

         B.       CARD SALES INVENTORY SYSTEM.

         This sub-system allows the user to track card sales by account identification number and date sold via a data input/inquiry screen. This system permits cards placed in play to be validated for ownership (security) and verifies the winner's location. It also allows a re-order system to track and report upon those accounts that need to buy more cards.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 15

         C.       CARDS INTO PLAY SYSTEM.

         This sub-system requires the Bingo hall owner to telephone the user and provide the last serial number of cards sold for a game prior to game time. It allows the user to place card numbers into play via a data entry/inquiry screen and also performs security and responsibility checks insuring that the card numbers are owned by the account and that the number of cards to be played is a reasonable number for the hall size.

         D.       CARD GENERATION SYSTEM.

         This sub-system generates up to 1 billion unique Bingo cards each with a serial number beginning with 0 and ending with 999,999,999, in order. There are 114 quadrillion potentially unique Bingo cards and the Company could allow for the total set. However, in order to limit the length of the serial number the Company has set the limit to 1 billion by using a 10 digit serial number (which the Company feels is a reasonable size).

         The Company decided that the best method for card generation would be to develop an algorithm whereby a serial number would represent a Bingo card and no database lookup would be necessary. This approach avoids the necessity for a large database of cards and provides a number of advantages. First, system security is greatly increased because no one can tap into or get a copy of the card database. The source code for the algorithm is owned by the Company and the only copy is kept in secure storage. Second, hardware costs are greatly reduced because the Company does not have to rely on a hard disk or a modem hookup to verify a card (the program is resident in the local computer). Third, chances of system failure are greatly reduced since less hardware connections are required.

         E.       CARD PRINTING SERVICES.

         The Company has contracted with a printing company for competitive printing services. The system automatically creates a magnetic tape for card printing that can be transferred to most printers. The printing company works directly with the Company to insure that all requirements for the printing and packaging are met. Alternatively users can print their own cards.

         F.       THE "PLAY BINGO" SYSTEM.

         This system provides the actual game playing function. It takes all cards that are placed into play and picks Bingo numbers at random ; and, also provides the option of continuing the game in order to provide for multiple winners. It runs after a selected cutoff time (thirty minutes before game time) and is ready for televised play at game time. Using the "plunger" and the electronic Bingo board, the Bingo numbers are determined and displayed until one card has won, at which time the computer notifies the user that there is a winner. The winner's location and card face are also displayed. The game plays quickly and accurately and the Company has calculated the statistical probabilities for the number of Bingo cards that can be called before a win occurs. The Company expects to have between forty and fifty Bingo numbers called before a card wins.


         G.       CARD VALIDATION AND WINNER VERIFICATION.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 16

         A data entry/inquiry screen allows the user or the customer to type in a serial number and the face of the card is then displayed. The verify winner sub-system automatically provides this information about the winning card and gives the location of the winner on a winner report.

         H.       THE RE-ORDER SYSTEM.

         This system reports, upon request of the user, all customers who may need to re-order cards. Using the card sales and card play inventory systems any user that has ever played a game is listed on the report along with statistical data such as number of games remaining, average cards played per game, ETC.

         I.       THE SECURITY SYSTEM.

         Security has been a major factor in the design of each part of the system. The card generation algorithm prevents copying or stealing of viable cards. The card sales, card play, and customer information systems provide controls to check validity of serial numbers, validity of ANI (automated number identification), and validity of account number. In addition, only the Company owns and retains a copy of the software which is copyrighted. All cards are printed in a distinctive and unusual style on special paper so that copying of cards is very difficult. Card Sales are controlled by the user directly with a specific Bingo hall being responsible for the sale of each card. All card sales information is carefully tracked in inventory as is all card play information. A password is required to perform data entry or inquiry into the system. No new game can be played or setup for play unless this password is utilized.

         J.       POST-PLAY INVENTORY SYSTEM.

         This system wraps up, cleans up, and resets the systems after a game has been played. The card sales and play inventory systems are updated with play information and with winner information. The automated call-in program and the game set-up master programs are placed into a wait state so that the user can schedule the next game to be played.

         K.       USER TRAINING AND DOCUMENTATION.

         The system comes with complete user and system documentation. The Company supplies user training as part of the package.

         L.       CARD GENERATION

         This sub-system generates a file containing Bingo numbers and serial numbers to be printed on Bingo cards. Up to one billion unique Bingo cards can be generated. A print tape is generated to create Bingo cards, each unique and with a unique serial number. The Bingo numbers on the cards are randomly generated and the serial numbers are sequentially generated. A screen is available permitting card generation in the quantities desired. The user also determines whether cards will contain a "free space".

         Bingo numbers are randomly generated and stored with the corresponding serial number in

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 17 a database. The number of cards generated is specified by the user with a breakpoint of 2,000 cards. Cards can be printed with a "free" space which must be selected at card generation time and all cards then generated will contain the "free space". The cards are recorded on magnetic tape which is shipped to a card printing shop. The user is responsible for all tape creation and shipping.

         The data entry screen permits the user to specify the number of cards to be generated and to enter the free space option. The user enters the number of cards to be generated. A sanity check is performed and all history is logged. The last sequence number is generated and the total number of cards already generated is displayed. The user is asked to approve continuance of card generation. The file is generated using random Bingo numbers for each card in the format required by the print company. The file is transferred to magnetic tape. The file is added to the "all cards" database for play.

         M.       CARD SALE INVENTORY

         This sub-system provides the user with a computerized means of keeping track of all Bingo hall customers and all cards sold to such customers. Data entry screens allow the user to enter information about the Bingo halls including their names, locations, and telephone numbers. The user can also track how many and which Bingo cards are sold to each hall. With this sub-system the Bingo call-in system has the ability to provide security and to perform reasonability checks on the cards in play. Also, a re-order system can be created using the card sale inventory database. The user can then be pro-active about the sale of Bingo cards.

         This system provides the data necessary for security and for reasonability checks in the call-in system. The data stored also provides information about customers and helps track card usage for each customer. Many sales, usage, and statistical reports can be generated through this system.

         Data entry screens with at least the following information are created:
Bingo hall name, address and phone number(s); contact person's name; account identification; serial numbers of cards sold identifying source and purchaser; and, the date of sale. A screen also displays the history of cards sold, including last serial number, dates sold, and dates played.

         All of the foregoing information is kept in a database which is accessed at the time of call-in for reasonability checks and security. The database is also accessed by the play programs to record cards played and winners for each location.

         N.       PLAY INVENTORY (PRE-GAME CALL-IN)

         This set of programs allows the Bingo halls to call in and record the cards that are to be played in the upcoming game. A dialogic board is used to perform the communications and voice response to the customer. The customer enters information using the phone keypad. A data entry program allows an operator to place cards into play manually with override capabilities.

         There are several parts to this sub-system. First is the call-in program which allows the customer to place cards into play using an automated voice response system on an 800 number. Second is a watchdog program that checks to see that all Bingo halls have called in a specified time

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 18 before play. Third is an override program that allows the user to put cards in play even if reasonability check on card numbers or the account identification numbers cause the automated call-in program to fail.

         The call-in program allows any customer to dial an 800 number and enter the last serial number on those cards that he has sold for play in the next game. This program performs checks on the customer's account identification number and on his ownership of cards and then either allows the cards into play or gives an error message to the customer. An account status field is also checked before cards are allowed into play.

         At a specified time prior to game beginning another program checks to see that all Bingo halls have called in to designate the cards in play. For those halls that have not called in an automatic call is generated to remind the hall to call in. At a pre-specified later time a printout is generated so that a live operator can call the hall.

         The operator has a data entry screen that performs the same functions as the automated call-in program but can also override the security check and account status check. Specifically, the operator can place any generated cards into play.

The following gives a basic outline for the pre-game call-in system.

         1.   Gives greeting message, gives date and time of upcoming game.

         2.   Gets account identification number.

         3.   Gets last serial number sold for play.

         4. Checks card sale inventory file to check that range of serial numbers is valid for security identification number.

         5. If the range of serial numbers is not valid, gives message to re-enter or call a live operator for help. Prints error report for live operator.

         6.   Gives closing message to Bingo hall, repeats game time.

         7.   Sends data to file for "play" program.

         8. At designated time places reminder call to all halls that have not called in.

         9. At designated time generates a final report of all halls that did not call in or that called in with errors.

         10. Once the call-in time is over the call-in line so informs the caller.

         11. Interfaces with security sub-system to track all attempts to enter system with invalid security codes.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 19

         12. Creates a data entry screen for the user to take call-ins by telephone manually and to override any measure utilized in call-in.

         O.       PLAY BINGO

         This sub-system is the main brain of the system (the one that actually "plays" Bingo). Using a full card blackout with the possibility that some cards may have a free space, this sub-system generates from 40 to 47 Bingo numbers causing one card to win. The press of a button causes the numbers to display on a Bingo board. Once a winner is found the game is stopped and the next phase ("verify winner") begins. However, the user has the option to continue the game even though a winner has been found. In this event there will be multiple winners.

         During call-in Bingo card numbers are retrieved from the "all cards" database and bitmapped into memory for the play program. There is a cut-off time when no more call-ins are allowed. At this time the play program finishes the bitmapping and then randomly chooses a card to win. This part of the program is actually "pre-play" as all numbers to be generated in the real-time play program are actually chosen here. Using an algorithm from 40 to 47 Bingo numbers are generated and ordered for play so that when the last number is called one and only one card will have won. The user has the option to continue the game, picking more numbers and getting more winners.

         The system creates a program to accept serial numbers from call-in and look up the cards in the database. Then the card numbers are bitmapped into memory. It creates the bitmapping program and the program that will randomly choose a winning card and then chooses the other Bingo numbers to call. It organizes these Bingo numbers into the order for the real-time play program, examines the card sale inventory file to find the winning Bingo hall and organizes this information into the order required by the real-time play program. Through a keystroke the system displays the Bingo numbers to the electronic board one at a time. Once a winner is found it is displays on the computer screen along with its location.

         P.       VERIFY WINNER

         This sub-system displays the face of the winning card, its serial number and the location of the winner on the screen. After the Bingo game is played and a winner has been found, the master of ceremonies announces that there is a winner. At this time the winner calls and gives his serial number. When the number is input the card's likeness is displayed to the computer screen.

         Once a game play is completed the winning card location and serial number is displayed. A program allows the user to enter the serial number and then the card face is displayed. If the wrong serial number is called an alternate screen is displayed. In the event of multiple winners all winning serial numbers are displayed.

         Q.       VALIDATION

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 20

         At any time during or after play this sub-system allows a card serial number to be typed into a data entry screen and to have the card displayed. In order to verify the numbers on any Bingo card a sub-system is available to display a replica of the card after its serial number is entered. The system creates a data entry screen that accepts a serial number. It displays the corresponding Bingo card numbers in a Bingo card format and displays error messages if the card is not found.

         R.       POST PLAY INVENTORY

         This sub-system updates all necessary databases with information from the game. After a game is played the "all cards" database is updated so that cards already played will not be played again. The card sale inventory database is also updated so that all information desired by the user, including potential re-order reporting, winner statistics, and sales statistics can be generated.

         The system marks all cards in "all cards" database that have been played as "played". The database is subdivided with one sub-data base containing played cards and one containing unused cards and generates a backup copy of all databases. It updates card sale inventory database so that the next pre-play call-in can do reasonability checks. Also, any other desired information can be stored here (such as winner information, sales statistics). Dates of play for serial numbers will be kept here.

         S.       CARD RE-ORDER

         This sub-system tracks the card sale inventory database and generates reports to alert the user that a re-order by the customer is needed. After game play and post play inventory updates this sub-system checks each customer for number of outstanding cards and generates a report of those customers who should be interested in purchasing more cards.

         Programs analyze the card sale inventory file after each game played and create statistics for each customer. Using the statistics and user defined stock needs a probable re-order date is determined. A report is generated giving probable re-order dates for those customers with an upcoming date.

         T.       SECURITY

         This sub-system provides security features so that only those Bingo halls approved for play will have access to the call-in system. A security file associated with the card inventory system assigns a security code to each Bingo hall. The security code must be entered in the call-in system by the hall in order to put Bingo cards into play.

         The sub-system provides the user of the card inventory system with a security identification number for each Bingo hall which is given through an appropriate means to the responsible person at the Bingo hall. Then this code is utilized to verify authorization of Bingo card call-in. Any attempts to call-in Bingo cards with an invalid security code generate an error listing. If the "ANI" of the incoming call is known other information will be available for the user (such as number of bad attempts from a specific Bingo hall or number of attempts from bad ANI).

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 21

         After the initial Bingo hall information is entered in the inventory system this sub-system creates an account security number for the Bingo hall. The user gives the Bingo hall his security number either by telephone or by mail. The security number is checked at each call-in and any violations are reported.

7.       CONCLUSIONS

         The system results in high difficulty of duplication as a barrier to competition. The complex card generation and play algorithms are the biggest detriment to duplication. The system's developer has been employed on numerous complex projects including development of the expanded memory manager for Compaq and creation of the operator workstation in use by Northern Telecom. The encoding of the serial number, the large size of the card database with no duplication and the fact that there is only one winner are all difficult to copy. As with most products there is the possibility that a competitor will develop such a system; however, such system would normally take at least one year to develop and would probably not run correctly unless the complex algorithms were developed.

         The local computer hardware can be sold to the Bingo halls. This does not affect the ownership of the software which is proprietary. The only purpose for a local computer is to allow the Bingo hall to continue play at the local level after the national winner has been found and then to verify the local winning card. If the Bingo hall chooses not to continue the game there is no need for a local computer. A Bingo hall can purchase its own computer as long as is meets the required specifications. To date, however, no Bingo hall has purchased such computer hardware from the Registrant.

         The Company's software package provides critical features such as inventory control, a card re-order system, strict security, faster play, automated pre-play calling, a large unique database of cards, the ability to continue play beyond one winner, simple card generation (without database storage), inexpensive card printing, an optional local computer, user training and documentation, and an overall and complete system for Bingo games.

SUBSCRIPTION SATELLITE TELEVISION

1.       HOW SUBSCRIPTION SATELLITE TELEVISION WORKS

         Broadcasters can transmit up-link signals in an "unscrambled" or "scrambled" state. An unscrambled signal may be received by any satellite dish and viewed with an ordinary satellite receiver. Broadcasters may also alter their up-link signals to prevent unauthorized reception of the down-link programming. Such a scrambled signal may be viewed only if the signal has passed through an activated decoder; otherwise, it will appear on the television screen with an unstable image and unintelligible sound. (See "Decoder" and "VideoCipher Plus II", respectively below). The scrambled up-link signal contains addressable information so that only an activated VideoCipher II can descramble it. However, the decoder can only be activated via satellite, as follows: When a customer orders subscription programming, he provides his decoder's unique serial or identification number, which is put into a computerized digital code and added to the universe of similar codes from all purchases of the subscription programming. These codes are then continuously up-linked to the satellite for broadcast along with the subscription programming. If the decoder has been

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 22 authorized for a specific program, it will be activated by its own broadcast "address" code (no other broadcast "address" code will affect that particular decoder). In the event a subscriber becomes delinquent in paying for the programming, or elects not to renew, the broadcaster will issue a de-authorization code which alters the decoder's "address" code within the up-linked signal, and the subscriber will no longer be able to decode the scrambled signal.

2.       COMPONENTS OF A HOME SATELLITE TELEVISION SYSTEM OR EARTH STATION

         A home satellite system consists of an outdoor "dish" (which essentially functions like the familiar roof top antenna, I.E., it receives and collects television signals), an indoor electronic receiver and a television set or monitor. In order to receive a particular signal, the owner of the earth station or dish must aim the dish at the broadcasting satellite, either electronically or manually, and tune the receiver to the desired transponder or channel. Mounted in the front of the dish is an electronic device called a "feedhorn". A broadcast from a satellite bounces off the dish and into the feedhorn, where it is translated into an electronic signal. This signal is then fed by wires to the tuned receiver, which converts it into a television image and sound. However, as described above, a scrambled television signal will not generate visible images or sound unless the receiver is combined with a decoder which has been activated.

         Decoders are available separately or as built-in components of the receiver. Currently the most popular decoder is VideoCipher Plus II. (See "Decoder" and "VideoCipher Plus II" below). A Decoder is an electronic device which, when activated, converts an intentionally altered or scrambled satellite television signal back to the standard format or pattern for normal perception.

         VIDEOCIPHER PLUS II is a brand of decoding system which currently is the standard which satellite home dish and unauthorized viewing of their respective services. It currently has the capacity to decode 56 different channels, and its compatible with virtually all satellite television receivers. However, a significant number of VideoCipher Plus II machines have been activated by unauthorized third parties, allowing people to view decoded signals without paying the programmer's fees. Such "piracy" has become widespread and is believed to have deprived programmers, including the Registrant, of substantial revenues. Although General Instrument Corp., the manufacturer, and the industry in general are attempting to reduce the number of unauthorized VideoCipher Plus II users, there can be no assurance that such efforts will be successful.

         There are over 4,700,000 satellite dish owners in the United States and PandaAmerica , over which the Registrant's programming has been carried in the past, currently reaches approximately 20,000,000 households through satellite, cable and direct broadcast. The Registrant also plans to buy time on Paxson Communications which reaches an additional 12.5 million cable households in major markets throughout the country. In addition, the Registrant is looking for other networks to carry their programming which will increase the number of households reached. A schedule of affiliate network data for PandaAmerica is filed as an exhibit to this registration statement; however, it is not likely that the Registrant will resume broadcasts on the PandaAmerica network based on its past payment history for the Registrant's broadcasts.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 23

3.       PROGRAMMING DISTRIBUTION

         The Registrant distributes its programming to satellite dish owners and a limited number of hotels and small cable television systems via domestic communications satellites and a third party satellite service provider. Its programs are potentially available to anyone having proper satellite receiving facilities. Participating cable operators re-scramble the signal and offer it to their customers as part of their premium service.

         Satellite services are available from approximately 25 domestic communications satellites which are regularly used for broadcast transmissions, on a "protected" or "unprotected" basis, replacement transponders are reserved for use in the event that either the transponders used by the customer fail or the satellite containing such transponders fail. Replacement transponders are not reserved for service provided on an "unprotected" basis. Consequently, one customer's "unprotected" service can be interrupted for indefinite periods in order to restore service to a customer whose service is "protected" or in the event the satellite owner requires transponder space in emergency.


         The Registrant has had an oral agreement with Keystone Corporation giving it the "unprotected" right to use one transponder on its domestic communications satellite until December 31, 1996. Pursuant to the agreement, a satellite up-link facility in Hollywood, California, converted the Registrant's programming from a live broadcast into scrambled audio and video signals, which were transmited (or "up-linked") to the transponder on the satellites, which in turn relayed (or "down-linked") the signals to satellite dishes located within the satellite's footprint for viewing.


         Each transponder lease is subject to a tariff filed with the Federal Communication Commission (the "tariff") which generally sets forth the terms and nature of the service provided by the satellite owner to its lessees. In particular, under the terms of each tariff, the Registrant is provided with transponder time twenty-four hours a day, seven days a week through the lease expiration date on an unprotected, preemptible basis as defined in the tariff. There can be no assurance that these satellites will continue to be the satellite from which transmits its signals.

4.       SATELLITE SERVICE REQUIREMENTS

         In order to operate and broadcast its interactive Bingo games, the Registrant must have access to satellite transmission facilities. Satellite services are available from approximately 25 domestic communication satellites which are regularly used for broadcast transmissions on both a "protected," i.e. reserved, and "unprotected" basis; replacement transponders are reserved for use in the event that either the transponders in use by a customer fail or the satellite containing such transponders fails. Replacement transponders are not reserved for service provided on an "unprotected basis." Consequently, "unprotected" service to a customer can be interrupted for indefinite periods in order to restore service to a customer whose service is "protected," or in the event the satellite owner requires transponder space in an emergency. The Registrant has a written agreement with 5 DTV Corporation giving it the "unprotected" right to use one transponder on its domestic communications satellite until the end of 1996, at a cost of $120 per hour. During 1995, the Registrant paid approximately $2,400 for use of such transponder. A copy of the current agreement is included as an exhibit to this registration statement.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 24

         Pursuant to a series of agreements in force until the end of 1996, a satellite uplink facility in Hollywood, California, converts the Registrant's programming into audio and video signals for transmission to a transponder on a satellite, which in turn relays the signals to satellite dishes located within the satellite's footprint for viewing. Copies of the current agreements are included as exhibits to this registration statement. The cost of such services have averaged $175 per hour during the past 12 months, and are expected to average $175 per hour during the next twelve months, based on the Registrant's currently anticipated operations. During 1995, the Registrant paid $3,500 under such agreement.

         Each transponder lease is subject to a tariff filed with the Federal Communications Commission which generally sets forth the terms and nature of the service provided by the satellite owner to its lessees. In particular, under the terms of each tariff held by the Registrant, the Registrant is provided with transponder time twenty-four hours a day, seven days a week through the lease expiration date, on an unprotected basis, subject to pre-emption, as defined in the tariff. Notwithstanding the Registrant's tariff, however, there are no assurances that any of these satellites will continue to be operational.

         In order to protect the privacy of the programming the Registrant scrambles its signals which are decoded by authorized licensees using activated VideoCipher II decoders. Unfortunately, a substantial number of VideoCipher II machines have been activated by unauthorized third parties, allowing such persons to view decode signals without paying the programmers' fees. Such "piracy" constitutes a criminal offense and deprives programmers, including the Registrant, of revenues otherwise charged for the right to view programming.

SUBSIDIARIES' OPERATIONS


         The Registrant's two subsidiaries and one project in development that will deliver a variety of interactive television programs and entertainment to home viewers in the United States and in international markets. They include:

         A.       LIFE AND LEISURE NETWORK

         This project is targeted to reach the expanding "over 50" market. The Registrant plans to produce and broadcast entertainment and information programs that will be of value to this segment of the population, including at-home games (like interactive Bingo), finance and investment programs, health care information programs and other entertainment programs that will focus on life enhancement. Like other proposed projects, this one is currently on hold while management concentrates on its interactive Bingo programming.

         B.       INTERACTIVE SATELLITE BINGO


         The initial program offering will be interactive Bingo games. The Bingo broadcasts will be similar in style and format to those produced by the Registrant. The subsidiary, however, intends to deliver its Bingo program on a daily basis from production facilities in Glendale, California (to be provided by Glendale Studios).

         Because the program will be broadcast daily, the Bingo games have the potential of

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 25 generating a higher volume of revenues. Using the Registrant's computer systems, proprietary software and electronic phone switches, the subsidiary will be capable of handling up to 4,000 calls simultaneously. Revenues will be derived through service charges generated from the telephone line time used by participants who call the show to receive Bingo card numbers by telephone.

         The Bingo games will be initially broadcast in the United States. The subsidiary plans to expand the broadcasts to international markets like the Russian Federation via the Ostakino network at a future date. Other areas being currently considered include Brazil, Canada and Venezuela (see Part I, Item II - "Management Discussion & Analysis"). The contemplated international operations are currently on hold, all of management's efforts being currently concentrated on its domestic, interactive broadcasts and marketing.

CONTRACT WITH THE LOUISIANA CHARITABLE ORGANIZATION ALLIANCE, INC.

         In additional to the two new subsidiaries, the Registrant also has an agreement with the Louisiana Charitable Organization Alliance, Inc. (LACOA) to operate a high-stakes weekly Bingo game in the state of Louisiana.


1.       LACOA AGREEMENT

         On July 28, 1994, the Registrant entered into an agreement with the Louisiana Charitable Organization Alliance, Inc., a Louisiana corporation ("LACOA"), pursuant to which the Registrant agreed to provide management and operational services for LACOA's high stakes Bingo games in the event that LACOA obtained authorization from the State government of Louisiana to operate high stakes Bingo games.

         LACOA agreed to contract with the Registrant to exclusively manage and operate LACOA's high stakes Bingo game throughout the state of Louisiana (the "Services"). The initial term of the contract was five (5) years, with the Registrant holding successive one (1) year renewal options with each option period carrying the same terms and conditions as the original five (5) year contract, and such original five (5) year contract shall include substantially the following terms:

         SBI, Inc., a subsidiary of the Registrant ("SBI"), will participate in operating the Louisiana State Bingo operation as a Licensed Subcontractor. LACOA will be the authorized operator of the Bingo Games and SBI will be the operation subcontractor and will be responsible for the following program functions.

1.       Assistance to LACOA in the organization of the state program.

2.       Production of the Game Show weekly.

3.       Preparation and production of game cards for the Bingo Game.

4.       Setting up the television contract and programming.

5.       Developing advertising for the Bingo Program.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 26

6.       Making prize payments.

7.       Handling general administration of the operation.

8.       Providing the feed on satellite for the Halls as needed.

         All Halls or Charitable games will sell cards all week in their games at the Halls and in any other outlet or capacity that is available. Each charity will be provided a standard quantity of cards. These will be provided through the format of distribution channels if the system can be worked out.

         Cards will be sold for $5.00 a strip of 3 cards. Closing of card sales shall occur 2 hours prior to game time (except Saturday night game/ charities which will be 1 hour prior to game time). At closing, all sale locations will report activated cards (first card in series serial # and last card in series serial #) by phone to the SBI clearing house to activate the cards for play in that weeks game. Those Halls will then be responsible for paying SBI on behalf of LACOA for the cards at the prescribed rate as set out in this policy. Prizes will be announced on the Television show and awarded to the prize winners at an appointed state location or by mail (after surrendering the winning prize card.) LACOA will give full legal authorization along with state approval to SBI Gaming to operate the game in their behalf in Louisiana. Agreements with each participating charity will be secured by LACOA and provided to SBI for records and operational support.

         Production will take place at SBI studios and be up linked to Satellite Feed into the state stations. Production format and game process will be with a live pop-up Ball System or Computer Generated random number system that will include game ball verifications; winner audits; payment audits; winner on television interview if possible. The program & advertising spots will explain how to play the game; prize winner interviews; some Entertainment production; how to claim prizes, etc. Numbers will be called in 12-15 second intervals. Television Broadcast time contracts with stations will include advertising spots that will be produced for LACOA by SBI.

         Charities/Agencies will sell tickets all week and at game time in participating Halls. Payment for advertised tickets will be made weekly or subsequent weekly entries will not get activated. Payment will be made to a LACOA Director; SBI on behalf of LACOA; or, to a distributor who then pays a LACOA Director. Participation charities will be allowed to take their earnings before payment is made.

         Anticipated costs are as follows: Ticket strips (3 Cards) are expected to be sold for $5.00. The charity will keep $1.50; the State Association will retain $1.00 (operations cost); and SBI will retain $2.50. The Charities and LACOA will pay their own tax. SBI will, from its share of the revenues, pay for ticket production; ticket distributions; game show production; television station payment/promotion; and, prize payments.

2.       SPRADLEY AGREEMENT

         On July 29, 1994 the Registrant also entered into an agreement with Spradley & Spradley, a Louisiana corporation ("Spradley"), to provide certain lobbying services to the Registrant involving obtaining an Executive Order from the Governor of Louisiana allowing LACOA to

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 27 operate high stakes Bingo games in the state of Louisiana. In the alternative, if obtaining such Executive Order was not feasible, Spradley was to aid in the initiation and passage of legislation in the Louisiana State Legislature allowing LACOA to operate high stakes Bingo games in the state of Louisiana.The term of Spradleys' contract as a Lobbyist under the agreement was six moths, subject to earlier termination by the first to occur of the following:

(A)      The completion of the Services to the satisfaction of the Registrant.

(B) The cancellation of this Agreement by the Registrant due to (i) the failure by Spradley to perform the services diligently and competently on behalf of the Registrant in any material respect on a recurring basis, or (ii) the reasonable determination by Registrant that the performance of services by Spradley will not accomplish the goals stated in the Agreement.

         The agreement requires the Registrant to pay Spradley $2,000 per month (or a pro rated portion thereof for each fraction of a month in which services were performed) during the term of this Agreement for the performance of the Services. Spradley represented that "it, and each of its employees performing the Services hereunder, possesses all necessary licenses, registrations, permits and other evidences of authority to perform the Services. Spradley agrees to make such filings, if any, with the State of Louisiana or other government, as may be required to properly effectuate this Agreement. Spradley understands that the Registrant is relying on the representations of Spradley concerning the applicable laws of the State of Louisiana in retaining Spradley hereunder. Spradley agrees to indemnify the Registrant and hold the Registrant harmless from any civil or criminal liability arising from the performance of the Services by Spradley hereunder."

         Copies of the LACOA and Spradley agreements have been filed as exhibits to this registration statement.

         LACOA's members, which include more than 1,600 charities in Louisiana, would have the right to sell Bingo cards for the broadcast. A percentage of the proceeds from card sales would go to each member charity and to LACOA. The Registrant believes that a high-stakes Bingo game will provide Louisiana charities with an effective competitive tool against state lotteries and other prize-offering events that attract the public's spending dollars.

         The game would be broadcast every Saturday night for 30 minutes on cable television stations throughout the state. Players could watch the Bingo game from their homes and call if they have a winning Bingo card.


         LACOA has advised management that a number of members of the Louisiana State Senate have opined to it that the Louisiana State Legislature will approve legislation permitting LACOA's member charities to participate in a high-stakes Bingo game as a means of raising funds. Both LACOA officials and the Registrant's management believed that chance were excellent that favorable clarifying legislation would be passed during the State's 1996 legislative session,; however, action has not yet been taken and no assurances can be provided that such legislation will ever be passed, although management remains optimistic.


         The Registrant estimates that, during its first full year of operation, the LACOA project could

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 28 generate material revenues for the Registrant. The Registrant is also confident that this program could be marketed to other states whose charitable organizations require a vehicle to increase the fund raising potential of their bingo operations.

AFFILIATIONS WITH KEY CONTRACTORS AND SUPPLIERS

         Development and implementation of the Registrant's proposed slate of programs, has been facilitated through a series of informal relationships (which the Registrant refers to as alliances) developed by the Registrant's management with several major contractors and suppliers. Such alliances are expected to provide the Registrant with the facilities and services it needs to successfully execute its programming and to develop and implement other lines of related business in the future.

         They include:

         Glendale/Oakridge studios, a major Hollywood-based video production company, that will provide the production studio for the game and auction shows.

         Integrated Telephony, Inc., a national phone service bureau with regional offices in Denver that will provide primary or back-up telecommunications support.




         The Registrant is also holding discussions with several other companies. All of these companies have a proven track record of success in their respective industries. By leveraging the assets and capabilities provided by these companies, The Registrant's managements believes that it will create an efficient vehicle for producing and delivering a wide range of interactive television programs.

POSSIBLE AGREEMENTS WITH TV NETWORKS

         The Registrant has been approached by a number of television service companies and networks about the possibility of carrying its subsidiaries' proposed programming. These networks include TeleMundo and PandaAmerica.

         TeleMundo is a network that broadcasts programs to more than 100 Spanish-speaking stations. The Registrant has made a proposal, currently under consideration, to broadcast Interactive TV Services, Inc.'s programming to Telemundo's 35 South American country affiliates, as well as to 100 United States stations.

         The Registrant is also pursuing relationships with networks willing to aggressively advertise the Registrant's programs on the air in exchange for a percentage of the gross revenue the programs generate in their marketplaces.


DISTRIBUTION METHODS OF THE PRODUCTS OR SERVICES

CURRENT OPERATIONS

         All current services are provided from the Registrant's 80,000 square foot, hi-tech Bingo

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 29 facility in Piedmont, Alabama. Currently, rents and administrative fees charged to charities are unsecured and generally are paid only as revenues from the Bingo games produce sufficient profit to allow the charities to make payments. Rents receivable at September 30, 1996, $463,038, are concentrated in that they are payable by only two charities. Management has estimated the amount of such receivables that are collectible based upon its knowledge of the financial condition of the charities and the history of the profitability of the Bingo games; however, it is possible that management's estimate of the amount of such receivables collectible could change in the near future based on actual payment history.

HISTORICAL AND FUTURE OPERATIONS

         The Registrant has in the past conducted televised Bingo games with participation by a viewing audience and intends to resume such operations in the future.

         A strip of three game cards were made available over the phone at $1.20 per minute or provided free to persons requesting them in writing (accompanied by a self addressed envelope) to Globalot Bingo at 1239 South Glendale Avenue, Glendale, California, 91205.

         The Registrant marketed and promoted its programming daily through televised videotaped commercials. In addition, it used direct mail advertisements and placed printed ads in television guides oriented toward the home viewing audience. The Registrant also had a sales incentive program which it offered to home satellite equipment dealers who could sell the Registrant's programming alone or in conjunction with their sale of home satellite receiving equipment. Home satellite dish owners who wished to participate in the Bingo programs could obtain cards by mail or by calling the Registrant's special 800 number at 1-800-729-2464, where, the Registrant accepted pre-paid calling cards.

         When the viewer/contestant obtained the game cards they were automatically entered onto the Registrant's computer for play until after the super show on the following Saturday.

         The Registrant has entered into various licensing agreements to provide proprietary software and know how involving Bingo game production and operation covering territories in California, Brazil, Greece, Hong Kong, and Indian reservations, military bases and charity Bingo parlors in the United States. However, no licensee currently has Bingo operations generating significant fees or royalties for the Registrant.


STATUS OF ANY PUBLICLY ANNOUNCED NEW PRODUCT OR SERVICE

         Except as described above, the Registrant has no publicly announced new products or services.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 30

COMPETITIVE BUSINESS CONDITIONS AND THE SMALL BUSINESS ISSUER'S COMPETITIVE POSITION IN THE INDUSTRY AND METHODS OF COMPETITION


INTERACTIVE TECHNOLOGY

         A number of important trends support management's belief that the Registrant is re-entering the interactive television programming market at the right time with the right products. As the phenomenon known as the "Information Superhighway" continues to shape the way people communicate with one another, receive information and facilitate transactions, a number of events are beginning to occur.

         Numerous books and recent articles indicate that people are becoming more comfortable with services and entertainment offered in the privacy of their own home through their telephones or personal computers. The data highway also known as the National Information Infrastructure (NII), is helping facilitate this trend by linking homes, offices and entertainment sources into one big network.

         The data highway and its ability to reach millions of consumers is providing unprecedented opportunities for manufacturers and marketers of products and services. These companies are being challenged to find ways to use advanced technology, like interactive technology, to make it easy for consumers to find out about and purchase their products and services.

         Popular examples of interactive technology in the consumer market include on-line computer services (like Prodigy and CompuServe), voice automated telephone services (like consumer banking and financial services), and at-home television shopping services (like the Home Shopping Network). The success of these have convinced management that interactive television programming like that being offered by its new subsidiaries and through the LACOA project will be well received by a public that continues to accept more and more interactive technology into their daily lives.


THE BINGO AND GAMING INDUSTRY


         Management believes that the past success of the Registrant's interactive bingo programs are evidence that the game is as popular as ever among people around the world. Recent statistics generated by the United States government seem to strongly support this belief. According to a recent survey of American Gambling Attitudes and Behavior conducted by the United States Commission on the Review of a National Policy Toward Gambling, bingo is the fourth leading "entertainment sport" in the United States, generating some 60,000,000 spectators and/or participants each month. This figure represents 7,300,000 more participants/spectators than Major League Baseball attracts and almost 40,000,000 more participants/spectators than NFL Football and NBA Basketball attracts.

         The survey also shows that the game has equal appeal among genders. Approximately 30% of bingo players have an income of $25,000 and over, and bingo players are more likely to use their leisure time by doing indoor activities such as reading books, newspapers and magazines.

         As Americans become older as a population and choose to spend more time at home,

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 31 management believes that interactive television programs like those it plans to offer will increase in popularity. Current statistics indicate that persons 65 and older that play Bingo play the game at least once a week.

         These research findings and past experience support management's belief that bingo is as popular as ever and that there is a viable market opportunity for the Registrant's nationally and internationally interactive broadcast programs.

THE REGISTRANT'S COMPETITIVE POSITION

         The Registrant has no direct local competition for its current operations (the operation of its facility in Piedmont, Alabama). However, its operations are in competition with all aspects of the entertainment industry, both locally and nationally.


BROADCAST BINGO

         The Registrant competes with all broadcast game shows and, more generally, all types of broadcast promotions designed to increase audience share and advertising revenues. Management is not aware of any nationally broadcasted bingo shows. Some locally-originated shows exist in various locations. Management believes, without assurance, that it has a competitive edge over other broadcast bingo promotions since Ron Foster originated the concept and has been promoting it since 1984. Management believes that the Registrant has established a reputation of equitable and complete service to the broadcast and gaming industry.


         With respect to game shows and other types of broadcast promotion, management believes that the simplicity of the bingo game and its mass audience appeal enables the Registrant to successfully compete with other game shows.

2.       OTHER ACTIVITIES

         The Registrant is not an established participant in the other areas in which it expects to operate; however, management believes that the fields involve rapidly developing markets which no single entity currently dominates, with great opportunities for entry level participants possessing an understanding of developing technologies. Consequently, although the interactive television fields are highly competitive and include major cable television and telephone companies, management is confident that its endeavors constitute a niche in which it can successfully compete.

SOURCES AND AVAILABILITY OF RAW MATERIALS AND THE NAMES OF PRINCIPAL SUPPLIERS

         None of the Registrant's proposed activities are reliant on raw materials. Rather, they depend on the ability to exploit emerging technologies that are expected to be readily available.

DEPENDENCE ON ONE OR A FEW MAJOR CUSTOMERS


         The Registrant's current operations are highly reliant on two local charities. Its former broadcast operations and contemplated future operations are not expected to be reliant on any single or small group of customers.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 32

PATENTS, TRADEMARKS, LICENSES, FRANCHISES, CONCESSIONS, ROYALTY AGREEMENTS OR LABOR CONTRACTS, INCLUDING DURATION

         The Registrant has no patent rights. It has the following service marks:

Satellite Bingo:    International Class 41 (production and distribution
                    of television game shows) granted Registration Number
                    1,473,709 on January 19, 1988 to Satellite Bingo, Inc. 20 years.

Globalot Bingo:     International Class 41 (production and distribution
                    of television game shows) applied for on September 24, 1993, by SBI Communications, Inc.

Rico Bingo:         International Class 41 (production and distribution
                    of television game shows) applied for on September 24, 1993, by SBI Communications, Inc.

C-Note: International Class 41 (production and distribution of television game shows) applied for on September 24, 1993, by SBI Communications, Inc.

         The Registrant obtained an assignment to a copyrights for "the Works," copyright registrations for Globalot Bingo and derivatives: Number PAU 855-931 (June 10, 1986); Number PAu 847-876 (March 11, 1986); Number PAu 788-031
(September 19, 1985); Number PAu 927-410 (November 4, 1986); Number PA 370-721 (February 9, 1988); Number PA 516-494 (January 17, 1991); Number PA 533-697
(January 17, 1991); from Satellite Bingo, Inc., to SBI Communications, Inc., dated September 14, 1993.

NEED FOR ANY GOVERNMENT APPROVAL OF PRINCIPAL PRODUCTS OR SERVICES. IF GOVERNMENT APPROVAL IS NECESSARY AND THE SMALL BUSINESS ISSUER HAS NOT YET RECEIVED THAT APPROVAL, DISCUSS THE STATUS OF THE APPROVAL WITHIN THE GOVERNMENT APPROVAL PROCESS

GENERAL

         The Registrant will be subject to applicable provisions of federal and state securities laws, especially with reference to periodic reporting requirements and, the operations of the Registrant are subject to regulation normally incident to business operations (E.G., occupational safety & health acts, workmen's compensation statutes, unemployment insurance legislation and income tax and social security related regulations).

         Because the Registrant is subject to regulation in every state and country in which it transacts business and because government regulation tends to be extremely dynamic, the Registrant will have to carefully monitor current and proposed legislation in order to continuously comply therewith. There can be no assurance that the Registrant's operations will always be in compliance with applicable governmental regulation and in the event that it fails to comply with applicable regulatory requirements, its activities may be curtailed and it may be exposed to fines and adverse publicity. In any such event, the Registrant's business could be detrimentally affected.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 33

REQUIRED GOVERNMENT APPROVALS FOR PRODUCTS OR SERVICES

         The Registrant has requested several law firms to investigate the legal parameters for its operations, and has also reviewed several legal opinions provided to other companies offering gaming related programming. In conjunction with such research, the Registrant has compiled the following information. Copies of the opinions summarized below are filed as exhibits to this registration statement. The following summaries thereof are qualified in their entirety by reference to such exhibits.

         Fletcher, Heald & Hidreth advised the Registrant's president by letters dated March 19 and April 10, 1992 (referencing communications with Cynthia Young, Assistant Chief, Support of Litigation, ORGANIZED CRIME AND RACKETEERING SECTION OF THE CRIMINAL DIVISION, UNITED STATES DEPARTMENT OF JUSTICE) concerning the applicability of 18 USC Sections 1084, 1301, 1302, 1304, 1952, 1953, 1955 and 1962 to the Company's proposed programs. They noted that 18 USC 1307 and 25 USC 2720 provide exemptions from the restrictions reflected in Sections 1301, 1302, 1303 and 1304; however, the firm opined that such exemptions would not apply to the proposed programming. The letters discussed certain observations of Edythe Wise, CHIEF OF THE COMPLAINTS AND INVESTIGATIONS BRANCH OF THE ENFORCEMENT DIVISION OF THE MASS MEDIA BUREAU, FEDERAL COMMUNICATIONS COMMISSION, in which, based on stated assumptions concerning the proposed operations (including the encrypted nature of distribution) the staff opined that the program as described did not involve a broadcast to the public, and thus would not invoke the prohibitions of 18 USC 1304. Noting that consideration could not flow from the player to the promoter, the author indicated that the proposed programs did not appear to violate federal law unless they violated a state law as well. No opinions were provided as to state law implications.

         In correspondence between the Federal Communications Commission and Putbrese, Hunsaker & Ruddy, dated September 14, 1990 through February 11, 1991, the Federal Communications Commission issued a declaratory ruling on the legality of advertising interactive bingo games on cable systems. It found that if such games provide persons interested in participating with an option to play for $2.00 per call over a 900 line, or for free, after obtaining a personal identification number, over 800 lines, the program would not appear to violate applicable Federal Communications Commission regulations.

         Based on correspondence between Sutherland, Asbill & Brennan and the Federal Communications Commission, from July 28, 1986, until some undetermined time in 1987, Edythe Wise, CHIEF, COMPLAINTS AND INVESTIGATIONS BRANCH, ENFORCEMENT DIVISION, MASS MEDIA BUREAU, FEDERAL COMMUNICATIONS COMMISSION, opined that the proposed activities would conform the Federal Communications Commission decision dated November 25, 1986 and reported at 2 Federal Communications Commission Rcd 1001 (1987). The program described involved free participation by players, who were eligible to receive cash and other prizes, through cable companies as a basic (no charge) service, including paid commercials; and, a pay per view cable program. Ms. Wyse opined that both methods appeared legal in that the first involved no consideration, and the second involved non-public broadcast.

         An opinion letter dated December 15, 1987, from Chamberlain, Hrdlicka, White, Johnson & Williams, to Travis Enterprises, Inc., regarding a "Million Dollar Bingo Game" originating on sovereign indian reservations and transmitted by encrypted closed circuit television and telephone

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 34 lines to bingo halls, also on sovereign Indian reservations, reflects that applicable legal issues involve jurisdiction over Indian affairs, federal and state anti-gaming laws, and, statutes and regulations governing mail, wire, television and radio communication. The opinion noted that a number of federal criminal statutes outlaw gaming activities prohibited under state laws and could technically impact the proposed game; however, it notes that a DEFACTO exception appears to have been carved out for high stakes bingo games, making the issue unclear. It notes that licenses from the Federal Communications Commission and Department of the Interior (Indian Affairs) will probably be required and that safe harbor negotiations in such licensing proceedings would be prudent. The opinion concludes that federal pre-emption of regulation over Indian affairs, as well as over wire, radio and television communications will, in most cases, preclude application of state regulatory legislation. However, it notes that the effect of certain federal statutes and regulations require careful consideration in structuring and implementing the proposed operations to maintain special bingo related exceptions.

         An opinion letter dated July 28, 1987, from Ginsburg, Feldman and Bress to the Bingo Network, Inc., involving planned satellite transmission of Bingo games between Indian reservations addressed applicable federal law and concluded that such game is legally permissible.

         Opinion letters to Ron Foster, the Registrant's president, from Sutherland, Asbill & Brennan dated July 11 and 15, 1986, dealt with the legality of a program involving free participation by players, who were eligible to receive cash and other prizes, through cable companies as a basic (no charge) service, including paid commercials; and, a pay per view cable program. The opinion concluded that the free cable access program would be permissible but further questions about pay per view aspect.

         In a letter involving the Registrant's C-Note game, dated June 18, 1993, the State of Nebraska discussed a prohibition under Nebraska Statute
Section 9-701(1(a) to the offer of games of Bingo and keno in Nebraska, but noted that such statute would not appear to prohibit the broadcast of the games into Nebraska, or, the location in Nebraska of telephone banks involving offers of the games outside of Nebraska.

         An opinion letter issued by Wiley, Rein & Fielding (Washington, D.C.) on November 16, 1995, addressed the probable legality of the Registrant's pay-per-view Bingo projects. The opinion was limited to certain federal statutes (18 U.S.C. Sections 1084, 1301, 1302, 1304, 1307; 1951-1968; and, 25 U.S.C.
Section 2720) and to Federal Communications Commission regulations. The opinion concluded that, under the specific circumstances described, the proposed activities did not appear to violate the prohibition against gaming activities contained in the cited federal statutes or the regulations promulgated thereunder.

         NONE OF THE AUTHORS OF THE FOREGOING OPINIONS OR THE GOVERNMENT PERSONNEL WITH WHOM THEY DEALT HAVE CONSENTED TO THE USE THEREOF IN THIS REGISTRATION STATEMENT, THEREFORE, SUCH PERSONS SHOULD NOT BE DEEMED EXPERTS ON WHICH INVESTORS MAY RELY. RATHER, SUCH OPINIONS MERELY FORM THE BASIS FOR THE DECISION BY THE REGISTRANT'S MANAGEMENT THAT THE REGISTRANT CAN LEGALLY CONDUCT ITS CURRENT ACTIVITIES. BECAUSE NEITHER THE FOREGOING OPINIONS OR OBSERVATIONS BY GOVERNMENT PERSONNEL ARE BINDING, NO ASSURANCES CAN BE PROVIDED THAT, AT SOME FUTURE TIME, GOVERNMENT PERSONNEL WILL NOT REACH DIFFERENT CONCLUSIONS, TO THE REGISTRANT'S DETRIMENT.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 35

EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON THE BUSINESS

         The Registrant is subject to regulation by the United States Federal Trade Commission, the Federal Communications Commission, the Justice Department, the Department of the Interior and the Securities and Exchange Commission, as well as by comparable state agencies.

         The costs of monitoring and complying with existing regulations is expensive and time consuming. The Registrant's management is required to expend significant resources to obtain required regulatory clearance and the delays incident thereto have and are expected to continue to deprive the Registrant of significant opportunities. However, because such regulations also apply to the Registrant's competitors, they merely tend to make all participants in the industry less effective, rather than to affect the Registrant's competitive business posture. During 1995, the Registrant incurred approximately $54,131 in legal fees related directly to compliance with governmental regulations promulgated by the Federal Communications Commission, the State of Alabama and Piedmont County.

ESTIMATE OF THE AMOUNT SPENT DURING EACH OF THE LAST TWO FISCAL YEARS ON RESEARCH AND DEVELOPMENT ACTIVITIES, AND IF APPLICABLE THE EXTENT TO WHICH THE COST OF SUCH ACTIVITIES ARE BORNE DIRECTLY BY CUSTOMERS

         During the last two years, the Registrant has expended no funds in research and development activities. Such expenses, if incurred in the future, will be passed along to the public indirectly in the form of components of the Registrant's pricing decisions.

COSTS AND EFFECTS OF COMPLIANCE WITH ENVIRONMENTAL LAWS (FEDERAL, STATE AND
LOCAL)

         To the best of management's knowledge, the Registrant will not be required to directly incur material expenses in conjunction with federal, state or local environmental regulations, however, like all other companies, there are many but incalculable indirect expenses associated with compliance by other entities that affect the prices paid by the Registrant for goods and services.

NUMBER OF TOTAL EMPLOYEES AND NUMBER OF FULL TIME EMPLOYEES

         The Registrant currently has 12 full time employees and employs part time employees and independent contractors from time to time, as required. Management is of the opinion that required employees and contractors are readily available at competitive prices. The Registrant has no labor contracts.

SUMMARIES OF MATERIAL AGREEMENTS

         All of the foregoing agreements and instruments have been filed as exhibits to this registration statement. The following brief summaries thereof are qualified in their entirety by reference to such agreements.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 36

1.       JOINT VENTURE AGREEMENTS

         A.       AGREEMENT WITH PANDAAMERICA AND GLENDALE\OAKRIDGE STUDIOS.

         On November 2, 1995, the Registrant, PandaAmerica and Glendale\Oakridge Studios entered into an agreement to develop, finance, produce and distribute the original concept and all elements created by the Registrant entitled "Globalot Bingo." Each party was to receive 1/3 of "profits" on all exploitation of Globalot Bingo on the PandaAmerica Network and shares in the related costs.


         The parties intended to jointly produce market and promote a bingo-formatted show to be aired over Tel Star 402R ("T402R") receive Channel 24, which broadcasts PandaAmerica throughout the area covered by Tel Star 402R Footprint.


         The agreement provides that "[u]pon approval of such expenses incurred or to be incurred. Equipment and services to be billed to the parties at cost (or fair market value). Operating board to be formed and consist of the following members: Marty Weiss (Pandaamerica); Al Makhanian, (Glendale Studios)
and Ron Foster (the Registrant). .... All new ventures, expenses and all aspects of operation shall be approved by all members of the operating board and/or parties. Such approval will not unreasonably be withheld .... All start-up expenses to be shared on an equal basis by the parties. These items to be approved by the parties. All expenses to be paid out of revenues, unless there are losses which will be paid equally by all of the parties. Profits after expenses to be shared equally by each party. Accounting shall be provided by CPA firm mutually agreed by the parties which include sales, expenses and all other related items to be provided to the parties on a monthly basis."

         Anticipated expenses include accounting; productions; credit cards; trademark and opyrights; Legal; telecommunications switcher; 800 numbers; printing and direct mail; travel; phone service (local - long distance); software; and, technology.


         The project was intended to be a pilot on Pandaamerica Television Network tentatively entitled Globalot Bingo. The Registrant, Pandaamerica, and Glendale/Oakridge Studios expected to act act as show producers, and to work jointly creatively on the show, but, that in case of any dispute, Ron Foster would have the final say in all creative decisions pertaining to the game Globalot Bingo. Pandaamerica and Glendale/Oakridge Studios were to be responsible for all production decisions and will share in costs.

         The Registrant, PandaAmerica, and Glendale/Oakridge Studios intended to work jointly to obtain funding commitments from other networks, cable or single station to produce viewers. Anticipated expenses include prizes for winners of bingo, production costs, satellite time, and any studio production costs including labor.

         The Registrant was to be designated as Executive Producer, with the other parties being designated as Co-Executive Producers.

         As a result of PandaAmerica's inability or unwillingness to make payments to the Registrant for programming provided, the registrant is reconsidering its continued participation under this agreement.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 37

         B. JOINT VENTURE AGREEMENT WITH VPACS LIMITED (A NEW YORK CORPORATION)

         Dated June 18, 1993, for international resale of telecommunications services, marketing services and provision of re-origination equipment to SBI Communications, Inc. Joint venture to operate as "SBI Communication World Link." VPACS to provide equipment and SBI Communications, Inc., to market worldwide. Equal share interests. Term, 10 years subject to 90 day notice termination options. (An alternative international long distance service).

         C.       CAHILL AGREEMENT

         Dated August 16, 1993, and also involving Ron Foster and R.F. Associates Cayman Islands as co-parties with the Company (collectively referred to as the "Foster Interests"). Applies to everything owned or developed by the Foster Interests, but initially involved only Indian reservations (subject to future exercise of the Cahill Option). Calls for formation of a Nevada corporation to be owned 49% by Cahill and 51% by the Foster Interests. Cahill to contribute $2,000,000 in capital, in $500,000 increments. Cahill to provide an additional $3,000,000 in debt financing when and if required to supplement working capital requirements. The Nevada corporation is to own the Company's rights recovered upon termination of the joint venture with Entertainment Television Network Corp. Foster Interests waive all remedies for Cahill default, except specific performance.

2.       BINGO PARLOR AGREEMENTS

         A.       CHIEF STRIKEAXE TRADING POST (OKLAHOMA)

         Agreement with Satellite Bingo, Inc., dated November 12, 1993, calling for direct debit card purchases at $2.50 per strip.

         B.       DCA SERVICES DIVISION, FORT BENNING, GEORGIA

         Ticket consignment agreement dated December 10, 1993, for Globalot cards with the MWR Fund Community Operations Division. Term expires on December 31, 1994. Price, $2.50 per strip.

         C.       PIEDMONT JAYCEES

         The Registrant is a party to a month to month lease agreement with the Piedmont Jaycees described in Part I, Item 3. In addition, the Registrant and the Piedmont Jaycees are parties to four separate service provider agreements pertaining to operation of the Registrant's facilities leased to the Piedmont Jaycees. These involve access to a security system, transportation services, maintenance and repair services and bookkeeping services. All the agreements were executed on August 17, 1995, and have no set term.

3.       TELEPHONE SERVICES AGREEMENT

         Agreement dated January 17, 1996, between the Registrant and Integrated Telephony, Inc., pursuant to which the Registrant, on a month to month basis, obtains DAL 800, 900, Outbound, Debit Card, International Callback and Voice Processing services. Estimated cost is $3,200 per month.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 38

4.       PROGRAM & PRODUCTION

         GLENDALE STUDIOS PRODUCTION AGREEMENTS

         Correspondence dated May 18, 1992, with Al Makhanian, pursuant to which Glendale Studios acknowledged that SBI Communications had a credit of $468,000 based on the issuance of 100,000 shares of stock during November of 1990. It detailed how the credit would be drawn on in conjunction with show productions, exclusive of actual labor charges, which SBI Communications would pay for. As of the date of this registration statement, approximately $300,000 of such credit remains available.

5.       SERVICE AGREEMENTS

         TATE    Memorandum of Service Agreement between SBI Communications,
Inc., or its subsidiaries) and Bradley M. (Brad) Tate, dated November 1, 1993. Tate to provide required hardware and software knowledge for Globalot game, in consideration for a royalty of $.10 per premium toll calls for card purchases, and, $.05 per premium toll call for winners information inquiries. The agreement is to remain in effect until either the parties elect to terminate it, interruption of production for six months, or cancellation of Globalot Bingo games on radio or television.

         TATE    Consulting Agreement between SBI Communications,Inc., and
Bradley M. (Brad) Tate, dated July 19, 1993. Tate to provide computer, programmer and telecommunications consulting services in consideration for 100,000 shares of restricted common stock and a $250 engagement fee. The agreement has a term of 60 months.

         ALAMO   Standard form of car leasing program for SBI Communications,
Inc.'s members, dated March 18, 1993. Apparently a benefit for Bingo club members and other groups sponsored by or through SBI Communications, Inc.

6.       LETTERS OF INTENT

         A.       GLENDALE STUDIOS, INC.

         Letter of intent dated November 8, 1995, contemplating a merger between SBI Communications, Inc., and Glendale Studios, Inc. Reference is made to a $7,500,000 purchase price for Glendale Studios.

         B.       CHEROKEE INDIANS OF GEORGIA, INC.

         Letter of intent dated October 2, 1992, contemplating construction of a Bingo Hall funded and managed by SBI Communications, Inc., on real estate provided by Cherokee Indians of Georgia, Inc.. SBI Communications, Inc., to recover investment plus 10% annual interest and profits, if any, to be divided 40% to SBI Communications, Inc., and 60% to Cherokee Indians of Georgia, Inc.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 39

         C.       PROMOTIONS INTERNATIONAL CORPORATION

         Letter of intent dated March 28, 1996, between the Registrant and Promotions International Corporation of Beverly Hills, California, contemplating the granting of rights of first refusal, to Promotions International Corporation to use the Registrant's services, equipment and proprietary technology, in order to produce interactive television Bingo programming for any venue, world wide, in exchange for license and rental fees, percentage of income and payments for required operational personnel.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS AND PLAN OF OPERATION.

INTRODUCTION


         The Registrant is currently in the development stage of its business cycle. Since its inception, the Registrant has actively pursued licensing agreements designed to generate royalty income in exchange for providing software and methods involving bingo game production. In the past, the Registrant entered into various agreements covering territories in Brazil, Greece, Hong King, and Indian reservations, military bases, and charity bingo parlors in the United States. Prior emphasis on these type of licensing agreements has proven to be ineffective. No licensee currently has bingo operations generating significant fees or royalties for the Registrant. The majority of its current operating income is provided by managing bingo games for certain non-profit charities in a facility owned by the Registrant. The majority of future revenues, however, are not anticipated to occur in either of these areas.

         The Registrant hopes to generate significant future revenues from telecommunications services involved in interactive bingo and television buying shows by purchasing large blocks of long distance telephone time and reselling such time to television audience users at a profit. Management currently anticipates arranging contracts to purchase blocks of long distance telephone time at rates of less than ten cents per minute. Television audience users will call SBI telephone numbers to receive computer generated bingo playing cards. There will be no charge for the card, but a charge for the telephone time it takes to generate the card and communicate the information to the user. Management anticipates an average telephone time usage of ten minutes per card generated, and anticipates charging approximately one dollar per minute for such time. Accordingly, management anticipates generating in excess of ninety cents per minute profit on each telephone request for a bingo playing card, or approximately nine dollars for each card requested. Management of the Registrant has made this area of business their first priority, and most of the other plans for the future are based on the success of the telecommunications area.

         Management would like to broadcast the bingo show to as many viewers as possible, and although there are no current foreign agreements, management's plans are not limited to the U.S. Management intends to pursue contracts with foreign countries and do some research into bingo on the Internet. Management estimates that all significant costs to begin telecommunications operations have already been incurred, but the Registrant must first locate a third party that will contract with the Registrant to broadcast the bingo shows. Management is not able to estimate the cost of expanding the telecommunications business segment into foreign markets or onto the Internet at this


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 40 time. Overall, management hopes to be able to generate significant net revenues annually from this area of business. However, there can be no assurance that management will succeed in finding an acceptable broadcasting vendor, or that audience participation will be sufficient enough to provide adequate profit margins to continue the venture.

         Assuming success with the above concept, the Registrant also hopes to expand operations through the acquisition of television production facilities and rights to a television buying show. This would allow the Registrant to produce their bingo show in their own studio and broadcast it over their own network. It will also give management freedom to use their experience in programming and production to produce other forms of interactive entertainment. Diligently being examined are the legal opinions submitted for imminent contractual arrangements between two companies with the Registrant, a major international shop at home entity and a telecommunications Registrant. Both of these entities are NASDAQ listed. Management feels confident that a deal will be consummated by year end 1996 allowing the Registrant to commence operations on a full scale in the telecommunications business segment.

         The Registrant is continuing to search for avenues to develop future revenue. In light of the preliminary and conditional nature of negotiations, no assurance can be provided as to the likelihood that such proposed projects will come to fruition, nor can management at this time make a reasonable estimation of the cost to start such projects, or the future revenues or profits that might be generated therefrom. A summary of projects currently being pursued is as follows:

A) The Registrant is exploring the negotiation for the management contract for THE MILL Resort & Casino (Bingo Operation). At the request of Full House Resort, Inc., a public entity in joint partnership with the Coquille Indian Tribe, THE MILL is negotiating with the Registrant to utilize the experience of SBI through a management contract. Negotiations are only in the preliminary stage at this time.

B) The Registrant is under agreement to acquire Deadwood Gulch Resort & Casino in South Dakota. This is a twelve million dollar facility that is presently wholly-owned and operated by the Full House Registrant. The status at present is management is awaiting a decision by a participating equitable entity. This project will not be able to be consummated without such a participating entity.

C) The Registrant is planning a partnership with the Louisiana Charitable Organization Alliance (LACOA), and the development of a senior citizens television network. Such ventures will involve development of television programs featuring interactive Bingo shows, auctions, and factory direct sales. The LACOA project is currently awaiting passage of legislation presented by Clenix Esensauter of Louisiana.

D) The Registrant is in the planning stage of the establishment of a casino and bingo hall on real estate provided by the Cherokee Indians of Georgia, Inc., which is also now subject to Bureau of Indian Affairs
         (BIA) approval.

E) To add diversification, the Registrant is also exploring the possible acquisition of Zacker's (Horizon) Gas of Tampa, Florida, a retail propane gas Registrant with $3,000,000 in annual sales.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 41

LIQUIDITY

         The following table summarizes working capital and total assets:

                                      SEPTEMBER 30,        DECEMBER 31,
                                          1996                 1995
                                      -------------        ------------
Working Capital                       ($    7,831)          $  102,830
Total Assets                            7,783,047            8,179,490

         At December 31, 1995, the Registrant's current assets exceeded its current liabilities, creating a working capital surplus. The surplus is primarily the result of the issuance of preferred convertible stock to liquidate liabilities owed to shareholders, and in income provided by the Registrant's operating activities relating to approximately $100,000 in fees collected from charities that sponsor bingo games at the Registrant's bingo hall.

         At September 30, 1996, the Registrant had current liabilities in excess of current assets, principally due to administrative expenses incurred during the development stage that have been funded by the majority stockholder in the form of accrued salaries. $90,000 in salaries to management were accrued during the nine months ended September 30, 1996. At September 30, 1996, a total of $210,000 in salaries to management has been accrued. Management does not intend to pay such accrued salaries until the Registrant has sufficient working capital to do so while meeting operating needs. The Registrant has had some success in issuing stock for services, and accordingly has kept the working capital deficit to a minimum during the nine month period.

         The change in total assets is principally attributable to the Registrant's depreciation of the bingo hall and related equipment, as well as the amortization of intangible assets. Depreciation and amortization totaled $411,081 for the nine months ended September 30, 1996. In addition, during the third quarter of 1996, management increased reserves for uncollectible receivables by $87,500; and donated to the charity currently operating the bingo hall $60,688 relating to game inventories (either previously used and billed to the charity, but not yet paid for, or unused and still on site). These two transactions resulted in a decrease in assets of $148,688.

         As the Registrant continues to operate in the development stage, no significant cash flow is being generated from operating activities. In early 1996, the charity operating the bingo hall struggled, and the Registrant collected less funds than were needed to operate the games, as well as to cover administrative costs and costs of the facility. The Registrant lowered rents charged to the charity to $25,000 per month, significantly below the $75,000 per month charged in 1995. As a result, the Registrant used $147,516 in net cash flow for operations. The Registrant also acquired various operating equipment at a cost of $38,064. To fund these cash flow needs, the Registrant was able to obtain $250,000 in proceeds from a mortgage loan, but $61,000 of such proceeds were needed to pay various loan inducement and closing costs, resulting in net cash inflow from the loan of only $189,000. Overall, the Registrant experienced a net increase in cash for the nine months of $1,464. Management anticipates the charity operating the bingo hall to do sufficiently well in the future to allow consistent payment of the $25,000 rent, as well as additional payments on older receivable balances, which should strengthen the Registrant's cash flow from operations.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 42

CAPITAL RESOURCES

         Since its inception, the Registrant's only significant sources of capital have been from the sale of common stock and loans from shareholders. The Registrant has also acquired significant assets through the sale of convertible preferred stock. The Registrant anticipates continued expansion of its business through acquisitions using Registrant stock. Furthermore, with the bingo hall acquired in 1994 now operating more profitably, the Registrant anticipates generation of revenues from the lease of this facility sufficient to cover administrative costs still being incurred as the Registrant moves forward in its development stage.

RESULTS OF OPERATIONS

         The following table sets forth the relative relationship to total revenue of the revenue categories in the Registrant's statement of income (rounded to the nearest whole dollar).

                             AMOUNT OF TOTAL REVENUE

                                        THREE MONTHS ENDED             NINE MONTHS ENDED
                                           SEPTEMBER 30,                 SEPTEMBER 30,
                                        1996          1995            1996          1995
                                        ----          ----            ----          ----
         Revenues:
         Licenses & Royalties         $ -0-         $  -0-          $  -0-        $  -0-
         Bingo Hall Operations         89,754        162,678         289,745       312,678
         Interest Income                  343          -0-               617            32

         Total Revenue                $90,097       $162,678        $290,371      $312,710

         In general, the Registrant experienced insignificant revenues in 1996 and 1995 as it attempted to expand and develop its operations. In 1995, the Registrant was able to get a more stable charity to lease the bingo hall, resulting in greater revenues in the three months ended September 30, 1995, as opposed to any other prior 1995 quarter. However, due to a transition period in early 1996 of charity management, bingo games were not as profitable as anticipated, and rents were lowered from $75,000 per month in 1995 to $25,000 per month in 1996. This has resulted in a decline in operating revenues in 1996 compared to 1995 for both the quarter and year-to-date periods. The Registrant has no other significant source of revenue at this time.

         As the existing charity gains in experience, participation at the bingo games has increased, allowing the charity to generate greater profits. This will allow timely payment of current rent charges, as well as potential ability to pay rents in the future closer to the $75,000 per month level originally agreed to.

         The Registrant's expenses can be summarized as follows:



                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 43



                                                        THREE MONTHS ENDED            NINE MONTHS ENDED
                                                           SEPTEMBER 30,                SEPTEMBER 30,
                                                        1996         1995             1996         1995
                                                        ----         ----             ----         ----
         Salaries and related expenses               $ 38,152     $ 38,263         $115,012     $104,263
            Other general and administrative
              expenses                                249,687       83,497          430,251      225,965
         Depreciation and amortization                137,107      156,951          411,081      403,449
            Interest and finance charges               27,717         -0-            54,628          193
         Other                                         12,918         -0-            21,116          -0-


         Amount of Total Expenses                    $465,581     $278,711       $1,032,088     $733,870

         One of the most significant expenses relates to the amortization of trademark, game show and computer program assets the Registrant has developed. The expense is running $265,960 per year, or approximately $66,000 per quarter. Such assets will be fully amortized at the end of 1996. The Registrant also has depreciation on the bingo hall and related equipment, which approximates $275,000 per year, or $69,000 per quarter. These expenses do not require the use of cash. As explained previously, the Registrant made adjustments to receivable and inventory balances in the third quarter of 1996, resulting in one time charges to general and administrative expenses of approximately $148,000. The Registrant also obtained debt financing in late 1995, and again in the spring of 1996, resulting in interest expense in 1996 with no corresponding expense in 1995. Interest expense includes about $17,000 in amortization of deferred loan costs for the nine months ended September 30, 1996.

         Should the Registrant successfully acquire production facilities and broadcast companies under consideration, or expand operations in areas previously discussed as currently under consideration, revenues and expenses of the Registrant would change significantly. Management is not able to predict the impact of such changes on revenues or expenses at this time.

IMPAIRMENT OF LONG LIVED ASSETS

         Although the Registrant has generated significant losses over the years, charity operations of the bingo hall are beginning to stabilize, and appear to be at a level to insure a minimum of $300,000 of annual rental income, with potential of $900,000 of annual rental income, as well as additional income relating to management services provided. This revenue should be sufficient to enable the Registrant to generate profits in the future. This, coupled with the potential proceeds from the sale of the bingo hall itself at some future date, has convinced management that the Registrant will ultimately collect net revenues from ownership of the bingo hall in excess of the recorded cost of the related fixed assets. Accordingly, management does not believe any adjustment in the recorded amounts of such assets is warranted under the new accounting rules relating to the impairment of long lived assets.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 44

STATEMENT RE COMPUTATION OF EARNINGS PER SHARE

         See Notes To Consolidated Financial Statements included elsewhere in this filing for a description of the Registrant's calculation of earnings per share.


ITEM 3.           DESCRIPTION OF PROPERTIES

         The Registrant's principal offices are located in Piedmont, Alabama, in facilities purchased by the Registrant on December 16, 1994, for $6,500,000 (paid in shares of the Registrant's preferred stock, valued at $5.00 per share). The facility is comprised of 80,000 square feet of usable space under roof, and includes a Bingo hall. The Bingo hall, including the personal property owned by the Registrant and maintained therein, has been leased on a month to month basis by the Registrant to Piedmont Jaycees, Inc. since August 10, 1995. The rental for the building and equipment located therein is $75,000 per month or $7,000 per day, whichever is greater, plus all other defined expenses, excluding insurance, ad valorem taxes, assessments, repairs, upkeep, maintenance and similar expenses.

         The Registrant also has a branch office at 1332 South Glendale Avenue, Glendale, California, and Production Studio and transmission facilities are obtained from third parties at competitive rates. The premises are comprised of approximately 3,000 square feet for which the Registrant pays $1,000 per month. The lease is scheduled to expire on December 31, 1996; however, the Registrant is confident that it can be renewed on favorable terms.


ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS & MANAGEMENT

         The following table sets forth, as of the date of this Registration Statement, the number and percentage of shares of common stock owned of record and beneficially by any group (as that term is defined for purposes of Section 13(d)(3) of the Exchange Act), person or firm that owns more than five percent (5%) of the Registrant's outstanding common stock (the Registrant's only class of voting securities).


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 45

NAME AND ADDRESS OF                 AMOUNT OF       NATURE OF         PERCENT OF
BENEFICIAL OWNER *                   SHARES         OWNERSHIP           CLASS
------------------                  ---------       ---------         ----------

Ronald Foster                       1,632,089       Record &             32%
144-A North Court House Avenue                      Beneficial
Leesburg, Georgia, 31763

Larry Cahill                        1,000,000       Record &             19%
3330 Southgate Court                                Beneficial
Cedar Rapids, Iowa 52404

Michael Graham                      500,000         Record &             10%
1804 Cherry Lane                                    Beneficial
Bluefield, West Virginia 24701
-----
*        Includes all stock held either personally or by affiliates.

(B)      SECURITY OWNERSHIP OF MANAGEMENT

         The following table sets forth, as of the date of this Registration Statement, the number and percentage of the equity securities of the Registrant, its parent or subsidiaries, ,owned of record or beneficially by each officer, director and person nominated to hold such office and by all officers and directors as a group.

TITLE OF          NAME OF                             AMOUNT              NATURE OF         PERCENT OF
CLASS             BENEFICIAL OWNER                    SHARES              OWNERSHIP           CLASS
--------          ----------------                   ---------            ---------         ----------
Common            Ronald Foster                      1,632,089              **               32.00%
Common            Kathy Hunt                         0                      ***              00.00%
Common            Thomas Barrett                     0                      ***              00.00%
Common            Claude Pichard                        10,000              **               00.07%
Common            Betty Rodgers                          5,000              ***              00.035%
Common            Mel Ray                            0                      ***              00.00%
Common            Michael McGlothin                  0                      ***              00.00%
Common            All officers and directors
                  as a group (5 people)              1,647,089              **               33.05

-----
*        Includes all stock held either personally or by affiliates.
**       Record & Beneficial.
***      Not Applicable.

         To the best knowledge and belief of the Registrant, there are no arrangements, understandings, or agreements relative to the disposition of the Registrant's securities, the operation of which would at a subsequent date result in a change in control of the Registrant.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 46

ITEM 5.           DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS

         The following table sets forth the names and ages of the members of the Registrant's board of directors and its executive officers, the positions with the Registrant held by each, and the period during which each such person has held such position.

NAME                     AGE     POSITION                               SINCE
----                     ---     --------                               -----
Ronald Foster            54      President/Chairman of the Board        1986
Betty Rodgers            52      Secretary/Treasurer/Director           1986*
Kathy Hunt               46      Secretary/Treasurer/Director           1994
Thomas Barrett           26      Vice President                         1995
Claude Pichard           41      Vice President/Director                1986
Mel Ray                  55      Director                               1994
Michael McGlothlin       44      Director                               1994
------
*        Mrs. Rodgers served in such positions until 1994.

         Messrs. Fosters, Barrett, and Pichard and Ms. Hunt are all engaged with the Registrant's business on a full time basis.

         All directors hold office until the next annual meeting of stockholders of the Registrant (currently expected to be held during March of 1997) and until their successors are elected and qualified. Officers hold office until the first meeting of directors following the annual meeting of stockholders and until their successors are elected and qualified, subject to earlier removal by the board of directors. There are currently no committees of the board of directors.

BIOGRAPHIES OF THE REGISTRANT'S EXECUTIVE OFFICERS AND DIRECTORS

RONALD FOSTER

         Mr. Foster, 54, is presently Chairman, President, Chief Executive Officer, and Executive Producer for SBI Communications, Inc. He has been working with the Registrant since its inception in 1984. His primary responsibilities include operations, finance, marketing and technical review. In addition to his responsibilities with the Registrant, Mr. Foster has held a number of other management positions over the years. From 1984 to 1986, he was executive vice president and producer of Pioneer Games of American Satellite Bingo, in Albany, Georgia. Mr. Foster was also owner and operator of Artist Management & Promotions where he was responsible for coordinating television entertainers, sports figures and other celebrities for department store promotions. Since 1987, Mr. Foster has served as president and director of Ed-Philis, Inc., a Nevada corporation and is now an executive vice president and member of the board of directors of Golden American Network, a California corporation. Since 1984, he has also been the president and chief executive officer of ROPA Communications, Inc., which owns and operates WTAU-TV-19 in Albany, Georgia. He created and produced "Stock Outlook 87, 88, and 89," a video presentation of public companies through Financial News Network (FNN), a national cable network. Mr. Foster also has

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 47 experience as technical director and associate producer for numerous national live sports broadcasts produced by ABC, CBS and WTBS.

BETTY RODGERS

         Ms. Rodgers, 52, was the Secretary, Treasurer and a Director of the Registrant fom 1986 until 1994. Her primary responsibilities included general business, legal and administrative matters. Ms. Rodgers has extensive experience in the entertainment field. From 1967-83, she was the secretary and treasurer of the Rodgers Agency, Inc., a company that booked and managed entertainment artists for companies around the world. Since 1983, she has been president of Rodgers of Atlanta, Inc., an agency for the Arabian-American Oil Company (Aramco) that provides entertainment and recreational instructors for American employees in Aramco communities.

KATHY HUNT

         Ms. Hunt is 46 years old and resides in Cedartown, Georgia. Ms. Hunt graduated from Berry College with a bachelor of science degree in Secretarial Science. Ms. Hunt has extensive experience in executive secretarial business, including the governmental (State of Georgia) and private sectors. She has extensive background in the field of bookkeeping, accounting, procurement, contract management, statistical data compilation, personnel management and laws governing confidentiality. She is currently employed as bookkeeper and accountant for SBI Communications, Inc.

CLAUDE PICHARD

         Mr. Pichard, 41, has been a Vice President and a director for the Registrant since 1986. His primary responsibilities include directing and developing the interactive Bingo and auction programs. Mr. Pichard has over twenty years of television experience as a producer, director and scriptwriter. He served as creative services director at WCTV in Tallahassee, Florida, where he headed an award-winning team of directors, writers and artists for the number one station in its market. He has also worked with numerous Hollywood-based game shows and was the director for the Bolivian National Lottery game. In addition to his responsibilities with the Registrant, Mr. Pichard also serves as a research and training specialist with the Florida Department of Law Enforcement where he supervises the production of training tapes, public service announcements and media related courses. Mr. Pichard holds a bachelor of science degree in mass communications from Florida State University.

MEL RAY

         Mr. Ray is 55 years old and resides in Tampa, Florida. Mr. Ray has been an executive in the bottled and natural gas industries for more than 30 years, and currently manages six gas companies in the state of Florida, ranging from the west coast Tampa area all the way to the east coast of Florida. Mr. Ray's extensive experience in utility companies gives him a great understanding of local and federal government regulations. Due to the nature of his business, Mr. Ray also possesses knowledge concerning hazardous materials transportation, bulk purchasing, retail sales, management, marketing, acquisition, and personnel. Mr. Ray has 20 years of experience operating

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 48 some of the most profitable divisions of Tropi-Gas, Petrolane, and Star Gas as an executive both in its international and domestic markets. Mr. Ray is an officer and director of the company.

MICHAEL MCGLOTHLIN

         Mr. McGlothlin is 44 years old and resides in Pounding Mill, Virginia. He is a graduate in Business and Physics from Hampden-Sydney College in Virginia, and has extensive experience in the mining, processing and trucking industry. Mr. McGlothlin currently owns and operates a mineral grinding facility, a land fill facility, and a fleet of 70 diesel trucks. Mr. McGlothlin's experience in mining and landfills gives him extensive knowledge in federal regulations. Mr. McGlothlin demonstrates the ability to use computers to their fullest potential and has the ability to notice potential problems at an early stage and correct them before they grow. Mr. McGlothlin has extensive experience in management, personnel, cost control, marketing, federal, state and local regulations. Mr. McGlothlin is an officer and director of the company.

THOMAS BARRETT

         Mr. Barrett, age 26, serves as a vice president of the Registrant. He received his Bachelor of Science Degree in Finance from the University of Georgia in 1993. From 1988 until 1991, he was employed in Chicago as a broker assistant to a local currency futures trader, Mark Dehetogh, at the Chicago Mercantile Exchange, and in 1991 worked for Refco Corp. as an assistant bond trader at the Chicago Board of Trade. From 1994 until 1995 he was employed as head of charity by the Steelworker's Assistance Fund at its Flamingo Bingo operation in Piedmont Alabama. From 1994 until joining the Registrant in 1995, Mr. Barrett was employed as assistant manager for Bingo matters by Elkhorn Valley Development Corp., at it's Frontier Palace operation in Piedmont, Alabama.

FAMILY RELATIONSHIPS

         There are no family relationships among directors, executive officers or persons chosen by the Registrant to be nominated as a director or appointed as an executive officer of the Registrant of any of its affiliated subsidiaries. Mrs. Betty Rodgers, a former director was the sister of the Registrant's Chairman, Ronald Foster.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         To the best knowledge and belief of the Registrant, during the past five years, no present or former director, executive officer or person nominated as a director or appointed as an executive officer of the Registrant or any of its affiliated subsidiaries, has been involved in:

         (1) Any bankruptcy petition by or against any business of which such person was a general partner or executive either at the time of the bankruptcy or within two years prior to that time;

         (2) Any conviction in criminal proceeding or subject to a pending criminal proceeding (excluding traffic violations and other minor offenses);

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 49

         (3) Being subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily, barring, suspending, or otherwise limiting his involvement in any type of business, securities or banking activities; and

         (4) Being found by any court of competent jurisdiction (in a civil action), the Commission or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.


ITEM 6.           EXECUTIVE COMPENSATION

         The Summary Compensation Table below sets forth all compensation paid to the Officers and Directors of the Registrant during the Registrant's year ended December 31, 1994, and 1995. Prior to June of 1992, the date on which a change in control of the Registrant was effected and current management took over their respective positions, previous management conducted no business, the Registrant was inactive and no compensation was paid or deferred to any of the Registrant's officers or directors.

                         1994 SUMMARY COMPENSATION TABLE

NAME                       ANNUAL COMPENSATION       LONG TERM COMPENSATION
AND                                                  AWARDS            AWARDS           LTIP     ALL
PRINCIPAL                                            RESTRICTED        RESTRICTED       PAY-     OTHER
POSITION                   SALARY   BONUS   OTHER    STOCK             OPTIONS          OUTS     COMPENSATION
--------                   ------   -----   -----    -----             -------          -----    ------------
Ronald Foster **           *        *       *        *                 *                *        *
Betty Rodgers ***          *        *       *        *                 *                *        *
Claude Pichard +           *        *       *        *                 *                *        *
Kathy Hunt (1)             *        *       *        *                 *                *        *
Mel Ray (2)                *        *       *        *                 *                *        *
Michael McGlothlin (3)     *        *       *        *                 *                *        *


                         1995 SUMMARY COMPENSATION TABLE

NAME                       ANNUAL COMPENSATION       LONG TERM COMPENSATION
AND                                                  AWARDS            AWARDS           LTIP     ALL
PRINCIPAL                                            RESTRICTED        RESTRICTED       PAY-     OTHER
POSITION                   SALARY   BONUS   OTHER    STOCK             OPTIONS          OUTS     COMPENSATION
--------                   ------   -----   -----    -----             -------          ----     ------------
Ronald Foster **           (5)      *       *        *                 *                *        *
Betty Rodgers ***          *        *       *        *                 *                *        *
Claude Pichard +  *        *        *       *        *                 *                *        *
Kathy Hunt (1)             (6)      *       *        *                 *                *        *
Mel Ray (2)                *        *       *        *                 *                *        *
Michael McGlothlin (3)     *        *       *                          *                *        *
Thomas Barrett (4)         (7)      *       *        *                 *                *        *

----
*        None.
**       President, Chairman and Chief Executive Officer.
***      Former Secretary, Treasurer and Chief Financial Officer.
+        Vice President.
(1)      Secretary and Treasurer.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 50



(2)      Director.
(3)      Director.
(4)      Vice President.
(5)      $120,000.
(6)      $10,690.
(7)      $1,500.
(8) No person listed has any options to acquire securities of the kind required to be disclosed pursuant to instruction 1 of Item 403 of Regulation SB.

EMPLOYMENT AGREEMENTS

         The Registrant is a party to an employment agreement with Ronald Foster, a copy of which is filed as an exhibit to this registration statement. The following summary thereof is qualified in its entirety by reference to such exhibit.

         On January 1, 1992, Mr. Foster entered into a ten year employment agreement with the Registrant, renewable thereafter for continuing one year terms unless one of the parties provides the other with written intention not to renew, on or before the 180th day prior to expiration of the then current term. Although the agreement can be terminated by the Registrant for cause, or the Registrant's stockholders can refuse to comply with its terms by not re-electing Mr. Foster as a director, such events accelerate Mr. Foster's rights to compensation under the Agreement.

         The Agreement provides the Registrant with an obligation to defend and indemnify Mr. Foster to the fullest extent legally permitted, and calls for the following compensation:

(a) Mr. Foster is entitled to an annual bonus payable in shares of the Registrant's common stock, determined by dividing 10% of the Registrant's pre-tax profits (excluding depreciation) for the subject calendar year by the average bid price for the Registrant's common stock during the last five trading days prior to the end of the last day of each year and the first five days of the new year, PROVIDED, HOWEVER, that the agreement shall have been in effect for at least one business day during the subject year.

(b) Mr. Foster is entitled to an annual cash bonus in a sum equal to 5% of the Registrant's gross annual income or 10% of the Registrant's net pre-tax profit (excluding depreciation), whichever is less.

(c) Mr. Foster is entitled to a salary starting at $10,000 per month, but subject to review on a quarterly basis, with the expectation that it will be substantially increased as increased profits and cash flow from operations permit.

(d) In addition to the foregoing, Mr. Foster is entitled to a benefit package equal to the most favorable benefit package provided by the Registrant or its subsidiaries to any of their employees, officers, directors, consultants or agents.

          All required payments are accruing until such time as the Registrant has adequate funds to meet its operating expenses and commitments.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 51

COMPENSATION UNDER PLANS

         None of the Registrant's executive officers have received or become entitled to any cash or non-cash compensation under any Registrant plans (as the term "plan" is defined in Instruction 6(ii) to Item 402(a)(2) of Regulation S-B, promulgated by the Securities and Exchange Commission) during the last calendar year, nor have they been awarded any stock options or other forms of indirect compensation by the Registrant.

MANNER OF DETERMINING EXECUTIVE COMPENSATION

         Executive compensation is determined by the Registrant's Board of Directors, without pre-established policies, based on negotiations with the executive officer involved. The executive officer involved is not precluded from voting in favor of his or her compensation, if he or she is also a member of the Registrant's Board of Directors. Decisions are based on the respective bargaining strength of the parties.

ARRANGEMENTS WITH DIRECTORS

         Other than as indicated below there are no arrangements or understandings regarding compensation for services provided as a director, including any additional amounts payable for committee participation or special assignments.

COMPENSATION OF DIRECTORS

         All officers and directors will be reimbursed for any expenses incurred on behalf of the Registrant. Directors will be reimbursed for expenses pertaining to attendance at meetings of the Registrant's board of directors , including travel, lodging and meals. They will also, at such time as the Registrant has sufficient revenues from operations, receive a fee of $250 per day for all Board meetings attended, including meetings of committees of the Board. Non-salaried officers and directors may be retained by the Registrant as consultants paid consulting fees deemed appropriate by the board of directors.


ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

HISTORICAL BACKGROUND

         SBI Communications, Inc., a publicly held Delaware corporation (the "Registrant"), was originally organized in the State of Utah on September 23, 1983, under the corporate name Alpine Survival Products, Inc. Its name was changed to Justin Land and Development, Inc., during October of 1984, and to Supermin, Inc., on November 20, 1985.

         On September 29, 1986, Supermin, Inc., concluded a reorganization pursuant to Section 368(a)(1)(B) of the Internal Revenue Code of 1954, as amended, pursuant to which it exchanged

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 52

200,000 shares of its common stock, $.001 par value for all of the capital stock of Satellite Bingo, Inc., a Georgia corporation organized on January 10, 1986, and the originator of the Registrant's current business. In conjunction with such reorganization, the former stockholders of the SBI Subsidiary, acquired control of the Registrant and the Registrant changed its name to Satellite Bingo, Inc.

         On March 10, 1988, the Registrant changed its name to SBI Communications, Inc., its current name, and on January 28, 1993, the Registrant reincorporated into Delaware through a statutory merger with a wholly owned Delaware subsidiary, in reliance on the exemption from registration requirements of Section 5 of the Securities Act of 1933, as amended, provided by Rule 145(a)(2) promulgated thereunder.

INITIAL PUBLIC OFFERING

         During 1983, the Registrant completed a public offering of its 125,000 shares of its authorized but previously unissued securities in reliance on Securities and Exchange Commission Rule 504 of Regulation D. The offering was registered by qualification with the State of Utah.

         The offering price was arbitrarily determined at $.20 per share, and the Registrant received gross proceeds of $25,000. Offering expenses were $2,681. The placement agent was Bryan K. Johnson, then the Registrant's president, and the initial transfer agent was Fidelity Transfer Company with offices at 321 Boston Building; Salt Lake City, Utah 84111.

TRANSACTIONS WITH PROMOTERS

         Bryan K. Johnson and Frank C. Trinniman were described as the original founders, parents and promoters of the Registrant (as those terms are defined in Regulation C promulgated under authority of the Securities Act of 1933, as amended) in the Registrant's original public offering prospectus. However, as a result of the reorganization described above, it would be more accurate to consider Mr. Ron Foster as the founder, parent and promoter of the Registrant, as presently constituted.

         In conjunction with the reorganization of the Registrant (described below), Mr. Foster received 200,000 shares of the Registrant's Common Stock in exchange for all of his capital stock in the SBI Subsidiary.

REORGANIZATION

         On or about September 23, 1986, the Registrant (then operating as Supermin, Inc.) entered into a reorganization agreement with the stockholders of Satellite Bingo, Inc., a Georgia corporation, pursuant to which the Registrant exchanged 200,000 shares of its authorized but theretofore unissued common stock, $.001 per share par value, for all of the capital stock of the SBI Subsidiary. As a result of such transaction, the former stockholders of the SBI Subsidiary, became the Registrant's controlling stockholders (holding 200,000 of the 360,000 shares outstanding upon completion of the reorganization.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 53

         Immediately following the reorganization, the officers and directors (Ron Foster, Frank C. Cooper, Michael C. Hall, Kenneth P. McDougal, and Betty Rodgers) of the SBI Subsidiary, were elected as the Registrant's officers and directors, and the Registrant's name was changed to Satellite Bingo, Inc.

         The transaction was structured in a manner designed to meet the tax free reorganization provisions of Section 368(a)(1)(B) of the Internal Revenue Code of 1986, as amended, and securities were issued in conjunction therewith without registration under the provisions of Section 5 of the Act pursuant to exemptions provided by Sections 3(b), 4(1), 4(2) or 4(6) thereof.

RELATED PARTY TRANSACTIONS

RONALD FOSTER

         On January 15, 1991, the Registrant issued 250,000 shares of its Common Stock to Ron Foster in consideration for cancellation of $250,000 in debt. The transaction was effected in reliance on the exemption from registration under
Section 5 of the Securities Act of 1933, as amended, provided by Section 4 (2).

         On October 3, 1991, the Registrant issued 250,000 shares of its Common Stock to Ronald Foster as an inducement to make the Registrant a loan in the amount of $250,000, in reliance on the exemption from registration under Section 5 of the Securities Act of 1933, as amended, provided by Section 4 (2). During October of 1991, the Registrant issued 500,000 shares of its Common Stock to Ronald Foster as full payment for a $500,000 indebtedness to him for a series of loans made by him to the Registrant. The stock was valued at $1.00 per share despite the fact that, between July 1, 1991 and September 30, 1991, the stock was trading at prices ranging from $1.60 and $3.00 per share, because such shares were unregistered. The transaction was unanimously approved by the Registrant's Board of Directors, including the unanimous vote of all disinterested directors. The decision was ratified by the Registrant's stockholders at a meeting on June 3, 1992.

         On November 16, 1991, the Registrant issued 468,000 shares of its Common Stock to Ronald Foster in exchange for (i) copyrights, (ii) 25,000,000 Bingo cards, (iii) cups and T-shirts for the Bingo Club, (iv) prizes for set,
(v) computer software, (vi) electronic boards, (vii) 2 Rebus puzzle boards,
(viii) 40 ft. trailer, (ix) federal trademark number 1473709, (x) video library, including copyrights issued in relationship thereto, and (xi) brochures, which, in the aggregate were valued at $2,810,400. The transaction was effected in reliance on the exemption from registration under Section 5 of the Securities Act of 1933, as amended, provided by Section 4 (2). The stock was valued at $6.00 per share (during the period from October 1, 1991 to December 31, 1991, the Registrant's Common Stock traded at prices ranging between $2.00 and $7.00 per share). The exchange valuation was based on a third party appraisal of the subject assets, approved by the Registrant's Board of Directors (including the affirmative vote of all disinterested directors), and ratified by the Registrant's stockholders at a stockholders' meeting held on June 3, 1992.

         On November 16, 1991, the Registrant issued 500,000 shares of its Common Stock to Ronald Foster in consideration for cancellation of outstanding indebtedness of the Registrant in

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 54 the amount of $500,000.

         During 1994 and for several other prior years, Mr. Ron Foster, the Registrant's principal shareholder, who also serves as Chief Executive Officer, personally funded the majority of the Registrant's operations. All amounts owed to Mr. Foster, including amounts originally evidenced by interest bearing notes, were converted to non-interest bearing advances effective January 1, 1993. The majority of these advances were repaid in 1995 through the issuance of 90,000 shares of preferred stock. During 1995, the Registrant accrued salary payable to the Registrant's principal shareholder totaling $120,000.

         All amounts owed to Mr. Foster are payable on demand. During 1994, the Registrant received advances from Mr. Foster of $56,564, and made repayments to Mr. Foster of $5,000. As of December 31, 1994, the Registrant owed $460,933 to Mr. Foster. During 1995, the Registrant made repayments (on a net basis) to Mr. Foster (exclusive of the preferred stock transaction described above) of $6,777 (in addition to the preferred stock transaction described above).


PETER PAPAS

         In October, 1995 the Registrant borrowed $250,000 from a trust managed by a shareholder, in the form of a mortgage note. The note is payable in full on October 15, 1996, with interest payable quarterly at prime plus 3%, secured by all corporate property up to $1,000,000 in value. The holder has the right to convert the mortgage note to common stock at a price of three dollars per share. This conversion privilege expires on July 15, 1996. Interest expense related to this note totaled $5,729 for the year ended December 31, 1995. As an inducement to consummate this transactions, the Registrant issued 40,000 shares of preferred stock to the individual. This stock has been valued at $200,000 in the Registrant's financial statements, with the Registrant recording a corresponding amount as a finance charges expense for the year ended December 31, 1995.

         All of the foregoing transactions involving issuance of securities were effected in reliance on the exemption from registration under Section 5 of the Securities Act of 1933, as amended, provided by Section 4(2) thereof.

OTHER OFFICERS OR DIRECTORS

         On January 9, 1992, the Board voted to issue 5,000 shares of the Registrant's Common Stock to Claude Pichard and to Betty Rodgers as compensation for services to the Registrant in their capacities as officers and directors of the Registrant, on the basis of the Registrant's inability to pay them cash compensation. While Mr. Pichard and Ms. Rodgers, as directors of the Registrant, voted in favor of the authorizing resolution, Ronald Foster, the disinterested member of the Board of Directors who reviewed this transaction, also voted in favor of the resolution. However, Mr. Foster is the brother of Betty Rodgers. In order to avoid the appearance of conflicting interest, the action was ratified by the Registrant's stockholders vote at a meeting held on June 3, 1992.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 55

GLENDALE STUDIOS

         On November 19, 1990, the Registrant issued 100,000 shares common stock (adjusted for one for 20 reverse stock split) to Glendale Studios in consideration for $468,000, in reliance on the exemption from registration under
Section 5 of the Securities Act of 1933, as amended, provided by Section 4(2) thereof.

LOANS TO AFFILIATES

         No (i) director or executive officer of Registrant, (ii) nominee for election as a director, (iii) member of the immediate family of persons described in (i) or (ii), (iv) corporation or organization (other than Registrant or majority owned subsidiary of Registrant) of which any of the persons specified in (i) or (ii) is an executive officer or partner is directly or indirectly, the beneficial owner of 10% or more of any class of equity securities, nor (v) any trust or other estate in which any of the persons specified in (i) or (ii) has a substantial beneficial interest or as to which such person serves as a trustee or in a similar capacity, has been indebted to the Registrant or its subsidiaries at any time since January 1, 1991 in an amount in excess of $60,000.

LIMITATIONS ON LIABILITY

         On March 10, 1988, the Registrant's stockholders voted to adopt provisions authorized by Section 16-10-49.1 of the Utah Business Corporation Act, eliminating the liability of the Registrant's officers and directors for monetary damages arising as a result of a breach of fiduciary duties. Such limitation on liability does not not include a breach of the duty of loyalty to the Registrant or its stockholders; acts or omissions not in good faith or which involve intentional misconduct or knowing violations of law; actions specified in Section 16-10-44 of the Utah Business Corporation Act; or, any transactions from which a director derived an improper personal benefit.

         Such provision was adopted in order to permit the Registrant to recruit qualified personnel who were otherwise not inclined to subject themselves to potential frivolous litigation by disgruntled stockholders, short sellers and others.

REVERSE STOCK SPLIT & RE-INCORPORATION

         On February 1, 1993, the Registrant merged with a wholly owned Delaware subsidiary in order to change its corporate domicile to the State of Delaware. Such re-incorporation was deemed in the best interests of the Registrant by management for two reasons. First, the State of Utah has been perceived by the investment community as a haven for "penny stock" companies frequently associated with violations of applicable securities laws, while the State of Delaware serves as the state of domicile for many of the countries most respected corporations. Secondly, the corporate law of the State of Delaware has been subject to detailed analysis and interpretation by the Delaware courts in a manner making operation under Delaware law significantly more predictable than under the laws of most other states. Such predictability significantly simplifies long range corporate planning.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 56

         In conjunction with such re-incorporation, the Registrant effected a one share for twenty reverse stock split and increased its authorized capitalization. As a result, the Registrant is now authorized to issue 40,000,000 shares of common stock, $0.001 par value, and 10,000,000 shares of preferred stock, $5.00 par value. Immediately prior to the reverse stock split, the Registrant had 49,015,117 shares outstanding. As a result of the reverse stock split, as of February 1, 1993, the Registrant's outstanding common stock was reduced to 2,450,856 shares (after rounding up all fractional shares).

COMPARABILITY OF TERMS

         It is the opinion of the Registrant's current management that in each transaction described above since current management assumed control of the Registrant, the terms of transactions involving the Registrant's officers and directors were materially more favorable to the Registrant than it could have obtained from unrelated sources.

ITEM 8.           DESCRIPTION OF SECURITIES

GENERAL

         The Registrant is authorized to issue 50,000,000 shares of capital stock, 40,000,000 shares of which are designated as common stock, $.001 par value per share, and the balance as preferred stock, $5.00 par value per share.

         Immediately prior to this registration 5,345,439 shares of Common Stock were outstanding (excluding the 2,500,000 shares held but not yet allocated by the Registrant's Employees' Trust) and held of record by approximately 3,244 persons. In addition, 1,668,000 shares of preferred stock were outstanding, and held by approximately five persons.

         Corporate Stock Transfer, 370 17th Street, Suite 2350; Denver, Colorado 80202, acts as transfer agent and registrar for the Registrant's common and preferred stock.

COMMON STOCK

         The following statement is a summary of the rights and privileges of the holders of the Registrant's Stock. It does not purport to be complete and is subject to the provisions of the Delaware General Corporation Act, the Securities Act of 1933, as amended, the Securities Exchange Act of 1934, as amended, the rules, regulations and bylaws of the National Association of Securities Dealers, Inc. The following statements are qualified in their entirety by such references.

DIVIDEND RIGHTS

         Holders of shares of the Registrant's common voting stock are entitled to receive, out of funds legally available, such dividends as may be declared by the Registrant's Board of Directors. The Registrant, as of the date of this registration statement, cannot forecast with any certainty, when and if any dividends will be paid, although the Registrant does not anticipate paying any

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 57 dividends prior to its year ended December 31, 1996.

VOTING RIGHTS

         Holders of shares of the common voting stock are entitled to one vote per outstanding share held on a designated record date, on each matter submitted to a vote at a meeting of shareholders. Each holder may exercise such vote either in person or by proxy. A majority of the outstanding shares of common stock present at a duly convened meeting, appearing in person or by proxy, constitutes a quorum for shareholders meetings. Except with respect to amending the Articles of Incorporation, which requires an affirmative vote of a majority of the Registrant's shares issued and withstanding, other matters to be acted upon by shareholders at any meeting of the shareholders require the affirmative vote of a majority of the shareholders voting in person or by proxy, provided a quorum, as defined above, is established. The holders of the common stock of the Registrant are not entitled to cumulative voting in election of Directors, and shareholders are denied any pre-emptive rights.

LIQUIDATION RIGHTS

         Upon liquidation, dissolution or winding up of the Registrant, the shareholders would be entitled to share on a pro-rata basis in assets available for distribution to shareholders.

PURCHASE AND REDEMPTION

         Subject to special rights and restrictions appurtenant to any class of the Registrant's securities, the Registrant may, in compliance with the Deleware General Corporation Laws, repurchase shares of its common stock or redeem any class of its shares which are redeemable, unless a proposed purchase or redemption would render the Registrant unable to meet its liabilities as they mature. The Registrant is not aware of any restriction in purchasing shares of its common stock on the open market, other than those imposed by rules promulgated by the Securities and Exchange Commission pursuant to authority of
Section 10(b) of the Securities Exchange Act of 1934, as amended (e.g., RULES 10B-6 AND 10B-18).

MISCELLANEOUS

         The common stock of the Registrant has no conversion, subscription, or sinking fund rights. All shares when issued, are fully paid, non-assessable and not liable to further calls or assessments.

PREFERRED STOCK

         All attributes of the currently unissued preferred stock will be determined by the Registrant's board of directors prior to issuance, as permitted by and subject to the requirements of applicable Delaware law. The currently outstanding preferred stock has a $5.00 per share par value and a $5.00 per share liquidation preference; paying no dividend but convertible into common stock upon demand at a conversion rate equal to $5.00 per share divided by the market value of the common stock at the date of conversion. The preferred stock has no voting rights

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 58 except as to matters specifically dealing with changes in the attributes of the preferred stock.


PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET FOR COMMON EQUITY

         The Registrant's stock is traded on the NASDAQ OTC Electronic Bulletin Board. The Registrant currently has 5,345,439 shares of stock outstanding, with 750,000 in the public float. There are approximately 3,244 shareholders of record. For the fiscal year ended December 31, 1995, the Registrant reported revenues of $604,873 and a net loss of $(769,232).

         The Common Stock of Registrant has been traded over-the-counter since 1983. Its trading symbol is "SBID." No established public trading market exists for the Common Stock of Registrant at this time. As of the date of this registration statement:

         No common equity is subject to options or warrants to purchase or securities convertible into common stock, except for the currently issued 1,668,000 shares of preferred stock which are convertible into common stock, as described below (see Part II, Item 8 "Description of Securities");

         No common stock is currently being offered or proposed to be offered which offering could be reasonably expected to have a materially adverse effect on the market price of the Registrant's common equity; and

         There are approximately 5,345,439 shares of common stock which will become eligible for sale by December 31, 1996, pursuant to the provisions of Securities and Exchange Commission Rule 144.

         The Registrant has not agreed to register securities for resale under the Securities Act of 1933, as amended, for anyone.

         The following table sets forth in United States dollars the high and low bid quotations for such shares. Such bid quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and do not necessarily represent actual transactions. The source of the following information is the National Daily Quotation System, Inc.'s "Pink Sheets" and the National Association of Securities Dealers, Inc.'s Nasdaq Bulletin Board.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 59

Date                                                   LOW              HIGH
                                                       BID              BID
                                                     -------           ------
July 1, 1996 - September 30, 1996                    $ 0.125           $ 0.25
April 1, 1996 - June 30, 1996                        $ 0.1875          $ 0.375
January 1, 1996 - March 31, 1996                     $ 0.25            $ 0.50
October 1, 1995 - December 31, 1995                  $ 0.62            $ 1.37
July 1, 1995 - September 30, 1995                    $ 0.50            $ 1.56
April 1, 1995 - June 30, 1995                        $ 0.12            $ 1.75
January 1, 1995 - March 31, 1995                     $ 0.12            $ 0.375
October 1, 1994 - December 31, 1994                  $ 0.03            $ 0.06
July 1, 1994 - September 31, 1994                    $ 0.06            $ 0.15
April 1, 1994 - June 30, 1994                        $ 0.06            $ 0.15
January 1, 1994 - March 31, 1994                     $ 0.06            $ 0.62
October 1, 1993 - December 31, 1993                  $ 0.25            $ 1.50
July 1, 1993 - September 31, 1993                    $ 0.50            $ 5.00
April 1, 1993 - June 30, 1993                        $ 2.25            $ 5.375
January 1, 1993 - March 31, 1993                     $ 0.02            $ 0.12

------
* Prices quoted reflect a one share for twenty reverse split effective on February 1, 1993.


DIVIDEND POLICY

      The Registrant has never paid any dividends. It is the present intention of the Registrant to pay dividends as soon as possible. There can, however, be no assurance that funds for payment of dividends will ever be available, or that even if available, the Registrant's board of directors then serving will resolve to declare them.

MARKET

      The Registrant's securities are currently quoted on the National Association of Securities Dealers, Inc.'s NASDAQ Bulletin Board and on the National Daily Quotation System, Inc.'s "Pink Sheets." The Registrant expects that its securities will be listed on the National Association of Securities Dealers, Inc.'s automated quotation system ("NASDAQ") within the next 12 months and that they will be traded under its current symbol "SBID".


      Section 15(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), requires brokers and dealers to make risk disclosures to customers before effecting any transactions in "penny stocks". It also directs the Securities and Exchange Commission to adopt rules setting forth additional standards for disclosure of information concerning transactions in penny stocks.

      Penny stocks are low-priced, over-the-counter securities that are prone to manipulation because of their price and a lack of reliable market information regarding them. Under Section 3(a)(51)(A) of the Exchange Act, any equity security is considered to be a "penny stock," unless that security is: (i) registered and traded on a national securities exchange meeting specified Securities and Exchange Commission criteria; (ii) authorized for quotation on the National Association of Securities Dealers, Inc.'s ("NASD") automated inter-dealer quotation system ("NASDAQ"); (iii)

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 60 issued by a registered investment company; (iv) excluded, on the basis of price or the issuer's net tangible assets, from the definition of the term by Securities and Exchange Commission rule; or (v) excluded from the definition by the Securities and Exchange Commission.

      Pursuant to Section 3(a)(51)(B), securities that normally would not be considered penny stocks because they are registered on an exchange or authorized for quotation on NASDAQ may be designated as penny stocks by the Securities and Exchange Commission if the securities are traded off the exchange or if transactions in the securities are effected by market makers that are not entering quotations in NASDAQ.

      Rule 3a51-1 was adopted by the Securities and Exchange Commission for the purpose of implementing the provisions of Section 3(a)(51). Like Section 3(a)(51), it defines penny stocks by what they are not. Thus, the rule excludes from the definition of penny stock any equity security that is: (1) a "reported" security; (2) issued by an investment company registered under the 1940 Act; (3) a put or call option issued by the Options Clearing Corporation; (4) priced at five dollars or more; (5) subject to last sale reporting; or (6) whose issuer has assets above a specified amount. (Release No. 30608, Part III.A).

      Rule 3a51-1(a) excludes from the definition of penny stock any equity security that is a "reported security" as defined in Rule 11Aa3-1(a). A reported security is any exchange-listed or NASDAQ security for which transaction reports are required to be made on a real-time basis pursuant to an effective transaction reporting plan. Securities listed on the New York Stock Ex change (the "NYSE"), certain regional exchange-listed securities that meet NYSE or Amex criteria, and NASDAQ National Market System ("NMS") securities are not considered penny stocks. (Release No. 30608, Part III.A.1). Generally, securities listed on the American Stock Exchange (the "Amex") pursuant to the Amex's original and junior tier or its "Emerging Company Marketplace" listing criteria, are not considered penny stocks. Securities listed on the Amex pursuant to its Emerging Companis Market ("ECM") criteria, however, are considered to be "penny stock" solely for purposes of Exchange Act 15(b)(6). (Release No. 30608, Part III.A.1).

      Rule 3a51-1(d) excludes securities that are priced at five dollars or more. Price, in most cases, will be the price at which a security is purchased or sold in a particular transaction, excluding any broker commission, commission equivalent, mark-up, or mark-down. In the absence of a particular transaction, the five dollar price may be based on the inside bid quotation for the security as displayed on a Qualifying Electronic Quotation System (i.e., an automated inter-dealer quotation system as set forth in Exchange Act Section 17B(b)(2)). "Inside bid quotation" is the highest bid quotation for the security displayed by a market maker in the security on such a system. If there is no inside bid quotation, the average of at least three inter-dealer bid quotations displayed by three or more market makers in the security must meet the five dollar requirement. Broker-dealers may not rely on quotations if they know that the quotations have been entered for the purpose of circumventing the rule. (Release No. 30608, Part III.A.3.b). An inter-dealer quotation system is defined in Rule 15c2-7(c)(1) as any system of general circulation to brokers and dealers that regularly disseminates quotations of identified brokers or dealers. In the case of a unit composed of one or more securities, the price divided by the number of shares of the unit that are not warrants, options, or rights must be five dollars or more. Furthermore, the exercise price of any warrant, option, or right, or of the conversion price of any convertible security, included in the unit must meet

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 61 the five dollar requirement. For example: a unit composed of five shares of common stock and five warrants would satisfy the requirements of the rule only if the unit price was twenty-five dollars or more, and the warrant exercise price was five dollars or more. Once the components of the unit begin trading separately on the secondary market, they must each be separately priced at five dollars or more. (Release No. 30608, footnote 66).

      Securities that are registered, or approved for registration upon notice of issuance, on a national securities exchange are also excluded from the definition of penny stock (Rule 3a51-1(e)). The exchange must make transaction reports available pursuant to Rule 11Aa3-1 for the exclusion to work. The exclusion is further conditioned on the current price and volume information with respect to transactions in that security being reported on a current and continuing basis and made available to vendors of market information. In addition, the exclusion is limited to exchange-listed securities that actually are purchased or sold through the facilities of the exchange, or as part of a distribution. Exchange-listed securities satisfying Rule 3a51-1(e), but which are not otherwise excluded under Rule 3a51-1(a)-(d), continue to be deemed penny stocks for purposes of Exchange Act Section 15(b)(6).

      Exchanges that qualified for this exclusion as of April 1992 were the NYSE, Amex, Boston Stock Exchange, Cincinnati Stock Exchange, Midwest Stock Exchange, Pacific Stock exchange, Philadelphia Stock Exchange, and the Chicago Board of Options. (Release No. 30608, footnote 37).

      Securities that are registered, or approved for registration upon notice of issuance, on NASDAQ are excluded from the definition of penny stock (Rule 3a51-1(f)). Similar to the exchange-registered exclusion of Rule 3a51-1(e), the NASDAQ exclusion is conditioned on the current price and volume information with respect to transactions in that security being reported on a current and continuing basis and made available to vendors of market information pursuant to the rules of NASD. NAS DAQ securities satisfying Rule 3a51-1(e), but which are not otherwise excluded under Rule 3a51-1(a)-(d), continue to be deemed penny stocks for purposes of Exchange Act Section 15(b)(6).

      An exclusion is available for the securities of issuers that meet certain financial standards. This exclusion pertains to: (i) issuers that have been in continuous operation for at least three years having net tangible assets in excess of $2 million (Rule 3a51-1(g)(1)); (ii) issuers that have been in continuous operation for less than three years having net tangible assets in excess of $5 million (Rule 3a51-1(g)(1)); (iii) issuers that have an average revenue of at least $6 million for the last three years (Rule 3a51-1(g)(2)). To satisfy this requirement, an issuer must have had total revenues of $18 million by the end of a three-year period. (Release No. 30608, Part III.A.4). The Registrant believes that its securities qualify under this exemption.

      For domestic issuers, net tangible assets or revenues must be demonstrated by financial statements that are dated no less than fifteen months prior to the date of the related transaction. The statements must have been audited and reported on by an independent accountant in accordance with Regulation S-X. For foreign private issuers, net tangible assets or revenues must be demonstrated by financial statements that are dated no less than fifteen months prior to the date of the related transaction. The statements must be filed with the Securities and Exchange Commission pursuant to Rule 12g3-2(b). If the issuer has not been required to furnish financial statements during the previous fifteen months, the statements may be prepared and audited in compliance with generally

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 62 accepted accounting principles of the country of incorporation.

      Whether the issuer is domestic or foreign, in all cases a broker or dealer must review the financial statements and have a reasonable basis for believing that they were accurate as of the date they were made (Rule 3a51-1[g][3]). In most cases a broker-dealer need not inquire about or independently verify information contained in the statements. (Release No. 30608, Part III.A.4). Brokers and dealers must keep copies of the domestic or foreign issuer's financial statements for at least three years following the date of the related transaction (Rule 3a51-1[g][4]).

SECURITY HOLDERS

      As of September 30, 1996, the latest practicable date for which information is available, the Registrant's management was of the opinion that the Registrant had approximately 3,244 common stock holders.


DIVIDENDS

      There have been no cash dividends declared or paid since the inception the Registrant and no dividends are contemplated to be paid in the foreseeable future.


ITEM 2.        LEGAL PROCEEDINGS

      The Registrant is not a party to any pending legal proceedings other than those non material proceedings that arise in the ordinary course of business.

      As reflected in the statement of changes in stockholders' equity (see Part FS - "Financial Statements"), the Registrant has a history of issuing common stock for services difficult to value, or yet to be provided. Approximately 4,600,000 (or 86%) of the common stock outstanding at December 31, 1995, is restricted in some fashion as a result of the above transactions. Furthermore, the Registrant has in prior years canceled common stock certificates due to non-performance by the third parties involved in certain transactions. Although no party to such transactions has yet instigated litigation involving the Registrant for cancellation or restrictions of the related shares, due to the volume of such transactions, litigation remains a possibility. Management feels all actions it has taken to cancel or restrict common stock are legally justified and does not anticipate any material loss being incurred by the Registrant due to future resolution of these matters.


ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

      The Registrant's audited statements for the calendar years ended December 31, 1995, 1994 and 1993, have been prepared by the Daniel Professional Group, of Charlotte, North Carolina. The Registrant has had no disputes with nor does it have any current plans to replace its auditors.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 63

ITEM 4.        RECENT SALES OF UNREGISTERED SECURITIES

      The Registrant has not previously registered any securities with the Securities and Exchange Commission, all sales having heretofore been effected in reliance on exemptions from applicable federal registration requirements, pursuant to Sections 4(2), 4(6) or 3(b) of the Securities Act of 1933, as amended, and Rules 144, 147, 257, 504 or 701 promulgated thereunder.

      During the past 36 months, no shares of the Registrant's securities have been issued except as disclosed in the consolidated statement of changes in shareholders' equity (deficit) included as a component of the audited financial statements for the years ended December 31, 1994 and 1995, filed herewith in response to Part FS of this registration statement. Such schedules are hereby incorporated herein by reference, as permitted by Rule 12b-23 of the Securities Exchange Act of 1934, as amended.

      The Registrant has never offered its securities through an underwriter, nor has it paid any commissions or granted any discounts in conjunction with such transactions.

      The Registrant relied on the exemptions from registration provided by
Section 4(2) of the Securities Act of 1933 with respect to all issuances of securities listed above. In order to rely upon Section 4(2), the Registrant noted that no other offerings of the Registrant's common stock were made or contemplated to any other persons during the period of time in which the issuances disclosed above occurred, and that all stock certificates issued before legends indicating that the stock was not registered and that such stock was subject to restrictions on transfer.


ITEM 5.        INDEMNIFICATION OF OFFICERS AND DIRECTORS

      The Registrant's certificate of incorporation authorizes the board of directors to indemnify officers, directors, employees and agents to the fullest extent permitted by law. They also significantly limit the personal liability of the Registrant's officers and directors to the Registrant's stockholders. The Registrant's bylaws authorize the board of directors to indemnify officers, directors, employees and agents in the same circumstances set forth in the certificate of incorporation. The bylaws also authorize the Registrant to purchase liability insurance for the benefit of officers, directors, employees and agents and to enter into indemnity agreements with officers, directors, employees and agents.

      Section 145 of the General Corporation law of the State of Delaware, under which the Registrant is organized, empowers a corporation, subject to certain limitations, to indemnify its officers, directors, employees and agents, or others acting in similar capacities for other entities at the request of the Registrant, against certain expenses, including attorneys fees, judgments, fines and other amounts which may be paid or incurred by them in their capacities as such officers, directors, employees and agents.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended,

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 64 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the United States Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.


PART FS                FINANCIAL STATEMENTS

      The audited consolidated balance sheet of the Registrant for its years ended December 31, 1995 and 1994 and the related consolidated statements of operations, stockholder's equity and cash flows are submitted herewith.


INDEX TO FINANCIAL STATEMENTS

      The audited consolidated balance sheet of the Registrant for its years ended December 31, 1995 and 1994 and related consolidated statements of income
(loss), stockholder's equity and cash flows therefor, follow. The page numbers for the financial statement categories are as follows:

PAGE           DESCRIPTION
----           -----------

66    Cover Page (Audited Statements for 1995 and 1994)
67 Report of Certified Public Accountants, as to the calendar years ended December 31, 1995 and 1994.
68    Consolidated Balance Sheets - December 31, 1995 and December 31, 1994.
69 Consolidated Statement of Income (Loss) for the calendar years ended December 31, 1995 and December 31, 1994 and from inception until December 31, 1994.
70 Consolidated Statement of Changes in Stockholder's Equity from Inception (January 10, 1986) through December 31, 1995.
75 Consolidated Cash Flows for the calendar years ended December 31, 1995 and December 31, 1994 and from inception until December 31, 1995.
76 Notes to Consolidated Financial Statement Statements for the calendar years ended December 31, 1995 and December 31, 1994.
82 Cover Page (Unaudited Statements for Nine Months Ended September 30, 1996 and 1995.
84    Consolidated Balance Sheets - September 30, 1996 and 1995.
85 Consolidated Statement of Income (Loss) for the nine months ended September 30, 1996 and 1995.
86 Consolidated Statement of Changes in Stockholder's Equity from Inception (January 10, 1986) through September 30, 1996.
92    Consolidated Cash Flows for the nine months ended September 30, 1996 and
      1995.
93 Notes to Consolidated Financial Statement. Statements for the nine months ended September 30, 1996 and 1995.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 65

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AND ACCOUNTANTS' REPORT

                           DECEMBER 31, 1995 AND 1994

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 66

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors of
SBI Communications, Inc.
Piedmont, Alabama


We have audited the accompanying consolidated balance sheets of SBI Communications, Inc., a development stage company, as of December 31, 1995 and 1994, and the related consolidated statements of income (loss), changes in shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SBI Communications, Inc., a development stage company, as of December 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles.



March 28, 1996
Charlotte, North Carolina

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 67

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS
                                  DECEMBER 31,

                                                 1995           1994
                                              ----------     ----------
                                     ASSETS
Current assets:
   Cash                                       $   11,589     $   58,928
   Accounts receivable, net of allowance
     for doubtful accounts of $462,500
     for 1995 and $0 for 1994, respectively      499,864            -
   Note receivable from
     shareholder (Note 2)                         25,000            -
                                              ----------     ----------
                                                 536,453         58,928
Property and equipment, less
   accumulated depreciation
   (Note 3)                                    7,316,219      7,483,501

Other assets (Note 4):
   Trademarks, net                               100,000        200,000
   Shows and computer programs, net              165,960        331,920
   Game inventory                                 60,688         75,400
   Organization costs                                170            341
                                              ----------     ----------
                                              $8,179,490     $8,150,090
                                              ==========     ==========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Note payable to a trust managed by
     a shareholder (Note 2)                   $  250,000     $      -
   Accounts payable                               53,738         49,158
   Accrued wages due to principal
     shareholder (Note 2)                        120,000            -
   Advances due to principal
     shareholder (Note 2)                          4,156        460,933
   Accrued interest                                5,729            -
                                              ----------     ----------
                                                 433,623        510,091
                                              ----------     ----------

Shareholders' equity (Note 5):
   Preferred stock, par value $5.00;
     10,000,000 shares authorized;
     1,668,000 and 1,505,000 shares
     issued and outstanding at
     December 31, 1995 and 1994,
     respectively                              8,340,000      7,525,000
   Common stock, par value $.001;
     40,000,000 shares authorized;
     5,345,439 and 5,135,439 shares
     issued and outstanding at
     December 31, 1995 and 1994,
     respectively                                  5,345          5,135
   Paid-in capital                             3,572,343      3,512,453
   Deficit accumulated during
     the development stage                   ( 4,171,821)   ( 3,402,589)
                                             -----------    ------------
      Total shareholders' equity               7,745,867      7,639,999
                                             -----------    -----------
                                             $ 8,179,490    $ 8,150,090
                                             ===========    ===========

          See accompanying notes to consolidated financial statements.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 68

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                        FOR THE YEARS ENDED DECEMBER 31,

                                                             INCEPTION
                                                              THROUGH
                                                            DECEMBER 31,
                                  1995           1994          1995
                               ----------     ----------    -----------
Revenues:
   Licenses and royalties      $      -       $      -       $  641,642
   Bingo hall rent                534,593            -          534,593
   Bingo hall operating
     administrative fees           68,145         24,905         93,050
   Interest income                     34            171          1,101
   Other income                     2,101            -          235,754
                               ----------     ----------     ----------

     Gross revenues               604,873         25,076      1,506,140
                               ----------     ----------     ----------

Expenses:
   Production costs                   -              -          306,685
   General and
     administrative               497,685         54,990      1,907,834
   Salaries and related
     expenses                     132,086         14,200        863,660
   Depreciation and
     amortization                 538,605        275,461      1,424,325
   Interest expense
     and finance charges          205,729            -          294,630
   Losses from equity
     interest in joint
     venture                          -              -          880,827
                               ----------     ----------     ----------

     Total expenses             1,374,105        344,651      5,677,961
                               ----------     ----------     ----------

Income (loss) from
   operations                 ($  769,232)   ($  319,575)   ($4,171,821)
                               ==========     ==========     ==========

Income (loss) per
  share (Note 5)              ($     0.14)   ($     0.07)   ($     2.39)
                               ==========     ==========     ==========

          See accompanying notes to consolidated financial statements.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 69

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                         SHAREHOLDERS' EQUITY (DEFICIT)
           FROM INCEPTION, JANUARY 10, 1986, THROUGH DECEMBER 31, 1995


                                                                                              DEFICIT
                                    COMMON STOCK        PREFERRED STOCK                     ACCUMULATED
                               ---------------------  ----------------------   ADDITIONAL     DURING           TOTAL
                                 NUMBER                NUMBER                    PAID-IN    DEVELOPMENT    SHAREHOLDERS'
                                OF SHARES    AMOUNT   OF SHARES     AMOUNT      CAPITAL        STAGE      EQUITY (DEFICIT)
                               ----------   --------  ---------  -----------   ----------   -----------   ----------------
Initial common stock sold
 in January, 1986 for
 cash of $500                   4,000,000   $  4,000        -    $      -     ($    3,500)  $      -          $      500

Recapitalization as a
  business combination          3,300,000      3,300        -           -     (    13,153)         -         (     9,853)

Forgiveness of debt                   -          -          -           -         246,370          -             246,370

Retroactive adjustment for
  1 for 20 reverse stock
  split occurring in 1993      (6,935,000) (   6,935)       -           -           6,935          -                 -

Net loss, 1986                        -          -          -           -             -    (   204,663)      (   204,663)
                                ---------   --------  ---------  ----------    ----------   ----------        ----------

Balance, December 31, 1986        365,000        365        -           -         236,652  (   204,663)           32,354

Common stock sold for cash
  of $25,809 in August, 1987
  ($12.90 per share)                2,000          2        -           -          25,807          -              25,809

Common stock sold for cash
  of $71,691 in August, 1987
  ($14.06 per share)                5,100          5        -           -          71,686          -              71,691

Common stock issued in August,
  1987 for rent concessions
  and other assets valued
  at $71,750 ($7.18 per share)     10,000         10        -           -          71,740          -              71,750

Common stock sold for cash
  of $41,000 in October, 1987
  ($10.00 per share)                4,100          4        -           -          40,996          -              41,000

Common stock sold for cash
  of $5,000 in November, 1987
  ($10.00 per share)                  500          1        -           -           4,999          -               5,000

Net loss, 1987                        -          -          -           -             -    (   544,026)      (   544,026)
                                ---------   --------  ---------  ----------    ----------   ----------        ----------

Balance December 31, 1987         386,700        387        -           -         451,880  (   748,689)      (   296,422)

Common stock sold for cash
  of $100,000 in January, 1988
  ($2.00 per share)                50,000         50        -           -          99,950          -             100,000

Common stock issued in April,
  1988 for services rendered
  valued at $34,716 ($5.00 per
  share)                            6,943          7        -           -          34,709          -              34,716

Common stock issued in June,
  1988 for cash of $86,546
  ($4.69 per share)                18,463         18        -           -          86,528          -              86,546

Common stock issued in
  November, 1988 for services
  rendered from September
  through November, 1988,
  valued at $46,877 ($4.69
  per share)                       10,000         10        -           -          46,867          -              46,877

Net loss, 1988                        -          -          -           -             -    ( 1,206,824)      ( 1,206,824)
                                ---------   --------  ---------  ----------    ----------   ----------        ----------

Balance December 31, 1988         472,106        472        -           -         719,934  ( 1,955,513)      ( 1,235,107)

Common stock issued in
  January, 1989 for cash of
  $23,438 ($4.69 per share)         5,000          5        -           -          23,433          -              23,438

Common stock issued in
  January, 1989 as inducement
  to lenders valued at
  $21,095 ($4.69 per share)         4,500          5        -           -          21,090          -              21,095

Common stock issued in June,
  1989 as repayment of debt
  valued at $70,000 ($4.67
  per share)                       15,000         15        -           -          69,985          -              70,000

                               (Continued)

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 70

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                         SHAREHOLDERS' EQUITY (DEFICIT)
           FROM INCEPTION, JANUARY 10, 1986, THROUGH DECEMBER 31, 1995
                                   (CONTINUED)


                                                                                              DEFICIT
                                    COMMON STOCK         PREFERRED STOCK                    ACCUMULATED
                                --------------------  ---------  ----------    ADDITIONAL      DURING           TOTAL
                                 NUMBER                NUMBER                   PAID-IN     DEVELOPMENT     SHAREHOLDERS'
                                OF SHARES    AMOUNT   OF SHARES    AMOUNT       CAPITAL        STAGE       EQUITY (DEFICIT)
                                ---------   --------  ---------  ----------    ----------   -----------    ----------------
Common stock issued in June,
 1989 for legal services
 from February through June,
 1989, valued at $140,630
 ($4.69 per share)                 30,000   $     30        -    $      -      $  140,600   $      -          $  140,630

Net loss, 1989                        -          -          -           -             -    (   491,957)      (   491,957)
                                ---------   --------  ---------  ----------    ----------   ----------        ----------

Balance December 31, 1989         526,606        527        -           -         975,042  ( 2,447,470)      ( 1,471,901)

Common stock issued in January,
 1990 for production and
 uplinking services valued
 at $10,000 ($2.00 per share)       5,000          5        -           -           9,995          -              10,000

Common stock issued in January,
 1990 for design and
 software programs valued at
 $30,000 ($4.00 per share)          7,500          7        -           -          29,993          -              30,000

Common stock issued in January,
 1990 for telecommunication and
 layout services rendered valued
 at $50,000 ($2.00 per share)      25,000         25        -           -          49,975          -              50,000

Common stock issued in June,
 1990 for production services
 valued at $50,000 ($5.00 per
 share)                            10,000         10        -           -          49,990          -              50,000

Common stock sold in June,
 1990 for cash of $3,750
 ($5.00 per share)                    750          1        -           -           3,749          -               3,750

Common stock issued in November,
 1990 as repayment of debt
 owed to CEO valued at $300,000
 ($0.60 per share)                500,000        500        -           -         299,500          -             300,000

Common stock issued in November,
 1990 for receivables of
 $468,000, later deemed to
 have no value ($4.68 per
 share reduced to -0-)            100,000        100        -           -     (       100)         -                 -

Common stock issued in December,
 1990 to a board member for
 services rendered valued at
 $25,000 ($5.00 per share)          5,000          5        -           -          24,995          -              25,000

Common stock issued in December,
 1990 to a board member for
 services rendered valued at
 $25,000 ($5.00 per share)          5,000          5        -           -          24,995          -              25,000

Net income, 1990                      -          -          -           -             -      2,511,101         2,511,101
                                ---------   --------  ---------  ----------    ----------   ----------        ----------

Balance December 31, 1990       1,184,856      1,185        -           -       1,468,134       63,631         1,532,950

Common stock issued in October,
 1991 as repayment of debt
 owed to CEO valued at
 $500,000 ($1.00 per share)       500,000        500        -           -         499,500          -             500,000

Common stock issued in November,
 1991 to CEO for various
 trademarks, shows, computer
 programs and bingo game
 inventory, valued at
 $1,405,200 ($3.00 per share)     468,400        468        -           -       1,404,732          -           1,405,200

Net loss, 1991                        -          -          -           -             -    ( 2,315,058)       (2,315,058)
                                ---------   --------  ---------  ----------    ----------   ----------         ---------

Balance December 31, 1991       2,153,256      2,153        -           -       3,372,366  ( 2,251,427)        1,123,092

Common stock issued in January,
 1992 for marketing services
 valued at $9,000 ($0.60 per
 share)                           15,000         15         -           -           8,985          -               9,000

                                   (Continued)

                       FORM 10-SB DATED JANUARY 8, 1997, PAGE 71

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                         SHAREHOLDERS' EQUITY (DEFICIT)
           FROM INCEPTION, JANUARY 10, 1986, THROUGH DECEMBER 31, 1995
                                   (CONTINUED)


                                                                                              DEFICIT
                                    COMMON STOCK        PREFERRED STOCK                     ACCUMULATED
                                --------------------  --------------------     ADDITIONAL     DURING           TOTAL
                                 NUMBER                NUMBER                   PAID-IN     DEVELOPMENT    SHAREHOLDERS'
                                OF SHARES    AMOUNT   OF SHARES    AMOUNT       CAPITAL        STAGE      EQUITY (DEFICIT)
                                ---------   --------  ---------  ---------     ----------   -----------   ----------------
Common stock issued in January,
 1992 for clerical services
 valued at $10,000 ($2.00
 per share)                         5,000   $      5        -    $      -      $    9,995   $      -          $   10,000

Common stock issued in January,
 1992 for services provided
 by board member valued at
 $10,000 ($2.00 per share)          5,000          5        -           -           9,995          -              10,000

Common stock issued in January,
 1992 for services provided
 by board member valued at
 $10,000 ($2.00 per share)          5,000          5        -           -           9,995          -              10,000

Common stock issued in January,
 1992 for payment of interest
 due on notes to three
 individuals, valued at
 $9,900 ($0.57 per share)          17,500         18        -           -           9,882          -               9,900

Common stock sold in August,
 1992 for cash of $25,000
 ($0.75 per share)                 33,333         33        -           -          24,967          -              25,000

Net loss, 1992                        -          -          -           -             -    (   493,057)       (  493,057)
                                ---------   --------  ---------  ----------    ----------   ----------         ---------

Balance December 31, 1992       2,234,089      2,234        -           -       3,446,185  ( 2,744,484)          703,935

Fractional shares issued in
 connection with reverse
 stock split                          100        -          -           -             -            -                 -

Common stock issued in March,
 1993 for bonds - bonds were
 unable to be issued, stock
 was canceled in 1994 - no
 valued has been assigned         650,000        650        -           -     (       650)         -                 -

Common stock issued in March,
 1993 for consulting agreement;
 350,000 shares originally
 issued, 200,000 shares
 canceled; no value assigned      150,000        150        -           -     (       150)         -                 -

Common stock issued in April,
 1993 for consulting agreement
 and $40,000 in cash; no value
 assigned to the consulting
 agreement ($0.40 per share)      100,000        100        -           -          39,900          -              40,000

Common stock issued in July,
 1993 for consulting agreement,
 no value assigned                650,000        650        -           -     (       650)         -                 -

Common stock issued in August,
 1993 for consulting agreement,
 no value assigned                100,000        100        -           -     (       100)         -                 -

Common stock issued in August,
 1993 to CEO for repayment
 of various debts valued at
 $37,500 ($0.19 per share)        200,000        200        -           -          37,300          -              37,500

Common stock issued in October,
 1993 for consulting services,
 no value assigned                  1,250          1        -           -     (         1)         -                 -

Common stock issued in November,
 1993 for commitments to raise
 $400,000 but such funds were
 never received; company has
 not yet canceled certificates,
 but restricted such
 certificates until the matter
 is resolved; no value has been
 assigned in that management
 anticipates ultimate
 cancellation of the
 certificates                      200,000        200        -           -     (       200)         -                 -


                                   (Continued)

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 72

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                         SHAREHOLDERS' EQUITY (DEFICIT)
           FROM INCEPTION, JANUARY 10, 1986, THROUGH DECEMBER 31, 1995
                                   (CONTINUED)


                                                                                             DEFICIT
                                    COMMON STOCK        PREFERRED STOCK                     ACCUMULATED
                                --------------------  ---------------------    ADDITIONAL     DURING          TOTAL
                                 NUMBER                NUMBER                   PAID-IN     DEVELOPMENT    SHAREHOLDERS'
                                OF SHARES    AMOUNT   OF SHARES    AMOUNT       CAPITAL        STAGE      EQUITY (DEFICIT)
                                ---------   --------  ---------  ----------    ----------   -----------   ----------------
Common stock issued in December,
 1993 for consulting agreement;
 stock canceled in 1994 due
 to nonperformance; no value
 assigned                       1,000,000   $  1,000        -    $      -     ($    1,000)  $      -           $     -

Net loss, 1993                        -          -          -           -             -    (   338,530)       (  338,530)
                                ---------   --------  ---------  ----------    ----------   ----------         ---------

Balance December 31, 1993       5,285,439      5,285        -           -       3,520,634  ( 3,083,014)          442,905

Common stock issued in March,
 1993 for bonds - bonds were
 unable to be issued, stock
 was canceled in 1994          (  650,000) ($    650)       -           -             650          -                 -

Common stock issued in
 January, 1994 for consulting
 agreement and computer
 equipment with a book value
 of $91,669; no value has
 been assigned to the
 consulting agreement;
 total value of $91,669
 ($0.09 per share)              1,000,000      1,000        -           -          90,669          -              91,669

Common stock issued in
 December, 1993 for consulting
 agreement; stock canceled in
 July 1994 due to
 nonperformance; no value
 assigned in 1993              (1,000,000) (   1,000)       -           -           1,000          -                 -

Common stock issued in
 November, 1994 for
 consulting agreement,
 no value assigned                500,000        500        -           -     (       500)         -                 -

Preferred stock issued in
 December, 1994 for land
 valued at $250,000; building
 valued at $6,250,000; and
 equipment valued at $900,000;
 total value of $7,400,000
 ($4.93 per share)                    -          -    1,500,000   7,500,000    (   100,000)         -           7,400,000

Preferred stock issued in
 December 1994 to individual
 to settle debts of
 approximately $25,000
 ($5.00 per share)                    -         -        5,000      25,000            -            -              25,000

Net loss, 1994                        -         -          -           -              -    (   319,575)      (   319,575)
                                ---------   -------  ---------  ----------     ----------   ----------        ----------

Balance December 31, 1994       5,135,439   $ 5,135  1,505,000  $7,525,000     $3,512,453  ($3,402,589)       $7,639,999

Common stock issued in January,
  1995 for accounting services
  valued at $100
  ($0.001 per share)              100,000       100        -           -              -            -                 100

Preferred stock issued in
 March, 1995, for cash               -          -       33,000     165,000            -            -             165,000
 common stock issued in May,
 1995 for legal services
 valued at $50,000
 ($0.50 per share)                100,000       100        -           -           49,900          -              50,000

Preferred stock issued in
 June, 1995, to principal
 shareholder as settlement
 for $450,000 owed to said
 shareholder, valued at
 $450,000 ($5.00 per share)           -         -       90,000     450,000            -            -             450,000

Common stock issued in
  August, 1995 for
  legal services valued
  at $10,000 ($1.00 per share)     10,000         10        -          -            9,990          -              10,000

                                   (Continued)

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 73

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                         SHAREHOLDERS' EQUITY (DEFICIT)
           FROM INCEPTION, JANUARY 10, 1986, THROUGH DECEMBER 31, 1995
                                   (CONTINUED)


                                                                                             DEFICIT
                                   COMMON STOCK         PREFERRED STOCK                    ACCUMULATED
                                -------------------  ---------------------    ADDITIONAL     DURING          TOTAL
                                 NUMBER               NUMBER                   PAID-IN     DEVELOPMENT    SHAREHOLDERS'
                                OF SHARES    AMOUNT  OF SHARES    AMOUNT       CAPITAL       STAGE       EQUITY (DEFICIT)
                                ---------   -------  ---------  ----------    ----------   -----------   ----------------
Preferred stock issued in
 October, 1995 as an
 inducement to an individual
 to arrange for $250,000 to
 be loaned to the company by
 a trust controlled by the
 individual, value of
 $200,000 ($5.00 per share)           -         -       40,000     200,000           -            -             200,000

Net loss, 1995                        -         -          -           -             -    (   769,232)      (   769,232)
                                ---------   -------  ---------  ----------    ----------   ----------        ----------

Balance December 31, 1995       5,345,439   $ 5,345  1,668,000  $8,340,000    $3,572,343  ($4,171,821)       $7,745,867
                                =========   =======  =========  ==========    ==========   ==========        ==========

          See accompanying notes to consolidated financial statements.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 74

                        SBI COMMUNICATIONS, INC.
                      (A DEVELOPMENT STAGE COMPANY)
                  CONSOLIDATED STATEMENTS OF CASH FLOWS
                    FOR THE YEARS ENDED DECEMBER 31,
                                                                                   JAN. 10, 1986
                                                                                     THROUGH
                                                                                   DECEMBER 31,
                                                         1995          1994            1995
                                                      ----------    ----------     -------------
Cash flows from operating activities:

  Net (loss)                                          ($769,232)    ($319,575)     ($4,171,821)
  adjustments to reconcile net loss
    to cash provided from operations:
      Depreciation and amortization                     538,776       275,460        1,424,495
      Stock issued for services                         180,100           -          1,850,438
      Stock issued for financing costs                  200,000           -            200,000
      Increase in debt for
        services performed                            ( 120,000)          -                -
      Change in accounts receivable                   ( 524,864)          -          ( 524,864)
      Change in game inventories                         14,712           -             14,712
      Change in accounts payable                          4,580        49,158           53,738
      Change in accrued expenses                        125,729           -            125,729
      Loss on write-off of marketable
        securities                                          -             -              2,000
      Loss on disposal of assets                            -             -              2,440
      Write-off of production costs                         -             -            236,138
      Loss on equity interest in
       joint venture                                        -             -            880,827
                                                        --------     --------       ----------
       Cash provided (used) by
          operating activities                         ( 350,199)       5,043           93,832
                                                        --------     --------       ----------

Cash flows from investing activities:
  Organization costs incurred                                -            -             (  758)
  Investment in marketable securities                        -            -            ( 2,000)
  Payment for production costs                               -            -           (236,567)
  Investment in joint venture                                -            -          ( 880,827)
  Effect of business capitalization                          -            -            ( 9,853)
  Purchase of property and equipment                   ( 105,363)         -          ( 186,628)
                                                        --------     --------       ----------
       Cash provided (used) by
         investing activities                          ( 105,363)         -        ( 1,316,633)
                                                        --------     --------       ----------

Cash flows from financing activities:
  Loans from shareholders/affiliates                     250,000       56,564          724,803
  Repayments on loans from
    shareholders                                         ( 6,777)     ( 5,000)        ( 78,147)
  Proceeds from issuance of
    common stock                                         165,000          -            587,734
                                                        --------     --------       ----------
       Cash provided by
         financing activities                            408,223       51,564        1,234,390
                                                        --------     --------       ----------

Net increase (decrease) in cash                          (47,339)      56,607           11,589
cash at beginning of period                               58,928        2,321              -
                                                        --------     --------       ----------
Cash at end of period                                   $ 11,589     $ 58,928       $   11,589
                                                        ========     ========       ==========

Supplemental information:
  Income taxes paid                                     $    -       $    -         $      -
                                                        ========     ========       ==========
  Interest paid                                         $    -       $    -         $   66,400
                                                        ========     ========       ==========

Non-cash transactions for 1995 and 1994 included the following:

  During 1995, legal and accounting fees valued at $60,100 were paid for by the issuance of 210,000 shares of common stock; $450,000 of loans payable to shareholders were repaid through the issuance of 90,000 shares of preferred stock; and $200,000 of finance charges relating to loan inducement fees were paid for by the issuance of 40,000 shares of preferred stock.

  During 1994, property and equipment valued at $7,491,669 was acquired through the issuance of 1,500,000 shares of preferred stock; and $25,000 of loans payable to shareholders were repaid through the issuance of 5,000 shares of preferred stock.

          See accompanying notes to consolidated financial statements.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 75

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1995 AND 1994


   NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The major accounting policies of SBI Communications, Inc. are summarized below to assist the reader in reviewing the Company's financial statements.

      ORGANIZATION

      SBI Communications, Inc. (the "Company"), was originally organized in the State of Utah on September 23, 1983, under the corporate name of Alpine Survival Products, Inc. Its name was subsequently changed to Justin Land and Development, Inc. during October, 1984, and then to Supermin, Inc. on November 20, 1985. On September 29, 1986, Satellite Bingo, Inc. was the surviving corporate entity in a statutory merger with Supermin, Inc., a Utah corporation. In connection with the above merger, the former shareholders of Satellite Bingo, Inc. acquired control of the merged entity and changed the corporate name to Satellite Bingo, Inc. Through shareholder approval dated March 10, 1988, the name was changed to its current name of SBI Communications, Inc.

      DEVELOPMENT STAGE COMPANY

      The Company plans to provide an interactive, satellite cable bingo game show and other similar telecommunication products or services to television viewers. Since principal operations have not commenced, and since only insignificant revenues have been generated, the Company is considered to be a development stage company. Statement of Financial Accounting Standards Number 7 establishes the accounting principles governing development stage companies.

      PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Satellite Bingo, Inc., a Georgia corporation, which currently is inactive with no assets or liabilities. Intercompany transactions and balances have been eliminated in consolidation.

      ESTIMATES AND ASSUMPTIONS

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 76

      PROPERTY AND EQUIPMENT

      Property and equipment are stated at cost. Expenditures for maintenance and repairs which do not improve or extend the life of an asset are charged to expense as incurred. Major renewals and betterments are charged to the property accounts. Upon retirement or sale of an asset, its cost and related accumulated depreciation or amortization are removed from the property accounts, and any gain or loss is recorded as income or expense. Depreciation is provided using straight-line methods for financial reporting.

      TRADEMARKS, SHOWS AND COMPUTER PROGRAMS

      Trademarks, shows and computer programs are intangible assets acquired through the issuance of stock. Such assets are being amortized on a straight-line basis over sixty (60) months. The five-year life is a subjective estimate that was derived after considering such factors as consumer demand, competition, expected actions of competitors, effect of obsolescence, etc. The estimated useful life of any unamortized cost will be reevaluated upon completion of the Company's development stage.

      INCOME TAXES

      The Company provides for income taxes in accordance with Statement of Financial Accounting Standards No. 109, which requires the use of the asset and liability method and recognizes deferred income taxes for the consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The Company has no significant "temporary differences". Deferred tax assets also may be recorded for the future benefits of operating loss carryforwards if such benefits are not deemed "more likely than not" to be realized. The effect on deferred taxes for a change in tax rates is recognized in income or expense in the period that includes the enactment date.

      STATEMENTS OF CASH FLOWS

      For the purposes of the statements of cash flows, the Company considers cash and highly liquid investments purchased with a maturity of three months or less to be cash equivalents.


   NOTE 2 - RELATED PARTY TRANSACTIONS

   During 1994 and for several other prior years, the Company's principal shareholder, who also serves as Chief Executive Officer (CEO), personally funded the majority of the Company's operations. All amounts owed to the shareholder, including amounts originally evidenced by interest bearing notes, were converted to non-interest bearing advances effective January 1, 1993. The majority of these advances were repaid in 1995 through the issuance of 90,000 shares of preferred stock. During 1995, the Company accrued salaries payable to the Company's principal shareholder totalling $120,000. All amounts owed to the shareholder are payable on demand. During 1994, the Company received advances from this shareholder of

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 77

   $56,564, and made repayments to the shareholder of $5,000. As of December 31, 1994, the Company owed $460,933 to this shareholder. During 1995, the Company made repayments (on a net basis) to the shareholder (exclusive of the preferred stock transaction described above) of $6,777. As of December 31, 1995, the Company owed $4,156 to this shareholder.

   In addition to the above, the Company previously owed $25,000 in the form of an interest bearing note payable to another shareholder. This note, along with related accrued interest, was settled through the issuance of 5,000 shares of preferred stock valued at $25,000 to the shareholder during 1994. In October, 1995, the Company advanced $25,000 to a shareholder to be repaid upon demand with interest at prevailing market rates.

   In October, 1995, the Company borrowed $250,000 from a trust managed by a shareholder, in the form of a mortgage note. The note is payable in full on October 15, 1996, with interest payable quarterly at prime plus 3%, secured by all corporate property up to $1,000,000 in value. The holder has the right to convert the mortgage note to common stock at a price of $3 per share. This coversion privilege expires on July 15, 1996. Interest expense related to this note totalled $5,729 for the year ended December 31, 1995. As an inducement to consummate this transaction, the Company issued 40,000 shares of preferred stock to the individual. This stock has been valued at $200,000 in these financial statements, with the Company recording a corresponding amount as finance charges expense for the year ended December 31, 1995.


   NOTE 3 - PROPERTY AND EQUIPMENT

   Property and equipment are summarized as follows at December 31:

                           ESTIMATED
                          USEFUL LIFE      1995         1994
                         ------------   ----------   ----------

      Land                              $  250,000   $  250,000
      Building               40 years    6,250,000    6,250,000
      Vehicles                5 years       10,920          -
      Furniture and
        equipment        5 to 7 years    1,087,384      992,941
                                        ----------   ----------
                                         7,598,304    7,492,941
      Less accumulated
        depreciation                       282,085        9,440
                                        ----------   ----------
                                        $7,316,219   $7,483,501
                                        ==========   ==========

   Depreciation expense totalled approximatley $273,000 and $9,000 for the years ended December 31, 1995 and 1994, respectively.

   NOTE 4 - OTHER ASSETS

   Other assets are summarized as follows at December 31:

                                            1995        1994
                                         ----------  ----------
   Trademarks:
      Original cost                      $  500,000  $  500,000
      Less accumulated amortization         400,000     300,000
                                         ----------  ----------
                                         $  100,000  $  200,000
                                         ==========  ==========

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 78

   Shows and computer programs:
      Original cost                      $  829,800  $  829,800
      Less accumulated amortization         663,840     497,880
                                         ----------  ----------
                                         $  165,960  $  331,920
                                         ==========  ==========
   Game inventory:
      Original cost                      $   75,400  $   75,400
      Less amounts used in operations        14 712         -
                                         ----------  --------
                                         $   60,688  $   75,400
                                         ==========  ==========
   Organization costs:
      Original cost                      $      758  $      758
      Less accumulated amortization             588         417
                                         ----------  ----------
                                         $      170  $      341
                                         ==========  ==========

   Game inventory is expensed as used. All other assets listed above are being amortized over sixty (60) months. Amortization expense totalled approximately $266,000 for each of the years ended December 31, 1995 and 1994.


   NOTE 5 - COMMON AND PREFERRED STOCK ACTIVITY

   On January 1, 1993, the Company executed a plan of merger that effectively changed the Company from a Utah corporation to a Delaware corporation. This merger also resulted in a reverse stock split of one (1) share of the Delaware corporation for each twenty (20) shares of the Utah corporation. The common stock of the Company has been retroactively restated from its initial year to account for this reverse stock split.

   The Delaware corporation is authorized to issue up to 40,000,000 shares of common stock with a par value of $.001 per share, and 10,000,000 shares of preferred stock with a par value of $5.00 per share. The preferred stock may be issued from time to time in one or more series, the shares of each series to have such voting powers, dividend rates, designations, preferences, and other characteristics as adopted by the Board of Directors. Preferred stock issued during 1994 and 1995 consisted of one series (series A), having a liquidation preference of $5.00 per share, paying no dividend, and convertible into common stock upon demand, at a conversion rate that would transfer shares of common stock worth an amount equal to the par value of the preferred stock based upon the market value of the common stock at the date of conversion.

   The Company's income (loss) per share was calculated using 5,306,754, 4,743,658, and 1,745,221 weighted average shares outstanding for the year ended December 31, 1995, the year ended December 31, 1994, and for the period from inception to December 31, 1995, respectively. These amounts were determined based upon retroactive restatement for the 1 for 20 reverse stock split occuring in 1993, Although the preferred stock issued in 1995 and 1994 is a common stock equivalent, with a coversion rate of approximately 10 shares of common stock (based upon an approximate market price for common stock of $0.50 at December 31, 1995) for each share of preferred stock as of the date the preferred stock was issued, preferred stock conversion has not been included in the calculation of earnings per share in that to do so would be anti-dilutive.

   A Number of non-cash transactions involving the issuance of common stock of the Company (with related as well as unrelated parties) as

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 79 shown in the statement of stockholders' equity are recorded based on the estimated fair value of the consideration received (the asset received or debt retired) regardless of the number of common shares issued in such transactions. The Company's common stock did not have a readily determinable market value at the time of the transactions.

   NOTE 6 - INCOME TAXES

   Deferred income tax assets and liabilities are summarized as follows at December 31:
                                           1995         1994
                                        ----------   ----------
      Deferred tax assets
        attributable to operating
        loss carryforwards              $1,540,000   $1,300,000
      Valuation allowance due to
        uncertainty surrounding
        realization of operating
        loss carryforwards             ( 1,540,000) ( 1,300,000)
      Deferred tax liabilities                 -            -
                                        ----------   ----------
           Total deferred taxes         $      -     $      -
                                        ==========   ==========

   The Company has available at December 31, 1995, unused operating loss carryforwards, which may be applied against future taxable income, that expire as follows:

               AMOUNT OF UNUSED OPERATING         EXPIRATION DURING
                   LOSS CARRYFORWARDS          YEAR ENDED DECEMBER 31,
               --------------------------      -----------------------

                     $  200,000                          2001
                        550,000                          2002
                      1,200,000                          2003
                        300,000                          2004
                        490,000                          2007
                        340,000                          2008
                        320,000                          2009
                        650,000                          2010
                     ----------
                     $4,050,000
                     ==========


   NOTE 7 - COMMITMENTS, RISKS AND CONTINGENCIES

   The Company manages for various charities a bingo hall in Piedmont, Alabama. Rents and administrative fees charged to charities are unsecured, and generally are paid only as revenues from the bingo games produce sufficient profit to allow the charities to make payments. Rents receivable at December 31, 1995, are concentrated with only two charities. Management has estimated the amount of such receivables that are collectible based upon their knowledge of the financial condition of the charities and the history of the profitability of bingo games. It is reasonably possible that management's estimate of the amount of such receivables that are collectible could change in the near future.

   The Company is also in the process of developing bingo productions to be broadcast by satellite into homes of viewers throughout the United States, and has entered into various licensing agreements to provide, for fees and royalties, certain software and methods involving bingo game production and operation. These agreements cover territories in California, Brazil, Greece, Hong Kong, and United States Indian Reservations/Military Bases/Charity Bingo

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 80

   Parlors. None of the above territories have significant bingo operations that are generating fees or royalties for the Company at this time. Should local, state, federal or foreign country laws change regarding bingo in these areas, such changes could have a material impact on the ability of the Company to generate future revenues.

   As reflected in the statement of changes in stockholders' equity, the Company has a history of issuing common stock for services difficult to value, or yet to be provided. Approximately 4,600,000 (or 86%) of the common stock outstanding at December 31, 1995, is restricted in some fashion as a result of the above transactions. Furthermore, the Company has in prior years canceled common stock certificates due to non-performance of the third parties involved in certain of the above transactions. Although no party to such transactions has yet instigated litigation involving the Company for cancellation or restriction of related shares, due to the volume of such transactions, litigation relating to such activity remains a possibility. Management feels all actions it has taken to cancel or restrict common stock are with merit, and does not anticipate any material loss being incurred by the Company relating to future resolution of these matters.

   The Company has an employment agreement with Mr. Ron Foster, shareholder and president, which expires on December 31, 2001. Under the agreement, Mr. Foster is entitled to $120,000 in minimum annual salary, cash bonuses of the lesser of 10% of revenues or 5% of pre-tax profits, and stock bonuses equivalent to 10% of pre-tax profits before depreciation.

   NOTE 8 - FAIR MARKET VALUE OF FINANCIAL INSTRUMENTS

   The Company's accounts receivable are principally with two charities for unpaid rents. The collectibility of these receivables is contingent on the ability of the charities to generate sufficient profits from future bingo games, and/or other sources. Due to the nature of these receivables, their fair market value is not subject to reasonable estimation. Management feels that their fair market value approximates their recorded book value. The fair market value of all other financial instruments is estimated to approximate their carrying value in that their nature and terms are consistent with similar instruments in the market place at this time.

   The Company sold stock to a production company in California several years ago. As a result of the sale, the production company was to provide approximately $400,000 of production facility time and services at no additional charge. No value has been recorded for such services provided and to be provided in that their market value is not subject to reasonable estimation and that realization of future services is not assured.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 81

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)

                        CONSOLIDATED FINANCIAL STATEMENTS
                             AND ACCOUNTANTS' REPORT

                           SEPTEMBER 30, 1996 AND 1995


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 82

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors of
SBI Communications, Inc.
Piedmont, Alabama


We have compiled the accompanying consolidated balance sheet of SBI Communications, Inc., a development stage company, as of September 30, 1996, and the related consolidated statements of income (loss) for the three months and nine months ended September 30, 1996 and 1995, the statement of changes in stockholders' equity through September 30, 1996, and the statements of cash flows for the nine months ended September 30, 1996 and 1995, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants.

A compilation is limited to presenting in the form of financial statements information that is the representation of management. We have not audited or reviewed the above described consolidated financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

Management has elected to omit substantial disclosures required by generally accepted accounting principles. If the omitted disclosures were included in the consolidated financial statements, they might influence the user's conclusions about the Company's financial position, results of operations,and cash flows. Accordingly, these financial statements are not designed for those who are not informed about such matters.

The accompanying consolidated balance sheet as of December 31, 1995, was compiled by us from financial statements that did not omit substantial disclosures required by generally accepted accounting principles and that we previously audited by other accountants as indicated in their report dated March 28, 1996. Such report expressed an unqualified opinion on the consolidated balance as of December 31, 1995.




November 12, 1996
Charlotte, North Carolina

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 83

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                           CONSOLIDATED BALANCE SHEETS

                                                                                SEPTEMBER 30,         DECEMBER
                                                                                    1996              31, 1995
                                                                                -------------         --------
                                                                                           (UNAUDITED)
                                                                                           -----------
                                     ASSETS
Current assets:
  Cash                                                                                              $   13,053
  $   11,589
  Accounts receivable, net of allowance
    for doubtful accounts of $500,000 at
    September 30, 1996 and $462,500 at
    December 31, 1995                                                               463,038            499,864
  Notes receivable from shareholders                                                 33,200             25,000
                                                                                 ----------         ----------
                                                                                    509,291            536,453
Property and equipment, less accumulated
  depreciation                                                                    7,142,799          7,316,219

Other assets:
  Deferred loan costs                                                                64,424                -
  Trademarks, net                                                                    25,000            100,000
  Shows and computer programs, net                                                   41,490            165,960
  Game inventory                                                                        -               60,688
  Organization costs                                                                     43                170
                                                                                 ----------         ----------
                                                                                 $7,783,047         $8,179,490
                                                                                 ==========         ==========

                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Mortgage note payable - current portion                                        $    5,672         $      -
  Note payable to a trust managed by
    a shareholder                                                                   250,000            250,000
  Accounts payable                                                                   41,747             53,738
  Accrued wages due to principal
    shareholder                                                                     210,000            120,000
  Advances due to principal shareholder                                               4,753              4,156
  Accrued interest                                                                    4,950              5,729
                                                                                 ----------         ----------
                                                                                    517,122            433,623
                                                                                 ----------         ----------

Mortgage note payable                                                               241,775                -
                                                                                 ----------         ----------

Shareholders' equity:
  Preferred stock, par value $5.00; 10,000,000 shares authorized; 1,668,000 shares issued and outstanding at September 30, 1996 and
    December 31, 1995, respectively                                               8,340,000          8,340,000
  Preferred stock subscribed                                                         25,000                -
  Common stock, par value $.001; 40,000,000 shares authorized; 5,345,439 shares issued and outstanding at September 30, 1996 and
    December 31, 1995, respectively                                                   5,345              5,345
  Paid-in capital                                                                 3,567,343          3,572,343
  Deficit accumulated during the development
    stage                                                                       ( 4,913,538)       ( 4,171,821)
                                                                                 ----------         ----------
      Total shareholders' equity                                                  7,024,150          7,745,867
                                                                                 ----------         ----------
                                                                                 $7,783,047         $8,179,490
                                                                                 ==========         ==========


           See accompanying notes to consolidated financial statements and accountants compilation report.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 84

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)



                                            THREE MONTHS ENDED              NINE MONTHS ENDED             INCEPTION
                                               SEPTEMBER 30,                   SEPTEMBER 30,               THROUGH
                                               (UNAUDITED)                      (UNAUDITED)             SEPTEMBER 30,
                                       -------------------------       --------------------------           1996
                                         1996             1995            1996            1995           (UNAUDITED)
                                       ---------       ---------       ----------       ---------       ------------
Revenues:
    Licenses and royalties             $    --         $    --         $     --              --         $   641,642
    Bingo hall rent                       77,000         148,790          277,000         298,790           811,593
    Bingo hall operations                 12,754          13,888           12,754          13,888           105,804
    Interest income                          343            --                617              32             1,718
    Other income                            --              --               --              --             235,754
                                       ---------       ---------       ----------       ---------       -----------

        Gross revenues                    90,097         162,678          290,371         312,710         1,796,511
                                       ---------       ---------       ----------       ---------       -----------

Expenses:
    Production costs                       1,813            --             10,011            --             316,696
    Bingo hall operations                 11,105            --             11,105            --              11,105
    General and administrative ..        249,687          83,497          430,251         225,965         2,338,085
    Salaries and related expenses         38,152          38,263          115,012         104,263           978,672
    Depreciation and amortization        137,107         156,951          411,081         403,449         1,835,406
    Interest expense and finance
        charges                           27,717            --             54,628             193           349,258
    Losses from equity interest
        in joint venture                    --              --               --              --             880,827
                                       ---------       ---------       ----------       ---------       -----------


        Total expenses                   465,581         278,711        1,032,088         733,870         6,710,049
                                       ---------       ---------       ----------       ---------       -----------

Income (loss) from operations          ($375,484)      ($116,033)      ($ 741,717)      ($421,160)      ($4,913,538)
                                       =========       =========       ==========       =========       ===========


Income (loss) per share                ($   0.07)      ($    .02)      ($    0.14)      ($    .08)      ($     2.30)
                                       =========       =========       ==========       =========       ===========

           See accompanying notes to consolidated financial statements and accountants compilation report.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 85

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                         SHAREHOLDERS' EQUITY (DEFICIT)
          FROM INCEPTION, JANUARY 10, 1986, THROUGH SEPTEMBER 30, 1996

                                                                                             DEFICIT
                                    COMMON STOCK        PREFERRED STOCK                     ACCUMULATED
                               ---------------------  ---------------------    ADDITIONAL     DURING          TOTAL
                                 NUMBER                NUMBER                   PAID-IN     DEVELOPMENT   SHAREHOLDERS'
                                OF SHARES    AMOUNT   OF SHARES     AMOUNT       CAPITAL        STAGE     EQUITY (DEFICIT)
                               ----------   --------  ---------   ---------   ------------  -----------  ----------------
Initial common stock sold
 in January, 1986 for
 cash of $500                   4,000,000   $  4,000        -     $     -     ($    3,500)   $     -        $      500

Recapitalization as a
  business combination          3,300,000      3,300        -           -         (13,153)         -            (9,853)

Forgiveness of debt                   -          -          -           -         246,370          -           246,370

Retroactive adjustment for
  1 for 20 reverse stock
  split occurring in 1993      (6,935,000)   (6,935)        -           -           6,935          -               -

Net loss, 1986                        -          -          -           -             -       (204,663)       (204,663)
                                ---------   --------  ---------  ----------    ----------   ----------      ----------

Balance, December 31, 1986        365,000        365        -           -         236,652     (204,663)         32,354

Common stock sold for cash
  of $25,809 in August, 1987
  ($12.90 per share)                2,000          2        -           -          25,807          -            25,809

Common stock sold for cash
  of $71,691 in August, 1987
  ($14.06 per share)                5,100          5        -           -          71,686          -            71,691

Common stock issued in August,
  1987 for rent concessions
  and other assets valued
  at $71,750 ($7.18 per share)     10,000         10        -           -          71,740          -            71,750

Common stock sold for cash
  of $41,000 in October, 1987
  ($10.00 per share)                4,100          4        -           -          40,996          -            41,000

Common stock sold for cash
  of $5,000 in November, 1987
  ($10.00 per share)                  500          1        -           -           4,999          -             5,000

Net loss, 1987                        -          -          -           -             -       (544,026)       (544,026)
                                ---------   --------  ---------  ----------    ----------   ----------      ----------

Balance December 31, 1987         386,700        387        -           -         451,880     (748,689)       (296,422)

Common stock sold for cash
  of $100,000 in January, 1988
  ($2.00 per share)                50,000         50        -           -          99,950          -           100,000

Common stock issued in April,
  1988 for services rendered
  valued at $34,716 ($5.00 per
  share)                            6,943          7        -           -          34,709          -            34,716

Common stock issued in June,
  1988 for cash of $86,546
  ($4.69 per share)                18,463         18        -           -          86,528          -            86,546

Common stock issued in November,
  1988 for services rendered
  from June through November,
  1988, valued at $46,877
  ($4.69 per share)                10,000         10        -           -          46,867          -            46,877

Net loss, 1988                        -          -          -           -             -    ( 1,206,824)    ( 1,206,824)
                                ---------   --------  ---------  ----------    ----------   ----------      ----------

Balance December 31, 1988         472,106        472        -           -         719,934  ( 1,955,513)    ( 1,235,107)

Common stock issued in January,
  1989 for cash of $23,438
  ($4.69 per share)                 5,000          5        -           -          23,433          -            23,438

                                   (Continued)

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 86

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                         SHAREHOLDERS' EQUITY (DEFICIT)
          FROM INCEPTION, JANUARY 10, 1986, THROUGH SEPTEMBER 30, 1996
                                   (CONTINUED)

                                                                                              DEFICIT
                                   COMMON STOCK         PREFERRED STOCK                     ACCUMULATED
                                --------------------  --------------------     ADDITIONAL     DURING           TOTAL
                                 NUMBER                NUMBER                   PAID-IN     DEVELOPMENT     SHAREHOLDERS'
                                OF SHARES    AMOUNT   OF SHARES    AMOUNT       CAPITAL        STAGE      EQUITY (DEFICIT)
                                ---------   --------  ---------   --------     ----------   -----------   ----------------
Common stock issued in January,
  1989 as inducement to lenders
  valued at $21,095 ($4.69
  per share)                        4,500          5        -           -          21,090          -              21,095

Common stock issued in June,
  1989 as repayment of debt
  valued at $70,000 ($4.67
  per share)                       15,000         15        -           -          69,985          -              70,000

Common stock issued in June,
  1989 for legal services from
  February through June,
  1989, valued at $140,630
  ($4.69 per share)                30,000   $     30        -    $      -      $  140,600   $      -          $  140,630

Net loss, 1989                        -          -          -           -             -    (   491,957)      (   491,957)
                                ---------   --------  ---------  ----------    ----------   ----------        ----------

Balance December 31, 1989         526,606        527        -           -         975,042  ( 2,447,470)      ( 1,471,901)

Common stock issued in January,
  1990 for production and
  uplinking services valued
  at $10,000 ($2.00 per share)      5,000          5        -           -           9,995          -              10,000

Common stock issued in January,
  1990 for design and
  software programs valued at
  $30,000 ($4.00 per share)         7,500          7        -           -          29,993          -              30,000

Common stock issued in January,
  1990 for telecommunication
  and layout services rendered
  valued at $50,000 ($2.00 per
  share)                           25,000         25        -           -          49,975          -              50,000

Common stock issued in June,
  1990 for production services
  valued at $50,000 ($5.00 per
  share)                           10,000         10        -           -          49,990          -              50,000

Common stock sold in June,
  1990 for cash of $3,750
  ($5.00 per share)                   750          1        -           -           3,749          -               3,750

Common stock issued in November,
  1990 as repayment of debt
  owed to CEO valued at $300,000
  ($0.60 per share)               500,000        500        -           -         299,500          -             300,000

Common stock issued in November,
  1990 for receivables of
  $468,000, later deemed to have
  no value ($4.68 per share
  reduced to -0-)                 100,000        100        -           -     (       100)         -                 -

Common stock issued in December,
  1990 to a board member for
  services rendered valued at
  $25,000 ($5.00 per share)         5,000          5        -           -          24,995          -              25,000


                                   (Continued)

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 87

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                         SHAREHOLDERS' EQUITY (DEFICIT)
          FROM INCEPTION, JANUARY 10, 1986, THROUGH SEPTEMBER 30, 1996
                                   (CONTINUED)

                                                                                             DEFICIT
                                      COMMON STOCK        PREFERRED STOCK                  ACCUMULATED
                                --------------------  ---------------------    ADDITIONAL     DURING           TOTAL
                                   NUMBER                NUMBER                  PAID-IN   DEVELOPMENT     SHAREHOLDERS'
                                 OF SHARES   AMOUNT   OF SHARES     AMOUNT       CAPITAL      STAGE       EQUITY (DEFICIT)
                                ---------   --------  ---------   ---------    ----------  -----------    ----------------
Common stock issued in December,
  1990 to a board member for
  services rendered valued at
  $25,000 ($5.00 per share)         5,000          5        -           -          24,995          -            25,000

Net income, 1990                      -          -          -           -             -      2,511,101       2,511,101
                                ---------   --------  ---------  ----------    ----------   ----------      ----------

Balance December 31, 1990       1,184,856      1,185        -           -       1,468,134       63,631       1,532,950

Common stock issued in October,
  1991 as repayment of debt
  owed to CEO valued at
  $500,000 ($1.00 per share)      500,000        500        -           -         499,500          -           500,000

Common stock issued in November,
  1991 to CEO for various
  trademarks, shows, computer
  programs and bingo game
  inventory, valued at
  $1,405,200 ($3.00 per share)    468,400        468        -           -       1,404,732          -         1,405,200

Net loss, 1991                        -          -          -           -             -    ( 2,315,058)     (2,315,058)
                                ---------   --------  ---------  ----------    ----------   ----------       ---------

Balance December 31, 1991       2,153,256      2,153        -           -       3,372,366  ( 2,251,427)      1,123,092

Common stock issued in January,
  1992 for marketing services
  valued at $9,000 ($0.60 per
  share)                           15,000         15        -           -           8,985          -             9,000

Common stock issued in January,
  1992 for clerical services
  valued at $10,000 ($2.00
  per share)                        5,000   $      5        -    $      -      $    9,995   $      -        $   10,000

Common stock issued in January,
  1992 for services provided
  by board member valued at
  $10,000 ($2.00 per share)         5,000          5        -           -           9,995          -            10,000

Common stock issued in January,
  1992 for services provided
  by board member valued at
  $10,000  ($2.00 per share)        5,000          5        -           -           9,995          -            10,000

Common stock issued in January,
  1992 for payment of interest
  due on notes to three
  individuals, valued at
  $9,900 ($0.57 per share)         17,500         18        -           -           9,882          -             9,900

Common stock sold in August,
  1992 for cash of $25,000
  ($0.75 per share)                33,333         33        -           -          24,967          -            25,000

Net loss, 1992                        -          -          -           -             -    (   493,057)     (  493,057)
                                ---------   --------  ---------  ----------    ----------   ----------       ---------

Balance December 31, 1992       2,234,089      2,234        -           -       3,446,185  ( 2,744,484)        703,935

Fractional shares issued in
  connection with reverse
  stock split                         100        -          -           -             -            -                 -


                                   (Continued)

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 88

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                         SHAREHOLDERS' EQUITY (DEFICIT)
          FROM INCEPTION, JANUARY 10, 1986, THROUGH SEPTEMBER 30, 1996
                                   (CONTINUED)

                                                                                             DEFICIT
                                    COMMON STOCK        PREFERRED STOCK                    ACCUMULATED
                                -------------------  ---------------------    ADDITIONAL      DURING           TOTAL
                                 NUMBER               NUMBER                   PAID-IN     DEVELOPMENT     SHAREHOLDERS'
                                OF SHARES    AMOUNT  OF SHARES      AMOUNT     CAPITAL        STAGE       EQUITY (DEFICIT)
                                ---------   -------  ---------      ------    ----------   -----------    ----------------
Common stock issued in March,
  1993 for bonds - bonds were
  unable to be issued, stock
  was canceled in 1994 - no
  valued has been assigned        650,000        650        -           -     (       650)         -                 -

Common stock issued in March,
  1993 for consulting
  agreement; 350,000 shares
  originally issued, 200,000
  shares canceled; no value
  assigned                        150,000        150        -           -     (       150)         -                 -

Common stock issued in April,
  1993 for consulting
  agreement and $40,000 in
  cash; no value assigned to
  the consulting agreement
  ($0.40 per share)               100,000        100        -           -          39,900          -              40,000

Common stock issued in July,
  1993 for consulting
  agreement, no value
  assigned                        650,000        650        -           -     (       650)         -                 -

Common stock issued in
  August, 1993 for
  consulting agreement, no
  value assigned                  100,000        100        -           -     (       100)         -                 -

Common stock issued in
  August, 1993 to CEO for
  repayment of various debts
  valued at $37,500 ($0.19
  per share)                      200,000        200        -           -          37,300          -              37,500

Common stock issued in
  October, 1993 for
  consulting services, no
  value assigned                    1,250          1        -           -     (         1)         -                 -

Common stock issued in
  November, 1993 for
  commitments to raise $400,000
  but such funds were never
  received; Company has not yet
  canceled certificates, but
  restricted such certificates
  until the matter is resolved;
  no value has been assigned in
  that management anticipates
  ultimate cancellation of the
  certificates                    200,000        200        -           -     (       200)         -                 -

Common stock issued in
  December, 1993 for
  consulting agreement; stock
  canceled in 1994 due to
  nonperformance; no value
  assigned                      1,000,000   $  1,000        -    $      -     ($    1,000)  $      -           $     -

Net loss, 1993                        -          -          -           -             -    (   338,530)       (  338,530)
                                ---------   --------  ---------  ----------    ----------   ----------         ---------

Balance December 31, 1993       5,285,439      5,285        -           -       3,520,634  ( 3,083,014)          442,905

Common stock issued in
  March, 1993 for bonds -
  bonds were unable to be
  issued, stock was
  canceled in 1994             (  650,000) ($    650)       -           -             650          -                 -

                                   (Continued)

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 89

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                         SHAREHOLDERS' EQUITY (DEFICIT)
          FROM INCEPTION, JANUARY 10, 1986, THROUGH SEPTEMBER 30, 1996
                                   (CONTINUED)

                                                                                              DEFICIT
                                    COMMON STOCK          PREFERRED STOCK                   ACCUMULATED
                               ---------------------   ----------------------   ADDITIONAL     DURING          TOTAL
                                 NUMBER                 NUMBER                   PAID-IN     DEVELOPMENT    SHAREHOLDERS'
                                OF SHARES    AMOUNT    OF SHARES     AMOUNT      CAPITAL        STAGE      EQUITY (DEFICIT)
                               ----------  ---------   ---------   ----------   ----------  ------------   ----------------

Common stock issued in
  January, 1994 for
  consulting agreement
  and computer equipment
  with a book value of
  $91,669; no value has been
  assigned to the consulting
  agreement; total value of
  $91,669 ($0.09 per share)     1,000,000      1,000          -           -          90,669          -            91,669

Common stock issued in
  December, 1993 for
  consulting agreement;
  stock canceled in July
  1994 due to nonperformance;
  no value assigned in 1993    (1,000,000)  (  1,000)         -           -           1,000          -               -

Common stock issued in
  November, 1994 for
  consulting agreement,
  no value assigned               500,000        500          -           -     (       500)         -               -

Preferred stock issued in
  December, 1994 for land
  valued at $250,000;
  building valued at
  $6,250,000; and equipment
  valued at $900,000; total
  value of $7,400,000 ($4.93
  per share)                          -         -      1,500,000   7,500,000    (   100,000)         -         7,400,000

Preferred stock issued in
  December 1994 to individual
  to settle debts of
  approximately $25,000
  ($5.00 per share)                   -         -          5,000      25,000            -            -            25,000

Net loss, 1994                        -         -            -           -              -    (   319,575)    (   319,575)
                                ---------   -------    ---------  ----------     ----------   ----------      ----------

Balance December 31, 1994       5,135,439     5,135    1,505,000   7,525,000      3,512,453  ( 3,402,589)      7,639,999

Common stock issued in
  January, 1995 for
  accounting services
  valued at $100
  ($0.001 per share)              100,000       100          -           -              -            -               100

Preferred stock issued in
  March, 1995, for cash               -         -         33,000     165,000            -            -           165,000

Net loss, January 1, 1995,
  to March 31, 1995                   -         -            -           -              -    (   180,176)    (   180,176)
                                ---------   -------    ---------  ----------     ----------   ----------      ----------

Balance March 31, 1995          5,235,439     5,235    1,538,000   7,690,000      3,512,453  ( 3,582,765)      7,624,923

Common stock issued in May,
  1995 for legal services
  valued at $50,000
  ($0.50 per share)               100,000       100          -           -           49,900          -            50,000

Preferred stock issued in
  June, 1995, to principal
  shareholder as settlement
  for $450,000 owed to said
  shareholder, valued at
  $450,000 ($5.00 per share)          -         -         90,000     450,000            -            -           450,000

                                   (Continued)

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 90

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CHANGES IN
                         SHAREHOLDERS' EQUITY (DEFICIT)
          FROM INCEPTION, JANUARY 10, 1986, THROUGH SEPTEMBER 30, 1996
                                   (CONTINUED)


                                                                           PREFERRED                     DEFICIT
                               COMMON STOCK       PREFERRED STOCK      STOCK SUBSCRIBED                ACCUMULATED
                           -------------------  -------------------   -------------------  ADDITIONAL    DURING         TOTAL
                             NUMBER               NUMBER               NUMBER               PAID-IN    DEVELOPMENT   SHAREHOLDERS'
                           OF SHARES    AMOUNT  OF SHARES   AMOUNT    OF SHARES   AMOUNT    CAPITAL       STAGE     EQUITY (DEFICIT)
                           ---------    ------  ---------  --------   ---------  --------  ----------  -----------  ---------------
Common stock issued in
  August, 1995 for
  legal services valued
  at $10,000
  ($1.00 per share)          10,000        10       -            -          -         -        9,990           -          10,000

Preferred stock issued
  in October, 1995 as an
  inducement to an
  ndividual to arrange
  for $250,000 to be
  loaned to the Company
  by a trust controlled
  by the individual,
  value of $200,000
  ($5.00 per share)              -        -        40,000     200,000       -         -           -            -          200,000

Net loss, April 1, 1995
  to December 31, 1995           -        -           -          -          -         -           -    (   589,056)     ( 589,056)
                           ---------  -------   ---------  ----------  --------  --------  ----------   ----------       --------

Balance December 31,
  1995                     5,345,439    5,345   1,668,000   8,340,000       -         -     3,572,343  ( 4,171,821)     7,745,867

Unaudited:

Preferred stock sub-
  scribed in April,
  1996, issued in July,
  1996, as an inducement        -         -           -           -        5,000    25,000  (   5,000)         -           20,000

Net loss, January 1,
  1996 to September 30,
  1996                           -        -           -           -          -         -          -    (   741,717)    (  741,717)
                           ---------  -------  ---------  ----------  --------  ---------  ----------   ----------     ----------

Balance September 30,
  1996                     5,345,439  $ 5,345  1,668,000  $8,340,000     5,000  $  25,000  $3,567,343  ($4,913,538)    $7,024,150
                           =========  =======  =========  ==========  ========  =========  ==========   ==========     ==========


          See accompanying notes to consolidated financial statements and accountants compilation report.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 91



                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     FOR THE NINE MONTHS ENDED SEPTEMBER 30,
                                   (UNAUDITED)

                                                                          JAN. 10, 1986 THROUGH SEPT. 30,

                                                                    1996                1995                1996
                                                                    ----                ----                ----
Cash flows from operating activities:
     Net (loss)                                                  ($ 741,717)        ( $421,160)          ($4,913,538)

   Adjustments to reconcile net loss to cash
     provided from operations:
      Depreciation and amortization                                 411,081            403,449             1,835,576
      Stock issued for services                                         -               60,100             1,850,438
      Stock issued for financing costs                                  -                  -                 200,000
      Change in accounts receivable                                  28,626         (  312,678)          (   496,238)
      Change in game inventories                                     60,688                -                  75,400
      Amortization of deferred loan costs                            16,576                -                  16,576
      Change in accounts payable                                 (   11,991)        (   41,005)               41,747
      Change in accrued expenses                                     89,221             90,000               214,950
      Loss on write-off of marketable securities                        -                  -                  2,000
      Loss on disposal of assets                                        -                  -                   2,440
      Write-off of production costs                                     -                  -                 236,138
      Loss on equity interest in joint venture                          -                  -                 880,827
                                                                  ---------          ---------            ----------
         Cash provided (used) by operating activities            (  147,516)        (  221,294)          (    53,684)
                                                                  ---------          ---------            ----------

Cash flows from investing activities:
   Organization costs incurred                                          -                  -             (       758)
   Investment in marketable securities                                  -                  -             (     2,000)
   Payment for production costs                                         -                  -             (   236,567)
   Investment in joint venture                                          -                  -             (   880,827)
   Effect of business capitalization                                    -                  -             (     9,853)
   Purchase of property and equipment                            (   38,064)        (   26,834)          (   224,692)
                                                                  ---------          ---------            ----------
         Cash provided (used) by investing activities            (   38,064)        (   26,834)          ( 1,354,697)
                                                                  ---------          ---------            ----------

Cash flows from financing activities:
   Proceeds from notes payable                                      250,000                -                 250,000
   Deferred loan cost paid                                       (   61,000)               -             (    61,000)
   Repayment of notes payable                                    (    2,553)               -             (     2,553)
   Loans from shareholders/affiliates                                20,321             40,029               745,124
   Repayments on loans from shareholders                         (   19,724)        (   13,309)          (    97,871)
   Proceeds from issuance of common stock                               -              165,000               587,734
                                                                  ---------          ---------            ----------
         Cash provided by financing activities                      187,044            191,720             1,421,434
                                                                  ---------          ---------            ----------

Net increase (decrease) in cash                                       1,464         (   56,408)               13,053
Cash at beginning of period                                          11,589             58,928                   -
                                                                  ---------          ---------            --------
Cash at end of period                                             $  13,053          $   2,520            $   13,053
                                                                  =========          =========            ==========


Supplemental information:
   Income taxes paid                                              $     -            $     -              $      -
                                                                  =========          =========            ==========
   Interest paid                                                  $  38,831          $     193            $  128,495
                                                                  =========          =========            ==========

Significant non-cash transactions included the following:

   During 1995, legal and accounting fees valued at $60,100 were paid for by the issuance of 210,000 shares of common stock; $450,000 of loans payable to shareholders were repaid through the issuance of 90,000 shares of preferred stock; and $200,000 of finance charges relating to loan inducement fees were paid for by the issuance of 40,000 shares of preferred stock.

   During 1996, loan costs of $20,000 were paid for through the issuance of 5,000 shares of preferred stock.

          See accompanying notes to consolidated financial statements and accountants compilation report.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 92

                            SBI COMMUNICATIONS, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 1996
                                    UNAUDITED


NOTE 1 - ORGANIZATION AND CERTAIN SIGNIFICANT ACCOUNTING POLICIES

The organization and certain major accounting policies of SBI Communications, Inc. are summarized below to assist the reader in reviewing the Company's financial statements.

   ORGANIZATION

   SBI Communications, Inc. (the "Company"), was originally organized in the State of Utah on September 23, 1983, under the corporate name of Alpine Survival Products, Inc. Its name was subsequently changed to Justin Land and Development, Inc. during October, 1984, and then to Supermin, Inc. on November 20, 1985. On September 29, 1986, Satellite Bingo, Inc. was the surviving corporate entity in a statutory merger with Supermin, Inc., a Utah corporation. In connection with the above merger, the former shareholders of Satellite Bingo, Inc. acquired control of the merged entity and changed the corporate name to Satellite Bingo, Inc. Through shareholder approval dated March 10, 1988, the name was changed to its current name of SBI Communications, Inc.

   DEVELOPMENT STAGE COMPANY

   The Company plans to provide an interactive, satellite cable bingo game show and other similar telecommunication products or services to television viewers. Since principal operations have not commenced, and since only insignificant revenues have been generated, the Company is considered to be a development stage company. Statement of Financial Accounting Standards Number 7 establishes the accounting principles governing development stage companies.

   PRINCIPLES OF CONSOLIDATION

   The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Satellite Bingo, Inc., a Georgia corporation, which currently is inactive with no assets or liabilities. Intercompany transactions and balances have been eliminated in consolidation.

   ESTIMATES AND ASSUMPTIONS

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE 2 - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements, which are for interim periods, have been prepared by the Company. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 93 omitted. In the opinion of the Company's management, the disclosures made are adequate to make the information presented not misleading, and the consolidated financial statements contain all adjustments necessary to present fairly the financial position as of September 30, 1996, results of operations for the three months and nine months ended September 30, 1996 and 1995, and cash flows for the nine months ended September 30, 1996 and 1995. The unaudited consolidated financial statements should be read in conjunction with the consolidated financial statements and the footnotes thereto contained in Form 10-SB as filed with the Securities and Exchange Commission during 1996. The December 31, 1995, balance sheet was derived from audited consolidated financial statements, but does not include all disclosures required by generally accepted accounting principles.

The results of operations for the nine months ended September 30, 1996, are not necessarily indicative of the results to be expected for the full year.

NOTE 3 - DEFERRED LOAN COSTS

Deferred loan costs are summarized as follows at September 30, 1996:

   Original cost                                  $   81,000
   Less accumulated amortization                      16,576
                                                  ----------
                                                  $   64,424

NOTE 4 - ACCOUNTS RECEIVABLE AND GAME INVENTORY ADJUSTMENTS

During the third quarter of 1996, management determined that amounts due from a particular charity for back rents totalling $187,500 would likely be collected only through assumption of certain furniture and equipment owned by the charity. Management estimates that the value of such furniture and equipment is only $100,000, and accordingly has recorded an additional bad debt reserve of $87,500.

Game inventory used by charities leasing the bingo hall is billed to the related charity. During the third quarter of 1996, management made the decision to not pursue collection of amounts billed for game inventory during 1996, and to donate the remaining game inventory to the charity. This resulted in a charge to operations of $60,688 in the third quarter of 1996.

NOTE 5 - MORTGAGE NOTE PAYABLE

Mortgage note payable is summarized as follows as of September 30, 1996:

Mortgage note payable in 30
   installments of $3,330 including
   interest at 14% per annum, with a
   final balloon payment of $235,255
   due October 1,1998, secured by a
   deed of trust on all of the
   Company's real estate                                $ 247,447

   Less current portion                                     5,672

   Long-term portion                                    $ 241,775
                                                        =========


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 94

$61,000 of the proceeds from the above note were used to pay various costs associated with the loan, and have been capitalized as deferred loan costs. In addition, as a condition of the loan, the Company paid an additional $20,000 in loan costs by issuing subscriptions for 5,000 shares of preferred stock to the lender. As a further inducement to obtain the mortgage note, the Company has granted an option to the mortgagor to acquire 50,000 shares of common stock at a price of fifty cents ($0.50) per share. Such option is exercisable upon thirty days notice, and expires upon repayment of the mortgage loan.


NOTE 6 - EARNINGS PER SHARE

The Company's income (loss) per share was calculated using weighted average shares outstanding for the appropriate period. These amounts were determined based upon retroactive restatement for the 1 for 20 reverse stock split occurring in 1993. Although the preferred stock is a common stock equivalent, with a conversion rate of approximately 10 shares of common stock for each share of preferred stock as of the date the preferred stock was issued, preferred stock conversion has not been included in the calculation of earnings per share in that to do so would be anti-dilutive.


NOTE 7 - COMMITMENTS, RISKS AND CONTINGENCIES

The Company manages for various charities a bingo hall in Piedmont, Alabama. Rents and administrative fees charged to charities are unsecured, and generally are paid only as revenues from the bingo games produce sufficient profit to allow the charities to make payments. Accounts receivable at September 30, 1996, are concentrated principally with two charities. Management has estimated the amount of such receivables that are collectible based upon their knowledge of the financial condition of the charities and the history of the profitability of bingo games. It is reasonably possible that management's estimate of the amount of such receivables that are collectible could change in the near future.

As reflected in the statement of changes in stockholders' equity, the Company has a history of issuing common stock for services difficult to value, or yet to be provided. Approximately 4,600,000 (or 86%) of the common stock outstanding at September 30, 1996, is restricted in some fashion as a result of the above transactions. Furthermore, the Company has in prior years canceled common stock certificates due to non-performance of the third parties involved in certain of the above transactions. Although no party to such transactions has yet instigated litigation involving the Company for cancellation or restriction of related shares, due to the volume of such transactions, litigation relating to such activity remains a possibility. Management feels all actions it has taken to cancel or restrict common stock are with merit, and does not anticipate any material loss being incurred by the Company relating to future resolution of these matters.

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 95

SUMMARY FINANCIAL DATA

      Set forth below is selected financial information of the Registrant and its consolidated subsidiaries as derived from the audited statements of income
(loss) for the last two calendar years, from the balance sheets for the periods then ended. The selected financial information should be read in conjunction with the financial statements (including the notes thereto) filed with this Registration Statement and are qualified by reference to such financial statements.

                                      DECEMBER 31, 1995       DECEMBER 31, 1994
                                      -----------------       -----------------
STATEMENT OF OPERATIONS DATA
Gross Revenues                             604,873                  25,076
Income from Operations(Loss)           (   769,232)           (    319,575)
Net Income (Loss) per share *          (          .14)        (           .07)

BALANCE SHEET DATA
ASSETS
Current Assets                             536,453                  58,928
Property & equipment, less
    accumulated depreciation             7,316,219               7,483,501
Other Assets                               326,818                 607,661
                                         ---------               ---------
TOTAL ASSETS                             8,179,490               8,150,090

LIABILITIES
Current Liabilities                        433,623                 510,091
Long Term Liabilities                      NIL                     NIL
TOTAL LIABILITIES                          433,623                 510,091
TOTAL STOCKHOLDERS' EQUITY               7,745,867               7,639,999
                                         ---------               ---------
TOTAL LIABILITIES AND EQUITY             8,179,490               8,150,090
                                         =========               =========
------
* See above. Per share data is computed based on the weighted average of common stock outstanding as of the report date.


PART III

ITEM 1.      INDEX TO EXHIBITS

    Incorporated by reference from Item 2 below.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 96



ITEM 2.      DESCRIPTION OF EXHIBITS

             PAGE OR
EXHIBIT      SOURCE OF
NUMBER       INCORPORATION          DESCRIPTION
-------      -------------          -----------
2.  .1           ***          Plan of Reorganization:  Agreement and Plan of Merger [sic] by and among
                              Satellite Bingo, Inc., a Georgia corporation, and Supermin, Inc. dated
                              September 2, 1986.

    .2           ***          Re-incorporation in Delaware Instruments.

3.                CONSTITUENT DOCUMENTS:
    .1           ***          Articles of Incorporation, as amended

    .2           ***          Bylaws, as amended

10.                           MATERIAL CONTRACTS:
    .1           ***          Agreements for Purchase of Piedmont Bingo Hall (Frontier Palace).

    .2           ***          Employment Agreement between Registrant and Ronald Foster.

    .3            JOINT VENTURE AGREEMENTS:
                 ***      .1  Joint Venture Agreement with VPACS Limited (a New York corporation)
                 ***      .2  Cahill Agreement
                 ----     .3 La Yate Company Limited (Hong Kong)
                 ----     .4  PandaAmerica/Glendale Studios

    .4            BINGO HALL AGREEMENTS:
                 ***      .1  Chief Strikeaxe Trading Post (Oklahoma)
                 ***      .2  DCA Services Division, Fort Benning, Georgia
    .5           ***          Lease and Service Provider Agreements with Piedmont Jaycees.

    .6            PROGRAM & PRODUCTION AGREEMENTS:
                 ***      .1  Glendale Studios Production Agreements
                 ***      .2  Las Vegas Television Network, Inc.

    .7           ***          Lease Agreement dated January 17, 1996, with Integrated Telephony Products,
                              Inc.

    .8            AGREEMENTS WITH BRADLEY M. (BRAD) TATE:
                 ***      .1  Memorandum of Service Agreement
                 ***      .2  Consulting Agreement
    .9           ***      Alamo Leasing Agreement



                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 97


             PAGE OR
EXHIBIT      SOURCE OF
NUMBER       INCORPORATION              DESCRIPTION
------       -------------              -----------
    .10                            LETTERS OF INTENT:
                ***   .1           Glendale Studios, Inc.
                ***   .2           Cherokee Indians of Georgia, Inc.
                ***   .3           Promotions International Corporation.

    .11                            LICENSING AGREEMENTS:
                ***   .1           Fertina-C, LTD, March 25, 1992 (Greece)
                ***   .2           Satellite Bingo, Inc. and Luis Manuel Da Costa Matias,
                                   January 18, 1991(Brazil)
                ***   .3           I.O. Report, C.A., March 23, 1993, (Venezuela)

    .12                            LACOA AGREEMENTS:
                ***   .1           Lobbyist Engagement Agreement
                ***   .2           Management Agreement

11.             *              Statement re computation of per share earnings.

21.             **             Subsidiaries of the Registrant.

99.                            ADDITIONAL EXHIBITS:
                ***   .1       Letter from Fletcher, Heald & Hidreth to Ron Foster, dated
                               April 10, 1992, referencing communications with Cynthia
                               Young, Assistant Chief, Support of Litigation, rganized
                               Crime and Racketeering Section of the Criminal Division,
                               UNITED STATES DEPARTMENT OF JUSTICE.

                ***   .2       Letter from Fletcher, Heald & Hidreth to Ron Foster, dated
                               March 19, 1992, referencing the legality under federal law of SBI Communications, Inc.'s programs and planned
                               subscription network.

                ***   .3       Correspondence between the Federal Communications
                               Commission and Putbrese, Hunsaker & Ruddy, dated
                               September 14, 1990 through February 11, 1991, requesting
                               a request for declaratory ruling the legality of advertising interactive Bingo games on cable systems.

                ***   .4       Correspondence between Sutherland, Asbill & Brennan and
                               the Federal Communications Commission, from July 28,
                               1986, until some undetermined time in 1987.

                ***   .5           Opinion letters to Ron Foster from Sutherland, Asbill &

                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 98


             PAGE OR
EXHIBIT      SOURCE OF
NUMBER       INCORPORATION              DESCRIPTION
------       -------------              -----------
                                   Brennan dated July 11 and 15, 1986.

                ***   .6           Letter involving the game C-Note, dated June 18, 1993,
                                   referencing a prohibition under Section 9-701(1(a) to the
                                   offer of games of Bingo and keno in Nebraska, but noting
                                   that such statute would not appear to prohibit the
                                   broadcast of the games into Nebraska, or, the location in
                                   Nebraska of telephone banks involving offers of the
                                   games outside of Nebraska.

                ***   .7           Opinion Letter dated November 16, 1995, from Wiley,
                                   Rein & Fielding (Washington, D.C.), re Pay-per-view
                                   Bingo.

                ***   .8           Ordinance Number 429 (Bingo) dated June 13, 1994,
                                   City Clerk of Piedmont, Alabama.

                ***   .9           Alabama Constitution, Amendment Number 508, Bingo
                                   Games in Calhoun County.

                ***   .10          Limited Appraisal of Frontier Palace, dated May 1, 1995,
                                   prepared by Phillip C. Ledbetter.

------

/bullet/ Incorporated by reference from the disclosure thereof in the financial statements filed herewith.

** Incorporated by reference from the disclosure thereof at Part I, Item I (Description of Business), located at page 3 of this registration statement.

***      Provided in the original filing or first amendment.


                    FORM 10-SB DATED JANUARY 8, 1997, PAGE 99

                                   SIGNATURES

    PURSUANT TO THE REQUIREMENTS OF SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS FIRST AMENDED REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.


                                        SBI COMMUNICATIONS, INC.

DATED: DECEMBER 9, 1996

                                        /s/RONALD FOSTER
                                        --------------------------
                                        Ronald Foster
                                        Chairman, President & Chief Executive


                   FORM 10-SB DATED JANUARY 8, 1997, PAGE 100